  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 10, 1998
                                            REGISTRATION STATEMENT NO. 333-59857

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------
                                   DEY, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                                    2834                                   94-2463696
    (STATE OR OTHER JURISDICTION OF             (PRIMARY STANDARD INDUSTRIAL                    (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)             CLASSIFICATION CODE NUMBER)                  IDENTIFICATION NUMBER)

                            ------------------------

    2751 NAPA VALLEY CORPORATE DRIVE, NAPA, CALIFORNIA 94558, (877) 666-1534 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                CHARLES A. RICE
                                PAMELA R. MARRS
                                   DEY, INC.
                        2751 NAPA VALLEY CORPORATE DRIVE
                             NAPA, CALIFORNIA 94558
                                 (877) 666-1534
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                with copies to:

                EDWIN S. MATTHEWS, JR., ESQ.                                      ROBERT M. CHILSTROM, ESQ.
                   JEFFREY E. COHEN, ESQ.                                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                      COUDERT BROTHERS                                                 919 THIRD AVENUE
                1114 AVENUE OF THE AMERICAS                                           NEW YORK, NY 10022
                     NEW YORK, NY 11036                                                (212) 735-3000
                      (212) 626-4400

                            ------------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective
                            ------------------------

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
                                                  ------------------------

     If this form is a post-effective amendment filed pursuant to
Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
                                                  ------------------------

     If this form is a post-effective amendment filed pursuant to
Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
                                                  ------------------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE


                                                               PROPOSED
                                                           MAXIMUM OFFERING         PROPOSED            AMOUNT OF
          TITLE OF EACH CLASS              AMOUNT TO BE        PRICE PER       MAXIMUM AGGREGATE      REGISTRATION
     OF SECURITIES TO BE REGISTERED        REGISTERED(1)       SHARE(2)        OFFERING PRICE(2)         FEE(3)
Common Stock............................    16,215,000          $16.00            $259,440,000           $8,685


(1) Includes up to 2,115,000 shares of Common Stock which the Underwriters may require the Company to sell solely to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the amount of registration fee pursuant to Rule 457(a) of the Securities Act of 1933, as amended.

(3) $67,850 previously paid.

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                SUBJECT TO COMPLETION, DATED SEPTEMBER 10, 1998


PROSPECTUS

[LOGO]                         14,100,000 SHARES

                                   DEY, INC.

                                  COMMON STOCK


     All of the 14,100,000 shares of Common Stock offered hereby are being sold by Dey, Inc. ("Dey" or the "Company"). As a result of such sale, after this offering (the "Offering"), Lipha Americas, Inc., which currently owns 100% of the outstanding shares of the Company's Common Stock, will own approximately 84% of the outstanding shares of Common Stock. Lipha Americas, Inc. is a wholly-owned subsidiary of Merck-Lipha S.A., which is a 99.53% owned French subsidiary of Merck KGaA, Darmstadt, Germany. Prior to the Offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $12.00 and $16.00 per share. See "Underwriting" for information relating to determination of the initial public offering price. The Company has applied for listing on the New York Stock Exchange (the "NYSE") of its Common Stock under the symbol "DYY."


                            ------------------------


 SEE "RISK FACTORS" COMMENCING ON PAGE 7 FOR A DISCUSSION OF CERTAIN MATERIAL
       RISK FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.


                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

[CAPTION]

                                                                              UNDERWRITING
                                                      PRICE TO               DISCOUNTS AND              PROCEEDS TO
                                                       PUBLIC                COMMISSIONS(1)              COMPANY(2)
Per Share...................................             $                         $                         $
Total(3)....................................             $                         $                         $

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.


(2) Before deducting expenses of the Company estimated at $1,675,000.


(3) The Company has granted to the Underwriters a 30-day option to purchase up to 2,115,000 additional shares of Common Stock, on the same terms and conditions as set forth above, to cover over-allotments, if any. If all such shares are purchased by the Underwriters, the total Price to Public will be
    $       , the total Underwriting Discounts and Commissions will be $
    and the total Proceeds to Company will be $       . See "Underwriting."

                            ------------------------

     The shares of Common Stock are offered subject to prior sale, when, as and if delivered and accepted by the Underwriters and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify said offer and to reject orders in whole or in part. It is expected that
delivery of the Common Stock will be made on or about             , 1998, at the
offices of Bear, Stearns & Co. Inc., 245 Park Avenue, New York, New York 10167.

BEAR, STEARNS & CO. INC.
                          HAMBRECHT & QUIST
                                             J.P. MORGAN & CO.
                                                                 LEHMAN BROTHERS

               The date of this Prospectus is             , 1998.

    [PHOTOGRAPHS - Series of pictures showing families, couples and children interspersed with pictures of, clockwise from top, one unit dose vial of albuterol sulfate inhalation solution, one multi-dose bottle of albuterol sulfate inhalation solution concentrate, one unit dose vial of cromolyn sodium inhalation solution and one canister of albuterol inhalation aerosol and one shelf carton and representative vials of ipratropium bromide inhalation solution.]

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENTS, STABILIZING BIDS AND SHORT COVERING TRANSACTIONS AND THE IMPLEMENTATION OF PENALTY BIDS. SEE "UNDERWRITING."

                            ------------------------


     All information contained in the "Prospectus Summary" and in "Business" concerning the definition and size of the various U.S. product markets in which Dey participates is based on figures published for 1997 by IMS Health Incorporated ("IMS"), a company primarily engaged in providing market research services. IMS is considered to be a leading provider of sales data for pharmaceutical products in the United States. Data audited and reported by IMS does not include sales to all markets in which Dey competes; most notably, with respect to Dey's products, IMS does not audit and report sales to the home health care market and the mail order market. Prospective investors are, accordingly, urged to review such market data reported by IMS with caution, and should recognize that the market share of any particular product marketed by Dey may be overstated or understated when comparing such product's actual sales solely with the market data reported by IMS. Information contained herein in "Business" concerning the incidence of certain respiratory diseases among the overall U.S. population is based on a variety of published sources; the Company believes such information is widely accepted among specialists in the treatment of such diseases and is reliable.

                            ------------------------

     Unless otherwise referred to or the context otherwise requires, references to the "Company" or "Dey" shall mean Dey, Inc. and its subsidiaries, "Merck KGaA" shall mean Merck KGaA, of Darmstadt, Germany, a Kommanditgesellschaft auf Aktien (not affiliated with Merck & Co., Inc., Whitehouse Station, New Jersey, U.S.A.), "Lipha Americas" shall mean Lipha Americas, Inc., "Merck-Lipha" shall mean Merck-Lipha S.A. (see "Principal Stockholders") and "Lipha" shall mean Lipha S.A.
                            ------------------------

     Dey-Pak(Registered), EasiVent(Trademark), Mucosil(Trademark),
Accuvent(Trademark) and DuoNeb(Trademark) are trademarks of Dey. With respect to the products sold by Dey under license, EpiPen(Registered) and Astech(Registered) are registered trademarks of EM Industries, Inc., a wholly-owned subsidiary of Merck KGaA; ACE(Registered) is a registered trademark of Diemolding Corporation; and Curosurf(Registered) is a registered trademark of Chiesi Farmaceutici, S.p.A.

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus, including the information under "Risk Factors." Except as otherwise noted, all information in this Prospectus
(i) assumes the filing by the Company of a Restated Certificate of Incorporation, pursuant to which the Company is authorized to issue up to 140,000,000 shares of Common Stock, par value $.01 per share, and 10,000,000 shares of Preferred Stock, par value $1.00 per share, (ii) is adjusted to give effect to a 72,885 for 1 split of the Common Stock and (iii) assumes no exercise of the Underwriters' over-allotment option. This Prospectus may contain, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results and the timing of certain events could differ materially from those discussed in such forward-looking statements. Factors that could cause or contribute to such differences include those discussed under "Risk Factors," as well as those discussed elsewhere in this Prospectus. See "Special Note Regarding Forward-Looking Statements."


                                  THE COMPANY

     Dey is a specialty pharmaceutical company focused on the development, manufacturing and marketing of prescription drug products for the treatment of respiratory diseases (such as chronic obstructive pulmonary disease ("COPD") and asthma) and respiratory-related allergies (such as anaphylaxis and rhinitis). Dey is particularly strong in the development and high-volume manufacture of sterile, unit dose inhalation solution products. The U.S. market in 1997 for inhalation therapy prescription pharmaceutical products was estimated by IMS to have been approximately $3.4 billion, consisting of nebulizer inhalation solutions ($0.4 billion), metered dose inhalers ($1.7 billion), intranasal products ($0.9 billion) and other inhalation therapy products ($0.4 billion). Dey had net sales of $220 million in 1997.

     Dey is one of the largest U.S. manufacturers of sterile, unit dose inhalation solution products for the treatment of respiratory diseases. Unit dose solution products, because they are pre-measured, are convenient to use and reduce the risk of dosage error, medication waste and cross-contamination. Dey's sterile, unit dose inhalation solution products include albuterol sulfate and cromolyn sodium for the treatment of asthma and ipratropium bromide for the treatment of COPD. Dey also markets sterile sodium chloride solution products, under the brand name Dey-Pak(Registered), used for diluting concentrated inhalation solutions and in tracheal care for patients who require periodic tracheal suctioning and cleaning. Dey also has the exclusive right to market EpiPen(Registered) brand autoinjectors, which permit patients to self-administer epinephrine for severe anaphylactic reactions. EpiPen(Registered) is currently the only epinephrine autoinjector on the U.S. market.


     Dey is pursuing new product development through a combination of internal research and development, sponsored research and development and acquiring or licensing products developed by others. Dey currently has pending three New Drug Applications ("NDAs") and two Abbreviated New Drug Applications ("ANDAs") before the U.S. Food and Drug Administration (the "FDA"). These include two NDAs for sterile, unit dose inhalation solution products for the treatment of asthma and COPD, one NDA for a patented product for the treatment of infant respiratory distress syndrome ("IRDS") and two ANDAs for mechanical pump nasal spray products for the treatment of allergic rhinitis. Dey is also developing a proprietary inhalation delivery system for dry powders; pivotal studies on the first of a series of products using this delivery system are scheduled to begin in late 1998 or early 1999.


     Dey has its own comprehensive U.S. marketing and distribution network, which markets Dey's products to large institutional purchasers, wholesalers, group purchasing organizations, chain pharmacies, health maintenance organizations ("HMOs") and home health care organizations, as well as directly to physicians, including allergists, pulmonologists and pediatricians. Dey currently employs approximately 100 people in marketing and sales, and expects that number to increase significantly as new products are launched. Dey distributes its products throughout the United States from two locations: its manufacturing and distribution facility in Napa, California and its distribution center in Allen, Texas.

     The key elements of Dey's strategy are as follows: (i) to focus on products for the treatment of respiratory diseases; (ii) to enhance its leadership position in the market for sterile, unit dose inhalation solution products;
(iii) to develop additional and novel drug delivery technologies for use in the treatment of respiratory diseases; (iv) to aggressively expand its product line through the development, in-licensing and acquisition of new products; and
(v) to leverage its existing strengths in the marketing, distribution and sale of products for respiratory diseases.

     Dey was formed in 1977 and initially established a successful business manufacturing and marketing sterile, unit dose bronchodilators for inhalation, packaged in plastic vials, and unit dose sodium chloride solutions. In 1988, Dey was acquired by a subsidiary of Lipha, which is headquartered in Lyon, France. In 1991, E. Merck, a German partnership that now controls Merck KGaA (see "Principal Stockholders"), acquired a majority interest in Lipha and subsequently increased its interest (through Merck KGaA) to essentially all of the shares of Lipha.

     The Company's principal executive offices are located at 2751 Napa Valley Corporate Drive, Napa, California 94558, and its telephone number is (877) 666-1534.

                                  THE OFFERING


Common Stock offered hereby...............  14,100,000 shares (1)
Common Stock to be outstanding after the
  Offering................................  86,985,000 shares (1)(2)
Use of proceeds...........................  The Company intends to use the net proceeds of the Offering to repay indebtedness of the Company to its indirect parent, Merck KGaA. See
                                            "Use of Proceeds," "Principal Stockholders" and "Certain
                                            Transactions."
New York Stock Exchange symbol............  DYY


------------------------
(1) Does not include up to 2,115,000 shares of Common Stock that may be sold by the Company pursuant to the Underwriters' over-allotment option. See "Underwriting."


(2) Does not include 900,000 shares of Common Stock reserved for issuance upon exercise of stock options that may be granted under an incentive plan expected to be adopted by the Company prior to the Offering. See "Management--Employee Plans."

                       SUMMARY HISTORICAL FINANCIAL DATA

     The following summary financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Company's Consolidated Financial Statements and the Notes thereto appearing elsewhere in this Prospectus.


                                                                                                        SIX MONTHS
                                                 YEAR ENDED DECEMBER 31,                              ENDED JUNE 30,
                           -------------------------------------------------------------------   -------------------------
                              1993          1994          1995          1996          1997          1997          1998
                           -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                   (In millions, except share and per share data)
CONSOLIDATED STATEMENT OF
  INCOME DATA:
  Net sales...............      $ 90.1        $116.3        $136.7        $166.5        $219.8        $103.9        $135.7
  Cost of sales...........        23.3          30.9          39.0          64.3          77.2          30.8          48.8
                           -----------   -----------   -----------   -----------   -----------   -----------   -----------
  Gross profit............        66.8          85.4          97.7         102.2         142.6          73.1          86.9
  Operating expenses......        16.0          23.3          32.4          42.9          53.1          21.5          32.6
                           -----------   -----------   -----------   -----------   -----------   -----------   -----------
  Income from operations..        50.8          62.1          65.3          59.3          89.5          51.6          54.3
  Interest and other
    income, net...........         2.5          (9.3)          0.7           1.5           1.7           0.6           1.1
                           -----------   -----------   -----------   -----------   -----------   -----------   -----------
  Income before taxes.....        53.3          52.8          66.0          60.8          91.2          52.2          55.4
  Income taxes............       (24.2)        (21.8)        (27.1)        (25.0)        (37.2)        (21.2)        (21.3)
                           -----------   -----------   -----------   -----------   -----------   -----------   -----------
  Net income..............      $ 29.1        $ 31.0        $ 38.9        $ 35.8        $ 54.0        $ 31.0        $ 34.1
                           -----------   -----------   -----------   -----------   -----------   -----------   -----------
                           -----------   -----------   -----------   -----------   -----------   -----------   -----------
  Net income per share
    (basic)...............      $ 0.40        $ 0.43        $ 0.53        $ 0.49        $ 0.74        $ 0.42        $ 0.47
                           -----------   -----------   -----------   -----------   -----------   -----------   -----------
                           -----------   -----------   -----------   -----------   -----------   -----------   -----------
  Weighted average common
    shares outstanding....  72,885,000    72,885,000    72,885,000    72,885,000    72,885,000    72,885,000    72,885,000
                           -----------   -----------   -----------   -----------   -----------   -----------   -----------
                           -----------   -----------   -----------   -----------   -----------   -----------   -----------
Pro forma net income per
  share (basic)...........                                                         $      0.61                 $      0.38
                                                                                   -----------                 -----------
                                                                                   -----------                 -----------
Pro forma weighted average
  common shares used to
  compute pro forma net
  income per share........                                                          89,100,000                  89,100,000
                                                                                   -----------                 -----------
                                                                                   -----------                 -----------



                                                                                        AT JUNE 30, 1998
                                                                         ----------------------------------------------
                                                                                                       PRO FORMA
                                                                         ACTUAL     PRO FORMA(1)      AS ADJUSTED(1)(2)
                                                                         -------    --------------    -----------------
                                                                                         (In millions)
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents...........................................   $  17.2        $ 17.2             $  17.2
  Working capital (deficit)...........................................      25.3        (199.7)                0.3
  Total assets........................................................     194.8         194.8               194.8
  Total debt (due to affiliates)......................................      22.0          22.0                38.1
  Total stockholders' equity (deficit)................................     114.8        (110.2)               73.7



------------------------
(1) After giving effect to a dividend to Lipha Americas declared subsequent to June 30, 1998, in the amount of $225,000,000. See "Certain Transactions."


(2) Adjusted to give effect to the borrowing of $200,000,000 from Merck KGaA to partially fund payment of the dividend referred to in note (1) above, the sale by the Company of the 14,100,000 shares of Common Stock offered hereby at an assumed public offering price of $14.00 per share (the mid-point of the price range) and, after deduction of underwriting discounts and commissions and estimated expenses of the Offering, and the application of the net proceeds of the Offering to the repayment of indebtedness of the Company to Merck KGaA in connection with the borrowing referred to above. See "Use of Proceeds" and "Certain Transactions."

                                  RISK FACTORS

     Prospective purchasers of the Common Stock offered hereby should consider carefully the following factors in addition to the other information set forth in this Prospectus.


PROCEEDS OF THE OFFERING WILL BENEFIT PARENT



     On July 21, 1998, the Company declared a dividend, payable on August 14, 1998, to its direct parent, Lipha Americas, of $225,000,000. On August 14, 1998, the Company borrowed $200,000,000 under a revolving credit facility with its ultimate parent, Merck KGaA (which prior to the Offering owns 99.53% of the outstanding shares of Common Stock of the Company (see "Principal Shareholders")) and applied such funds toward payment of the special dividend. The balance of the special dividend was funded from the Company's available cash. One of the business purposes of the Offering is to enable the Company to repay indebtedness owed by the Company to Merck KGaA under the revolving credit facility. Accordingly, all or substantially all of the proceeds of the Offering will be paid directly to Merck KGaA, and will not be retained by the Company. See "Use of Proceeds" and "Certain Transactions."


DEPENDENCE ON SALES OF KEY PRODUCTS

     During 1997, the Company derived approximately 75% of its revenues from sales of three sterile, unit dose inhalation solution products, albuterol sulfate (38%), ipratropium bromide (23%) and cromolyn sodium (14%) (the "Key Products"). See "Business--Dey's Current Products." Accordingly, any factor adversely affecting the sale of any of the Key Products would have a material adverse effect on the Company's business, financial condition and results of operations. Each of the Key Products is a generic version of a prescription drug with respect to which patent protection has lapsed. The Company does not have exclusive rights to market any of such products. Each of the Key Products could be rendered obsolete or uneconomical or could otherwise be adversely affected by numerous factors, including the development of new competitive pharmaceuticals to treat the conditions addressed by the Key Products, technological advances, manufacturing or supply interruptions, marketing or pricing actions by one or more of the Company's competitors, changes in the prescribing practices of physicians, changes in third party reimbursement practices, product liability claims, product recalls or other factors.

UNCERTAINTY OF NEW PRODUCT DEVELOPMENT AND APPROVALS

     Dey's future results of operations will depend, to a significant extent, upon its ability to successfully develop and obtain regulatory approvals for new products. See "Business--Products in Development." There can be no assurance that the Company will successfully develop and obtain approvals for any new products. The failure of Dey to develop and obtain approvals for new products on a timely basis, or to market such products on a commercially viable basis, would have a material adverse effect on its business, financial condition and results of operations.


     The Company has a variety of products under development, on its own and through third parties under contract, including reformulations of existing products, products intended to augment existing product lines and other new products. Prior to marketing, all of the Company's products under development must undergo rigorous testing, followed by the filing by the Company of an Abbreviated New Drug Application ("ANDA") or a New Drug Application ("NDA") with the FDA and extensive review by the FDA (see "Business--Government Regulation"). In order to file an NDA, which is required for new dosages of existing products, for new delivery systems for existing products and for new products, the FDA requires extensive preclinical and clinical testing for safety and efficacy. In order to file an ANDA, which can be filed for generic versions of brand name prescription drugs that are no longer covered by patents or whose marketing exclusivity has expired, the Company must present scientific data demonstrating that the generic drug formulation is bioequivalent(1) to a previously approved branded drug. In both cases, the FDA has the authority to determine what testing procedures are


------------------

(1) "Bioequivalent" is a term used by the FDA to signify that, based upon scientific evidence, two pharmaceutical products are therapeutically interchangeable or substitutable. A product which is bioequivalent to another product is of the same dosage form and strength and meets the same standards for quality and purity.

appropriate for a particular product and, in some instances, has not published or otherwise identified guidelines as to the appropriate procedures. The required product testing can take a number of years and require the expenditure of substantial resources, and there can be no assurance that such testing of any product under development will result in a commercially viable product. The results of initial trials are not necessarily predictive of the results of later trials, and in many cases products suffer significant setbacks in later trials, despite promising earlier results. Further, the Company may decide to modify a product in testing, which could materially extend the test period and increase the development costs of the product in question. There can be no assurance that even after such time and expenditures, regulatory approval by the FDA will be obtained for any products developed by the Company. In addition, delays or rejections may be encountered based upon changes in FDA policy during the period of product development and FDA review. Any regulatory approval may impose limitations on the use for the product. Further, even if such regulatory approval is obtained, a marketed product, its manufacturer and its manufacturing facilities are subject to continual review and periodic inspections, and subsequent discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on such product or manufacturer, including withdrawal of the product from the market. In addition, the regulatory requirements applicable to any product may be modified, perhaps extensively, in the future.


     The Company regularly reevaluates its product development efforts. On the basis of these reevaluations, the Company has in the past, and may in the future, abandon development or commercialization efforts for particular products. There can be no assurance that the Company, following any such reevaluation, will continue its effort to develop any product or technology.

COMPETITION IN THE PHARMACEUTICAL INDUSTRY; UNCERTAINTY OF MARKET ACCEPTANCE; RAPIDITY OF TECHNOLOGICAL CHANGE

     The manufacture and sale of pharmaceutical products is highly competitive. Many of Dey's competitors are large, well-known pharmaceutical, chemical and health care companies which have greater financial, sales, marketing, regulatory and scientific resources than Dey. Additionally, many of the Company's current and potential competitors have strong research and development capabilities that may allow such competitors to develop new or improved products that may compete with Dey's current and future products.


     The generic drug industry is intensely competitive, and Dey's competitors include many large brand name and generic companies, including companies which, compared to Dey, sell a high percentage of generic products manufactured by third parties. Because generic drugs do not have patent protection or any other market exclusivity, competitors of the Company may introduce competing generic products, which may be sold at lower prices or with more aggressive marketing. Conversely, as Dey continues to introduce branded drugs into its product portfolio, it will face competition from manufacturers of generic drugs which may claim to offer equivalent therapeutic benefits at a lower price. The aggressive pricing activities of the Company's generic competitors could have a material adverse effect on the Company's business, financial condition and results of operations.


     Dey's success in commercializing any product will depend on the acceptance of such product by physicians and patients. Unanticipated side effects, product liability claims or product recalls or, more generally, unfavorable publicity concerning any of the Company's products or those of its competitors in the same therapeutic field could have an adverse effect on its ability to maintain or obtain regulatory approvals, to achieve acceptance by prescribing physicians, managed care providers or patients, and to commercialize its products, any of which could have a material adverse effect on Dey's business, financial condition and results of operations.

     The pharmaceutical industry is characterized by rapid technological change. The Company's products, branded or generic, could be rendered obsolete or uneconomical by the development of new pharmaceuticals or devices to treat the conditions addressed by its products or as a result of either technological advances affecting the cost of production or marketing or pricing action by one or more of its competitors. In addition, the development of any new product by the Company could affect the demand for the current products of the Company if such new product has the same or similar indications as one or more of the Company's current products.

     See "Business--Competition."

RISK OF PRODUCT LIABILITY AND PRODUCT RECALLS


     The development, manufacture, sale and use of the Company's products involve an inherent risk of product liability claims. Product liability insurance for this type of risk is expensive and difficult to obtain in the United States. The Company currently maintains product liability insurance and also participates in larger umbrella group insurance policies arranged by Lipha which provide umbrella coverage for Lipha and its affiliates on a joint basis. There can be no assurance, however, that such insurance will be adequate to protect the Company against any liabilities it might incur in connection with its business (or that claims against affiliates will not materially limit the Company's coverage under umbrella policies arranged by Lipha), or that the Company will continue to be able to obtain insurance on satisfactory terms or in adequate amounts. Any product liability claims asserted against the Company could result in the Company incurring significant expenses in defending against any such claims and, if any such claims were validated, the Company may not have sufficient resources or insurance coverage to satisfy the claims. See "Business--Litigation." More generally, any product liability claims against the Company or against any of its competitors in the same therapeutic field, if perceived to be valid, could have a material adverse effect on the Company's business, financial condition or results of operations.



     Product recalls may be issued at the discretion of the Company, its suppliers, the FDA, the Federal Trade Commission or other government agencies having regulatory authority for product sales and may occur due to disputed labeling claims, manufacturing issues, quality defects or other reasons. In the past year the Company has assisted Meridian Medical Technologies, Inc. ("Meridian"), the owner and manufacturer of the line of epinephrine autoinjector products marketed by the Company, in two separate product recall actions. In October 1997, Meridian and Dey agreed to voluntarily withdraw from the market all batches of EpiEZPen(Registered)and EpiEZPen(Registered) Jr. These products, activated by depressing a button on the autoinjector, were found to have a defect which resulted in premature discharge of the solution contents. In May 1998, Meridian and Dey agreed to voluntarily recall certain production batches of EpiPen(Registered) and EpiPen(Registered) Jr., pressure-activated autoinjectors, due to a potential for subpotency. Meridian has advised the Company that the manufacturing process for these products has been modified, and products to replace the recalled units are now available. In both of these recalls, Meridian is required to compensate Dey for costs associated with replacement products and administrative costs, but not for lost profits. Any adverse reaction arising (or alleged to have arisen) in connection with products subject to these or any other recalls could give rise to product liability claims and the risks attendant thereto described in the preceding paragraph.


UNCERTAINTY OF ENFORCEABILITY OF PATENTS, PROPRIETARY RIGHTS AND TRADEMARKS

     The Company relies, and anticipates that it will rely in the future, on patent protection for certain products the Company currently markets or may seek to market in the future. There can be no assurance that any patent issued to, or licensed by, the Company will provide protection that has commercial significance. There can be no assurance that challenges will not be initiated against the validity or enforceability of any such patent or, if initiated, that such challenges will not be successful. The cost of litigation, and the commitment of management's time to uphold the validity and prevent infringement of patents, can be substantial. Moreover, there can be no assurance that the products and technologies the Company currently markets, or may seek to market in the future, will not infringe patents or other rights owned by others. In the event of an adverse outcome of any dispute with respect to patent or other rights, the Company may be required to license such disputed rights or to cease using such disputed rights. There can be no assurance that a license would be available on terms acceptable to the Company, or at all. The invalidation, circumvention or unenforceability of any of the patents upon which the Company relies or may rely in the future, or the infringement or alleged infringement by such patents of the intellectual property rights of third parties, could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company relies, and expects to continue to rely, upon unpatented proprietary know-how and trade secrets in the development and manufacture of many of its principal products. The Company's policy is to require its key scientific and management personnel to enter into confidentiality agreements with the Company. There can be no assurance, however, that these agreements will provide meaningful protection for the Company's trade secrets or unpatented proprietary know-how in the event of any unauthorized use or disclosure of such know-how. In addition, there can be no assurance that others will not obtain access to or independently develop similar or equivalent trade secrets or know-how.

     The Company believes that trademark protection is an important factor in establishing product recognition. The inability of the Company to protect its trademarks from infringement and the resulting impairment to any goodwill which may have developed in such trademarks, or the Company's inability to use one or more of its trademarks because of successful third-party claims, could have a material adverse effect on the Company's business, financial condition and results of operations.

     See "Business--Intellectual Property."

THIRD-PARTY REIMBURSEMENT; PRICING PRESSURES

     The Company's ability to market its new and existing products is dependent in part on the extent to which appropriate reimbursement for the products and related treatment are obtained from health care payors, including government authorities, private health insurers and other organizations, such as HMOs and managed care organizations. Third-party payors are increasingly challenging pricing of pharmaceutical products and/or seeking pharmacoeconomic data to justify formulary acceptance and reimbursement practices. The growth of organizations such as HMOs and managed care organizations and legislative proposals to reform health care and government insurance programs could significantly influence the purchase of pharmaceutical products, resulting in lower prices and/or a reduction in demand for Dey's products. Such cost containment measures and health care reform could affect Dey's ability to sell its products and may have a material adverse effect on Dey's business, financial condition and results of operations.

     Significant uncertainty exists regarding the reimbursement status of pharmaceutical products. There can be no assurance that reimbursement will be available for any of the Company's products, that any reimbursement granted will be maintained or that limits on reimbursement available from third-party payors will not reduce the demand for, or negatively affect the price of, the Company's products. The unavailability or inadequacy of third-party reimbursement for its products would have a material adverse effect on Dey's business, financial condition and results of operations.


     The Company is unable to predict whether additional legislation or regulation or amendments to existing legislation or regulation affecting the health care industry or third-party coverage and reimbursement will be enacted in the future, or what effect such legislation or regulation would have on its business.


     Many of the Company's current products are generic versions of existing prescription drugs. These products are subject to intense competition, particularly with respect to market prices and especially where multiple competitors offer the same or similar products. Over recent years, Dey has been successful in maintaining and even augmenting its overall gross margin through the timely introduction of newer products which have higher margins relative to its older products. The Company is now developing and seeking FDA approval for branded products which, if successfully introduced, are anticipated to yield even higher margins. There can be no assurance that, in the future, the introduction of new products will offset any decline in margins of more mature products, in which case overall gross margins may decline. Any such decline in overall gross margins could have a material adverse effect on the Company's business, financial condition and results of operations.


INVESTIGATION OF REPORTING OF WHOLESALE ACQUISITION COSTS



     A number of pharmaceutical companies, including the Company, received federal subpoenas in October 1997 from the Office of Inspector General, U.S. Department of Health and Human Services in connection with an ongoing investigation of the reporting by such companies of "wholesale acquisition cost" data. Six states use such data to determine the rate at which they reimburse pharmacies for pharmaceuticals dispensed under Medicaid programs. The Company understands that the government is investigating to determine whether reimbursement to pharmacies and other health care providers was higher than required and that reporting of data with respect to albuterol products is one of the specific areas being investigated by the government. The Company understands that it is one of several pharmaceutical companies manufacturing albuterol which are being investigated. The Company is complying with the subpoena. The Company does not at this point know what further action the government will take in this matter.

FLUCTUATIONS IN QUARTERLY EARNINGS

     The Company may experience periodic fluctuations in quarterly earnings as a result of a variety of factors, including, but not limited to, the timing of the introduction of new products, the number and timing of introductions of competing products, pricing strategies adopted by the Company or by its competitors, the seasonal severity of respiratory diseases, which generally are more pervasive during the first and fourth quarters of the calendar year, the timing and amount of spending on research and development, the timing and extent of the ongoing expansion of the Company's sales forces, product recalls, litigation and costs relating to the integration of acquisitions.

     The Company's results of operations on a quarterly financial basis may fluctuate, perhaps significantly, as a result of the above or other factors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


UNCERTAINTY WITH RESPECT TO PRODUCT AND TECHNOLOGY LICENSING AND ACQUISITIONS


     Certain of Dey's products and technologies under development have been licensed from third parties. The failure of the Company to meet its obligations under one or more of these agreements could result in the termination of the Company's rights under such agreements. Further, there can be no assurance Dey will be able to continue to identify and negotiate attractive licensing arrangements with third parties.

     Dey may also pursue acquisitions of products or companies that could complement or expand its business. However, there can be no assurance that Dey will be able to identify appropriate acquisition candidates in the future. If an acquisition candidate is identified, there can be no assurance that the Company will be able to successfully negotiate the terms of any such acquisition, finance such acquisition or integrate such acquisition into its existing business and product lines. Furthermore, the negotiation of potential acquisitions could cause diversion of management's time and resources, and require significant resources to consummate. If Dey consummates one or more significant acquisitions through the issuance of shares of Common Stock, Dey's stockholders could suffer significant dilution of their ownership interests in Dey.

RELIANCE ON THIRD PARTIES AND MAJOR CUSTOMERS

     The Company relies on third parties for the manufacture of certain of its products, for the supply of raw materials, for shipping and for contract research activities.


     The Company relies on third parties to manufacture some of its products, including its albuterol sulfate MDI aerosol and inhalation solution concentrate products, Dey-Pak(Registered) sodium chloride solutions and Mucosil(Trademark) acetylcysteine solutions. The Company's contracts with such third party manufacturers are typically short term contracts subject to renewal. In addition, certain products sold by the Company under license, notably the EpiPen(Registered) product line (which is licensed from an affiliated company, see "Certain Transactions"), are manufactured by third party manufacturers. All third party manufacturers currently used by the Company manufacture products in finished dosage form and must comply with current Good Manufacturing Practices. With respect to Dey's products in development, Albuterol Mini-Dose(Trademark) will be manufactured by a third party under the technical direction of the Company and Curosurf(Registered) will be manufactured for the Company by its licensor, Chiesi Farmaceutici, S.p.A. There can be no assurance that third party manufacturers will be able to provide the Company with adequate supplies of products in a timely fashion, which could result in the Company's inability to fill orders from customers and the loss of sales and income. The Company also faces the risk that, in the event of, inter alia, the insolvency, bankruptcy or other serious commercial difficulties of any third party manufacturer, the destruction in whole or in part of any such third party manufacturer's facilities, the failure of any third party manufacturer's facilities to meet applicable regulatory standards or the expiration of the term of any third party manufacturing agreement and the inability of the Company to renew or extend such agreement with the third party manufacturer, the Company may not be able to obtain an alternative manufacturing source from other third parties or develop internal manufacturing capabilities on commercially viable terms, if at all. In such circumstances, the Company may be unable to continue to market such products as planned and could be required to abandon or divest itself of a product line on terms which would materially adversely affect the Company's business, financial condition and results of operations.

     Certain of the raw materials used in the manufacture of the Company's products are subject to FDA approval. The Company currently obtains certain raw materials for its manufacturing operations, such as albuterol sulfate, ipratropium bromide, cromolyn sodium and low density polyethylene resin, from single sources, each of which is an FDA-approved supplier. The Company does not currently have alternate FDA-approved sources for such raw materials. The Company actively manages inventory levels for such materials and is engaged in the evaluation of second source suppliers of selected materials. Although the Company has not experienced any material interruption of supply to date, failure of an FDA-approved single-source supplier to deliver sufficient quantities of such raw materials on a timely basis or the failure of the FDA to approve second-source suppliers in a timely fashion could materially and adversely affect the Company's business, financial condition and results of operations.


     Dey plans to rely entirely on arrangements with independent shipping companies for the delivery of raw materials from suppliers and for the delivery of its products to its distribution facility in Allen, Texas and to distributors. The termination of the Company's arrangements with one or more of these independent shipping companies, or the failure or inability of one or more of these independent shipping companies to deliver raw materials from suppliers or products to distributors could have a material adverse effect on Dey's business, financial condition or results of operations. For instance, an employee work stoppage or slow-down at one or more of these independent shipping companies could materially impair that shipping company's ability to perform the services required by the Company. There can be no assurance that the services of any of these independent shipping companies will continue to be available to Dey on terms as favorable as those currently available or that these companies will choose to, or be able to, perform shipping services for Dey.

     Dey currently utilizes, and plans for the foreseeable future to continue to utilize, contract research companies for a variety of services in connection with developing and gaining FDA approval for its new products. These services may include, but are not limited to, the design of clinical protocols, identification of clinical investigators to coordinate and monitor clinical trials, compilation and review of clinical study reports and preparation of clinical data for submission to the FDA. There can be no assurance that the services of any of these companies will continue to be available to Dey or will be made available to Dey on terms which are as favorable as those currently available. The inability of the Company to continue to contract out such services on commercially reasonable terms could materially adversely affect the Company's business, financial condition and results of operations.


     The Company markets its products through a variety of distribution channels common to the industry. Due to consolidation in recent years, a few large distributors now control a significant share of this market. In 1997, McKesson, Bergen Brunswig and Cardinal Health, which are the leading pharmaceutical wholesalers in the United States, accounted for approximately 12%, 12% and 11%, respectively, of the Company's net sales. Further consolidation among, or any financial difficulties of, these large distributors could, among other things, result in the combination or elimination of warehouses which could result in product returns to the Company, cause a reduction in inventory levels or otherwise reduce purchases of the Company's products. Any such consolidation of, or financial difficulties of, the Company's major distributors could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Marketing and Sales."


RISKS OF BUSINESS INTERRUPTION

     The Company relies on its own manufacturing capabilities in Napa, California for the majority of its current and future products. This single manufacturing site is subject to potential atmospheric and geologic catastrophes, including earthquakes, as well as fires, explosions, floods, or other catastrophes which could cause significant interruptions in the Company's ability to produce and market products manufactured at such site. The Company has business interruption insurance for this type of risk and other business interruption events; however, there is no assurance that such insurance will be sufficient to prevent the Company from incurring significant expenses in dealing with such an event or that such an event will not have a material adverse effect on the Company's business, financial condition or results of operations.

RISK OF ACCIDENTAL CONTAMINATION OR INJURY FROM CERTAIN WASTE PRODUCTS


     Certain of the Company's research and development activities involve the use of a variety of chemicals which are subject to federal, state and local laws and regulations governing the use, storage, handling and proper disposal of certain waste products. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by federal, state and local laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any liability could exceed the resources of the Company.

UNCERTAINTY OF MANAGING GROWTH; UNCERTAINTY OF FUTURE CAPITAL NEEDS AND ADDITIONAL FUNDING

     The Company has recently experienced a period of significant expansion of its operations that has placed a significant strain upon its management, systems and resources. The Company's business strategy includes the development of new products and the potential acquisitions of products and businesses. The development of new products will require the commitment of substantial additional resources and management time and attention to conduct research, preclinical and clinical trials, to augment quality control, regulatory and administrative capabilities, to increase manufacturing capacity and to manage an increasing number of employees. Failure to manage growth effectively would have a material adverse effect on the Company's business, financial condition and results of operations.

     The future capital requirements of the Company will depend on many factors, including the pace and magnitude of its research and development programs for new products, the time and costs involved in obtaining regulatory approvals and the cost of augmenting manufacturing capacity and the Company's sales force. The Company believes that its available cash, cash generated from operations and, as necessary, borrowings under its credit facility with Merck KGaA (see "Certain Transactions"), will be adequate to satisfy its anticipated working capital and other capital requirements for the foreseeable future. Should the Company require additional funding, there can be no assurance that additional financing will be available on acceptable terms or at all. Any inability to obtain additional financing, if required, would have a material adverse effect on the Company's business, financial conditions and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations"; "Business--Strategy"; and "Business--Products in Development."

DEPENDENCE ON KEY PERSONNEL

     The Company's continued success depends, in part, upon retaining key management and technical personnel, as well as the Company's ability to continue to attract and retain additional highly qualified personnel. The Company faces intense competition for personnel from other companies, government entities and other organizations. Although the Company intends to enter into Employment Agreements with certain of its key employees, there can be no assurance that Dey will be successful in retaining its current personnel, nor can there by any assurance that Dey will be successful in hiring or retaining qualified personnel in the future. The loss of key personnel, or the inability to attract and retain highly qualified employees in the future, could have a material adverse effect on Dey's business, financial condition and results of operations. See "Management."

CONTROL BY AND RELATIONSHIP WITH MERCK KGAA AND MERCK-LIPHA

     Upon completion of the Offering, Merck KGaA will control approximately 84% of the outstanding Common Stock of the Company (or approximately 82% if the Underwriters' over-allotment option is exercised in full). Merck KGaA's control will be through its subsidiaries, including Merck-Lipha. As a result, Merck KGaA will have sufficient voting power to elect the entire Board of Directors of the Company, control the direction and policies of the Company (including acquisitions, mergers and consolidations) and prevent or cause a change in control of the Company. The continuing beneficial ownership by Merck KGaA and Merck-Lipha of the Company's Common Stock, or the service of certain persons as directors of both the Company and Merck KGaA, Merck-Lipha, Lipha or Lipha Americas, could create conflicts of interest with respect to decisions that could have different implications for the Company and Merck KGaA and such other companies, including potential acquisitions of businesses, the development and marketing of products, the issuance by the Company of additional securities (thereby diluting Merck KGaA's and Merck-Lipha's beneficial ownership of the Company's capital stock), the election of new or additional directors, the payment of dividends by the Company and other matters. Under Delaware corporate law, officers and directors of the Company owe fiduciary duties to the Company and its stockholders. However, the Company has not instituted any formal plan or arrangement to address potential conflicts of interest that may arise among the Company, Merck KGaA and their affiliates. See "Principal Stockholders."

     The Company is party to various agreements with Merck KGaA and its subsidiaries (including Lipha) that were entered into prior to the Offering. While these agreements were not negotiated on an arm's length basis, the Company believes that these agreements are no less favorable to the Company than would be the case if the Company had been dealing with such other party at arm's length. See "Certain Transactions."

ABSENCE OF PRIOR PUBLIC TRADING MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offering, there has been no public market for the Common Stock. Although application has been made for listing the Common Stock on the NYSE, there can be no assurance that an active trading market will develop or be sustained after the Offering or that purchasers of Common Stock will be able to resell their Common Stock at prices equal to or greater than the initial public offering price. The initial public offering price will be determined by negotiations among the Company and the Underwriters and may not be indicative of the prices that may prevail in the public market. Furthermore, the market price of the Common Stock may be volatile. Factors such as announcements of fluctuations in the Company's or its competitors' operating results, changes in government regulations or health care policies and market conditions in general could have a significant impact on the future price of the Common Stock. In particular, with the current uncertainty about health care policy, reimbursement and coverage in the United States, there has recently been significant volatility in the market price and trading volume of securities of pharmaceutical and other health care companies unrelated to the performance of such companies. See "Underwriting."

MARKET RISKS OF SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of Common Stock in the public market after the Offering could adversely affect the prevailing market price of the Common Stock. Of the 86,985,000 shares of Common Stock outstanding upon completion of the Offering (not including up to 2,115,000 shares of Common Stock that may be sold by the Company pursuant to the Underwriters' over-allotment option), the 14,100,000 shares offered hereby (16,215,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), except for such shares which may be acquired by an "affiliate" of the Company. The remaining 72,885,000 issued and outstanding shares will be beneficially owned by Merck KGaA. The Company and Merck KGaA have agreed that the Company will not, and Merck KGaA will cause Lipha Americas not to, directly or indirectly, issue, sell, offer or agree to sell, grant any option for the sale of, pledge or otherwise dispose of or encumber and, in the case of Lipha Americas, otherwise create a put equivalent position in any shares of Common Stock (or any securities convertible into or exercisable or exchangeable for shares of Common Stock) for a period of 180 days from the date of this Prospectus without the prior written consent of Bear, Stearns & Co. Inc. No prediction can be made as to the effect, if any, future sales of Common Stock or the availability of such shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of such shares in the public market, or the perception that such sales may occur, could adversely affect the then prevailing market prices for the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. See "Shares Eligible for Future Sale."

IMMEDIATE AND SUBSTANTIAL DILUTION


     Purchasers of the shares offered hereby will experience an immediate and substantial dilution in net tangible book value of $13.74 per share ($13.43 per share assuming the Underwriters' over-allotment option is exercised in full). See "Dilution."

YEAR 2000 COMPLIANCE


     The Company is conducting a comprehensive review of its internal computer systems to ensure these systems are adequately able to address the issues expected to arise in connection with the Year 2000. These issues include the possibility that software which does not have the capacity to recognize four digits in a date field may no longer function properly when use of such a date becomes necessary. In addition, the Company plans to review the status of its customers and suppliers with regard to this issue and assess the potential impact of non-compliance by such parties on the Company's operations.



     The Company has developed a phased program to address Year 2000 issues. The first phase consists of identifying necessary changes to application software. The Company utilizes an integrated MRP system for the majority of its manufacturing and financial systems and has received the Year 2000 compliant version of the software from the vendor. Testing and implementation of the upgraded software is expected to be completed by the end of 1998.



     The second phase consists of determining whether Company systems not addressed in the first phase, including non-IT ("information technology") systems, are Year 2000 compliant. The second phase is expected to be completed by the first quarter of 1999 for critical systems and the second quarter of 1999 for non-critical systems.



     The third phase consists of determining the extent to which the Company may be impacted by third parties' systems, which may not be Year 2000-compliant. The Year 2000 computer issue creates risk for the Company from third parties with whom the Company deals on financial transactions worldwide. While the Company expects to complete efforts to seek reassurance from its suppliers, service providers and customers by the second quarter of 1999, there can be no assurance that the systems of other companies that the Company deals with or upon which the Company's systems rely will be made Year 2000 compliant on a timely basis, or that any such failure to convert by another company could not have an adverse effect on the Company.



     Based on current estimates, management expects the total incremental cost to remediate non-compliant systems will be less than $1 million (approximately $300,000 of which has been incurred to date). This estimate may change materially as the Company continues to review and audit the result of its work.



     The Company has not yet developed any formal contingency plans for addressing any problems which may result if the work performed in phase one and phase two do not successfully resolve all issues by the Year 2000, or if the Company encounters material problems as a result of the failure of third parties to become Year 2000 compliant on a timely basis. The Company intends to develop preliminary plans for these areas by the first quarter of 1999, but any such plan will need to be revised as additional information becomes available.



     Failure on the part of the Company to complete any necessary remediation by the Year 2000 may have a material adverse impact on the operations of the Company. Failure of third parties, such as customers, suppliers and service providers, to remediate Year 2000 problems would also have a material adverse impact on the operations of the Company.





CERTAIN ANTI-TAKEOVER EFFECTS OF CHARTER AND BY-LAW PROVISIONS


     Certain provisions of the Company's Certificate of Incorporation and By-laws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Certain of these provisions allow the Company to issue preferred stock without any vote or further action by the stockholders, limit the ability of stockholders to call a special meeting of stockholders, require advance notice for director nominations by stockholders and submission of other proposals for consideration at stockholder meetings and provide for a staggered Board of Directors. Certain provisions of Delaware law, including Section 203 of the Delaware General Corporation Law (the "DGCL"), which limits business combinations of the Company with interested stockholders, could have similar effects. Also, the Company's Certificate of Incorporation provides that the Company may not issue more than an aggregate of 90,000,000 shares of Common Stock without first receiving the consent in writing of any person who, directly or indirectly, owns over fifty percent of the Company's outstanding Common Stock. The possible issuance of preferred stock, the limits placed on the ability of stockholders to call a meeting at which directors could be replaced, the advance notice requirements for director nominations and stockholder proposals, the length of time required to replace sufficient members of a staggered Board of Directors to take control of the Company and the provisions of Delaware law and the limitations on issuing further shares of Common Stock could have the effect of delaying, deferring or preventing a change in control of the Company, including, without limitation, discouraging a proxy contest or making more difficult the acquisition of a substantial block of the Company's Common Stock. See "--Control by and Relationship with Merck KGaA and Merck-Lipha."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS


     A substantial number of statements contained in this Prospectus, including without limitation, statements containing the words "believes," "anticipates," "expects," and "intends" and words of similar import, may constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Dey, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, those discussed under the captions "Risk Factors," "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Prospectus Summary," as well as elsewhere in this Prospectus. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the shares of Common Stock offered by the Company are estimated to be $183.9 million ($211.7 million if the Underwriters' over-allotment option is exercised in full) assuming a public offering price of $14.00 per share (the mid-point of the price range) and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company.



     The Company expects to use the net proceeds to repay indebtedness of the Company, currently in the amount of approximately $200,000,000, borrowed under a revolving credit facility with Merck KGaA. Following the repayment of the aforementioned indebtedness to Merck KGaA, to the extent there is any amount remaining from the net proceeds from the Offering, the Company expects to use such remaining net proceeds for general corporate purposes, including capital expenditures and working capital. See "Risk Factors--Proceeds of the Offering Will Benefit Parent" and "Certain Transactions."


                                DIVIDEND POLICY


     The Company does not anticipate paying dividends in the foreseeable future. Payments of future dividends, if any, will be at the discretion of the Company's Board of Directors after taking into account various factors, including the Company's financial condition, operating results, current and anticipated cash needs and plans for expansion. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                 CAPITALIZATION


     The following table sets forth as of June 30, 1998 (i) the actual capitalization of the Company, and (ii) such capitalization pro forma as adjusted, after giving effect to (A) all dividends to Lipha Americas declared subsequent to June 30, 1998, in the aggregate amount of $225,000,000, (B) the borrowing of $200,000,000 from Merck KGaA to partially fund payment of the aforementioned dividend and (C) the sale by the Company of the 14,100,000 shares of Common Stock offered hereby at an assumed public offering price of $14.00 per share (the mid-point of the price range) and, after deduction of underwriting discounts and commissions and estimated expenses of the Offering, the application of the net proceeds of the Offering to the repayment of a portion of the indebtedness of the Company to Merck KGaA. See "Use of Proceeds" and "Certain Transactions." This information should be read in conjunction with the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.



                                                                                                  JUNE 30, 1998
                                                                                               --------------------
                                                                                                         PRO FORMA
                                                                                                            AS
                                                                                               ACTUAL    ADJUSTED
                                                                                               ------    ----------
                                                                                                  (IN MILLIONS)
Cash and cash equivalents...................................................................   $ 17.2      $ 17.2
                                                                                               ------      ------
                                                                                               ------      ------
Long-term debt:
  Long-term related party debt(1)...........................................................   $ 22.0      $ 22.0
  Payable to Merck KGaA(2)..................................................................       --        16.1
                                                                                               ------      ------
                                                                                                 22.0        38.1
                                                                                               ------      ------
Stockholders' equity:
  Preferred Stock $1.00 par value; 10,000,000 shares authorized; none issued and outstanding, actual and pro forma as adjusted..........................................
  Common Stock, $.01 par value; 140,000,000 shares authorized, 72,885,000 shares issued and outstanding, actual; 86,985,000
     shares issued and outstanding, pro forma as adjusted...................................      0.7         0.9
  Additional paid-in capital................................................................     57.1        72.8
  Retained earnings.........................................................................     57.0          --
                                                                                               ------      ------
     Total stockholders' equity.............................................................   $114.8      $ 73.7
                                                                                               ------      ------
       Total capitalization.................................................................   $136.8      $111.8
                                                                                               ------      ------
                                                                                               ------      ------


------------------
(1) Note, dated July 31, 1997, issued to Lipha Americas in the amount of $22,000,000. See "Certain Transactions."


(2) This amount represents the borrowing of $200,000,000 from Merck KGaA under the revolving credit facility less the estimated net proceeds from the Offering (based on an assumed public offering price of $14.00 per share, the mid-point of the price range) of $183,900,000.

                                    DILUTION


     After giving effect to dividends to Lipha Americas declared by the Company subsequent to June 30, 1998, the pro forma net tangible book value (deficit) of the Company at June 30, 1998 was ($160,997,000), or ($2.21) per share. Pro forma net tangible book value (deficit) per share represents the amount of total tangible assets of the Company less total liabilities divided by the number of shares of Common Stock outstanding at June 30, 1998. After giving effect to the sale by the Company of the 14,100,000 shares of Common Stock offered hereby at an assumed public offering price of $14.00 per share (the mid-point of the price range), less estimated offering expenses and underwriting discounts and commissions, the pro forma net tangible book value of the Common Stock as of June 30, 1998 would have been approximately $22.9 million or $0.26 per share of Common Stock. This represents an immediate increase in pro forma net tangible book value per share of $2.47 to existing holders and an immediate dilution in pro forma net tangible book value of $13.74 per share to new investors purchasing shares in the Offering.



     The following table illustrates the per share dilution as of June 30, 1998:



Assumed public offering price per share..................................................    $         $14.00
  Pro forma net tangible book value (deficit) per share as of June 30, 1998..............     (2.21)
  Increase in pro forma net tangible book value per share attributable to new investors..      2.47
                                                                                             ------
Pro forma net tangible book value per share after the Offering...........................                0.26
                                                                                                       ------
Dilution per share to new investors(1)...................................................              $13.74
                                                                                                       ------
                                                                                                       ------



     The following table summarizes, as of June 30, 1998, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the existing stockholders and by new investors purchasing shares in the Offering (after giving effect to the 72,885 for 1 stock split and before deduction of underwriting discounts and commissions and estimated expenses of the Offering):



                                    SHARES PURCHASED            TOTAL CONSIDERATION
                                -------------------------    -------------------------    AVERAGE PRICE
                                   NUMBER       PERCENT         AMOUNT       PERCENT      PER SHARE
                                ------------    ---------    ------------    ---------    -------------
Existing stockholders........     72,885,000       83.8%     $ 57,823,000       22.7%        $  0.79
New investors................     14,100,000       16.2%     $197,400,000       77.3%        $ 14.00
                                ------------      -----      ------------      -----
Total........................     86,985,000(2)   100.0%     $255,223,000      100.0%
                                ------------      -----      ------------      -----
                                ------------      -----      ------------      -----


------------------


(1) If the Underwriters' over-allotment option is exercised in full, dilution per share to new investors would be $13.43.


(2) Excludes 900,000 shares of Common Stock reserved for issuance of options which may be granted under the Company's 1998 Incentive Plan. See "Management."

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The selected consolidated financial data presented below with respect to the consolidated statement of income data, other data, and consolidated balance sheet data for, and as of the end of, each of the years in the three-year period ended December 31, 1997 are derived from the consolidated financial statements of Dey, Inc. and subsidiaries, which financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The consolidated financial statements as of December 31, 1996 and 1997 and for each of the years in the three-year period ended December 31, 1997, and the report thereon, are included elsewhere in the Prospectus. The selected consolidated financial data presented below with respect to the consolidated statement of income data, other data, and consolidated balance sheet data for, and as of the end of, each of the years in the two-year period ended December 31, 1994 are derived from the Company's unaudited consolidated financial statements. The selected consolidated statement of income data, and other data, presented below for the six-month periods ended June 30, 1997 and 1998, and the consolidated balance sheet data as of June 30, 1998 are derived from the unaudited consolidated financial statements of Dey, Inc. and subsidiaries included elsewhere in this Prospectus, which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial position and results of operations for the periods presented. The operating results for the six months ended June 30, 1998 are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 1998 or for any subsequent period. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and related notes included elsewhere in this Prospectus.


                                                                                                                      SIX
                                                                                                                     MONTHS
                                                                                                                     ENDED
                                                                     YEARS ENDED DECEMBER 31,                        JUNE 30,
                                                    ----------------------------------------------------------       ------
                                                     1993         1994         1995         1996         1997         1997
                                                    ------       ------       ------       ------       ------       ------
                                                                (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)
CONSOLIDATED STATEMENT OF INCOME DATA:
Net sales.....................................      $ 90.1       $116.3       $136.7       $166.5       $219.8       $103.9
Cost of sales.................................        23.3         30.9         39.0         64.3         77.2         30.8
                                                    ------       ------       ------       ------       ------       ------
Gross profit..................................        66.8         85.4         97.7        102.2        142.6         73.1
Selling, marketing and distribution...........         7.7          9.5         11.4         14.0         21.7          8.1
General and administrative expenses...........         5.9          6.6          8.5          9.6         11.3          4.9
Research and development......................         2.4          7.2         12.5         19.3         20.1          8.5
                                                    ------       ------       ------       ------       ------       ------
Income from operations........................        50.8         62.1         65.3         59.3         89.5         51.6
Interest and other income, net................         2.5         (9.3)         0.7          1.5          1.7          0.6
                                                    ------       ------       ------       ------       ------       ------
Income before taxes...........................        53.3         52.8         66.0         60.8         91.2         52.2
Income taxes..................................       (24.2)       (21.8)       (27.1)       (25.0)       (37.2)       (21.2)
                                                    ------       ------       ------       ------       ------       ------
Net Income....................................      $ 29.1       $ 31.0       $ 38.9       $ 35.8       $ 54.0       $ 31.0
                                                    ------       ------       ------       ------       ------       ------
                                                    ------       ------       ------       ------       ------       ------
Net income per share (basic)..................      $ 0.40       $ 0.43       $ 0.53       $ 0.49       $ 0.74       $ 0.42
                                                    ------       ------       ------       ------       ------       ------
                                                    ------       ------       ------       ------       ------       ------
Weighted average common shares outstanding....  72,885,000   72,885,000   72,885,000   72,885,000   72,885,000   72,885,000
                                                ---------    ----------   ----------   ----------   ----------   ----------
                                                ---------    ----------   ----------   ----------   ----------   ----------
Pro forma net income per share (basic)........                                                          $ 0.61
                                                                                                        ------
                                                                                                        ------
Pro forma weighted average common shares used
  to compute pro forma net income per share...                                                      89,100,000
                                                                                                    ----------
                                                                                                    ----------
OTHER DATA:
Cash dividends per share......................      $ 0.13       $ 0.40       $ 0.43       $ 0.53       $ 0.34       $ 0.17
                                                    ------       ------       ------       ------       ------       ------
                                                    ------       ------       ------       ------       ------       ------

                                                 SIX
                                                MONTHS
                                                 ENDED
                                                JUNE 30,
                                              ----------
                                                 1998
                                                ------

CONSOLIDATED STATEMENT OF INCOME DATA:
Net sales.....................................      $135.7
Cost of sales.................................        48.8
                                                    ------
Gross profit..................................        86.9
Selling, marketing and distribution...........        13.7
General and administrative expenses...........        12.5
Research and development......................         6.4
                                                    ------
Income from operations........................        54.3
Interest and other income, net................         1.1
                                                    ------
Income before taxes...........................        55.4
Income taxes..................................       (21.3)
                                                    ------
Net Income....................................      $ 34.1
                                                    ------
                                                    ------
Net income per share (basic)..................      $ 0.47
                                                    ------
                                                    ------
Weighted average common shares outstanding....  72,885,000
                                                ----------
                                                ----------
Pro forma net income per share (basic)........      $ 0.38
                                                    ------
                                                    ------
Pro forma weighted average common shares used
  to compute pro forma net income per share...  89,100,000
                                                ----------
                                                ----------
OTHER DATA:
Cash dividends per share......................  $ 0.59
                                                ------
                                                ------


                                                                                                  AT JUNE 30, 1998
                                                             AT DECEMBER 31,                   -----------------------
                                              ---------------------------------------------
                                              1993      1994      1995      1996      1997     ACTUAL     PRO FORMA(1)
                                              -----    ------    ------    ------    ------    -------    ------------
                                                        (IN MILLIONS, EXCEPT PER SHARE DATA)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents..................   $25.4    $  3.3    $  5.3    $  5.7    $ 18.6    $ 17.2       $   17.2
Working capital (deficit)..................    32.8      27.8      31.3      17.3      38.7      25.3         (199.7)
Total assets...............................    98.0     125.9     142.7     144.9     189.0     194.8          194.8
Total debt (due to affiliates).............      --      22.0      22.0      22.0      22.0      22.0           22.0
Total liabilities..........................     9.9      35.7      44.6      49.9      65.0      80.0          305.0
Total stockholders' equity (deficit).......    88.1      90.2      98.1      95.0     124.0     114.8         (110.2)

                                               AT JUNE 30, 1998
                                             -------------------
                                                 PRO FORMA
                                              AS ADJUSTED(1)(2)
                                             -------------------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents..................       $  17.2
Working capital (deficit)..................           0.3
Total assets...............................         194.8
Total debt (due to affiliates).............          38.1
Total liabilities..........................         121.1
Total stockholders' equity (deficit).......          73.7



-------------------------------------------------------------------------------------------------------------------------------
(1)   After giving effect to a dividend to Lipha Americas declared subsequent to June 30, 1998, in the amount of $225,000,000.
      See "Certain Transactions."
(2)   Adjusted to give effect to the borrowing of $200,000,000 from Merck KGaA to partially fund payment of the dividend referred to in note (1) above, the sale by the Company of the 14,100,000 shares of Common Stock offered hereby at an assumed public offering price of $14.00 per share (the mid-point of the price range) and, after deduction of underwriting discounts and commissions and estimated expenses of the Offering, and the application of the net proceeds of the Offering to the repayment of indebtedness of the Company to Merck KGaA in connection with the borrowing referred to above.
      See "Use of Proceeds" and "Certain Transactions."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of the Company's results of operations and financial condition should be read in conjunction with the Consolidated Financial Statements of the Company and Notes thereto contained elsewhere in this Prospectus. The following discussion may contain certain statements of a forward-looking nature relating to future events or the future financial performance of the Company. Prospective investors are cautioned that such statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. See "Special Note Regarding Forward-Looking Statements."

OVERVIEW

     Dey is a specialty pharmaceutical company focused on the development, manufacturing and marketing of prescription drug products for the treatment of respiratory diseases (such as COPD and asthma) and respiratory-related allergies (such as anaphylaxis and rhinitis). Dey is particularly strong in the development and high-volume manufacture of sterile, unit dose inhalation solution products.

     During the period from 1992 to 1997, the Company experienced significant growth, with net sales increasing from $50 million in 1992 to $220 million in 1997. The increase in net sales was primarily due to the introduction of three sterile, unit dose inhalation solution products: albuterol sulfate in 1992, cromolyn sodium in 1994, and ipratropium bromide in 1997. In addition, Dey has maintained annual gross margins of between 61.4% and 74.2% through the introduction of new products and by capturing large market shares during such period.

     The Company's resources are now directed toward branded and patented products. This strategy requires a significant investment in research and development. The Company has invested heavily in research and development projects, including 1997 research and development spending of $20 million; the Company plans to continue to invest significant amounts in research and development. The Company has also begun to enhance its sales and marketing infrastructure to support this strategy. In July 1997, a new clinical sales force was established in connection with the acquisition of the exclusive marketing rights for EpiPen(Registered) brand products. At the current time, this sales force is dedicated primarily to the sale of EpiPen(Registered) brand products, but the Company plans to expand this group to support new branded and patented products.

     The Company's net sales and net income may vary significantly from period to period, as well as in comparison to corresponding prior periods, as a result of a variety of factors, including but not limited to, the timing of introduction of new products, the number and timing of introductions of competing products, pricing strategies adopted by the Company or its competitors, the seasonal severity of respiratory diseases (which generally are more pervasive during the first and fourth quarters of the calendar year), the timing and amount of spending on research and development, the timing and extent of the ongoing expansion of the Company's sales forces, product recalls, litigation and costs relating to the integration of acquisitions.

     The following table sets forth, for the periods represented, the percentage of net sales and percentage changes by certain line items in the Company's Consolidated Statement of Income:


                                                                                   PERCENTAGE OF NET SALES
                                                                          -----------------------------------------
                                                                                                       SIX MONTHS
                                                                                YEARS ENDED              ENDED
                                                                               DECEMBER 31,             JUNE 30,
                                                                          -----------------------    --------------
                                                                          1995     1996     1997     1997     1998
                                                                          -----    -----    -----    -----    -----
CONSOLIDATED STATEMENT OF INCOME DATA:
Net sales..............................................................   100.0%   100.0%   100.0%   100.0%   100.0%
Cost of sales..........................................................    28.5     38.6     35.1     29.7     35.9
                                                                          -----    -----    -----    -----    -----
Gross profit...........................................................    71.5     61.4     64.9     70.3     64.1
Selling, marketing and distribution....................................     8.3      8.4      9.9      7.7     10.2
General and administrative expenses....................................     6.3      5.8      5.1      4.8      9.2
Research and development...............................................     9.2     11.6      9.1      8.2      4.7
                                                                          -----    -----    -----    -----    -----
Income from operations.................................................    47.7     35.6     40.8     49.6     40.0
Interest and other income, net.........................................     0.5      0.9      0.7      0.6      0.8
                                                                          -----    -----    -----    -----    -----
Income before taxes....................................................    48.2     36.5     41.5     50.2     40.8
Income taxes...........................................................   (19.8)   (15.0)   (16.9)   (20.4)   (15.7)
                                                                          -----    -----    -----    -----    -----
Net income.............................................................    28.4%    21.5%    24.6%    29.8%    25.1%
                                                                          -----    -----    -----    -----    -----
                                                                          -----    -----    -----    -----    -----



     The following table summarizes the Company's quarterly operating results for 1996 and 1997 and for the first two quarters of 1998:


                                                              THREE MONTHS ENDED
                        -----------------------------------------------------------------------------------------------
                        MARCH 31,     JUNE 30,      SEPT. 30,     DEC. 31,      MARCH 31,     JUNE 30,      SEPT. 30,
                          1996          1996          1996          1996          1997          1997          1997
                        -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)
Net sales............      $45.4         $44.0         $37.1          $40.0       $  52.3       $  51.6         $57.6
Cost of sales........       16.4          15.1          15.5           17.3          16.0          14.8          22.2
                           -----         -----         -----        -------       -------       -------       -------
Gross profit.........       29.0          28.9          21.6           22.7          36.3          36.8          35.4
Selling, marketing and
 distributon.........        3.6           4.0           2.5            3.9           3.9           4.2           5.8
General &
 administrative
 expenses............        2.2           2.3           2.7            2.4           2.4           2.5           2.7
Research and
 development.........        2.2           5.1           4.2            7.8           3.5           5.0           3.6
                           -----         -----         -----        -------       -------       -------       -------
Income from
 operations..........       21.0          17.5          12.2            8.6          26.5          25.1          23.3
Interest and other
 income, net.........        0.3           0.3           0.2            0.7           0.3           0.3           0.6
                           -----         -----         -----        -------       -------       -------       -------
Income before taxes..       21.3          17.8          12.4            9.3          26.8          25.4          23.9
Income taxes.........       (8.7)         (7.3)         (5.1)          (3.9)        (10.9)        (10.3)         (9.7)
                           -----         -----         -----        -------       -------       -------       -------
Net Income...........      $12.6         $10.5         $ 7.3          $ 5.4       $  15.9       $  15.1         $14.2
                           -----         -----         -----        -------       -------       -------       -------
                           -----         -----         -----        -------       -------       -------       -------
Net income per share
 (basic).............      $0.17         $0.14         $0.10          $0.07       $  0.22       $  0.20         $0.19
                           -----         -----         -----        -------       -------       -------       -------
                           -----         -----         -----        -------       -------       -------       -------
Weighted average
 common shares
 outstanding......... 72,885,000    72,885,000    72,885,000     72,885,000    72,885,000    72,885,000    72,885,000
                      ----------    ----------    ----------     ----------    ----------    ----------    ----------
                      ----------    ----------    ----------     ----------    ----------    ----------    ----------


                        DEC. 31,      MARCH 31,     JUNE 30,
                          1997          1998          1998
                        -----------   -----------   -----------

Net sales............      $58.3        $  71.1       $  64.6
Cost of sales........       24.1           25.6          23.2
                           -----        -------       -------
Gross profit.........       34.2           45.5          41.4
Selling, marketing and
 distributon.........        7.9            6.9           6.8
General &
 administrative
 expenses............        3.6            3.0           9.5
Research and
 development.........        8.0            2.5           3.9
                           -----        -------       -------
Income from
 operations..........       14.7           33.1          21.2
Interest and other
 income, net.........        0.5            0.4           0.7
                           -----        -------       -------
Income before taxes..       15.2           33.5          21.9
Income taxes.........       (6.3)         (13.6)         (7.7)
                           -----        -------       -------
Net Income...........      $ 8.9        $  19.9       $  14.2
                           -----        -------       -------
                           -----        -------       -------
Net income per share
 (basic).............      $0.12        $  0.27       $  0.20
                           -----        -------       -------
                           -----        -------       -------
Weighted average
 common shares
 outstanding......... 72,885,000     72,885,000    72,885,000
                      ----------     ----------    ----------
                      ----------     ----------    ----------

RESULTS OF OPERATIONS


SIX MONTHS ENDED JUNE 30, 1998 COMPARED TO SIX MONTHS ENDED JUNE 30, 1997



     Net sales increased by 30.6%, from $103.9 million in first six months of 1997 to $135.7 million in the first six months of 1998. The increase resulted primarily from an increase in sales of ipratropium bromide inhalation solution, which totaled $49.4 million during the first six months of 1998, compared to $22.1 million during the first six months of 1997 when the product was originally introduced. The first six months of 1998 also include $10.4 million in net sales of EpiPen and other new products which were not introduced into the Company's product line until July 1997.



     Gross profit increased by 18.9%, from $73.1 million to $86.9 million. Gross profit as a percentage of net sales decreased from 70.3% to 64.1%. The decline in gross profit percentage was the net effect of the following factors. Several of the Company's unit dose inhalation solution products experienced a decline in gross profit margins, primarily due to decreases in average selling prices; in general, the gross product margins of generic drug products decline as they become mature and as new competitors enter the market, except to the extent any such declines are offset in whole or in part by the introduction of new products with higher margins. Most significantly, the average selling price of albuterol sulfate inhalation solution declined 10.9%, the average selling price of cromolyn sodium inhalation solution declined 14.1%, and the average selling price of ipratropium bromide inhalation solution declined 20.5%. In addition, third party manufactured products with lower gross profit margins than self-manufactured products were added to the Company's product mix in the second half of 1997; in general, products self-manufactured by Dey have generated significantly higher gross profit margins compared with products manufactured by others for Dey. Third party manufactured products accounted for 16.3% and 19.2% of total Company sales in the six months ended June 30, 1997 and 1998, respectively. Partially offsetting these factors were increased net sales of ipratropium bromide inhalation solution, a new product which had a relatively high gross profit margin. Ipratropium bromide inhalation solution accounted for 21.2% and 36.4% of total Company sales in the six months ended June 30, 1997 and 1998, respectively.



     Selling, marketing and distribution expenses increased by 71.3%, from $8.1 million to $13.7 million. As a percentage of net sales, selling, marketing and distribution expenses increased from 7.7% to 10.2%. This increase was primarily due to an expanded sales force and related advertising expenses incurred to introduce new products such as EpiPen(Registered) and tablets for the treatment of hypothyroidism.



     Effective September 1, 1998 the Company transferred its hypothyroid product business to a newly-formed subsidiary of Lipha Americas. Sales and related costs of such business, subsequent to August 31, 1998, will not be reflected in the results of operations of the Company. For the six months ended June 30, 1998, the hypothyroid product line generated net sales of $0.5 million (0.4% of the Company's total sales) and a net loss of $1.5 million. The assets and certain liabilities related to the hypothyroid business were transferred at the book value thereof at August 31, 1998, which was approximately zero.




     General and administrative expenses increased by 152.9%, from $4.9 million to $12.5 million. Expenses of $6.0 million were accrued in the first six months of 1998 relating to the recall of EpiPen(Registered) products and the investigation of the reporting of wholesale acquisition costs. See "Risk Factors -- Risk of Product Liability and Product Recall" and "Risk Factors -- Investigation of Reporting of Wholesale Acquisition Costs." Excluding these accruals, general and administrative expenses increased by 31.6%, from $4.9 million to $6.5 million, and as a percentage of net sales, were 4.8% for each of the six months ended June 30, 1997 and 1998.



     Research and development expenses decreased by 25.2%, from $8.5 million to $6.4 million. The net decrease was a result of one NDA development project moving out of the costly clinical trial phase of development in early 1998 and a reduction in spending under a co-development agreement with Genpharm, a Canadian affiliate. The Company anticipates increased levels of research and development spending in future quarters in order to support planned product development projects.



     Income from operations increased by 5.2%, from $51.6 million, to $54.3 million, as a result of the above factors.



     Income taxes increased by 0.5%, from $21.2 million to $21.3 million. The effective tax rate was 40.7% and 38.5% for the six months ended June 30, 1997 and 1998, respectively.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO THE YEAR ENDED DECEMBER 31, 1996

     Net sales increased by 32.0%, from $166.5 million to $219.8 million. The increase resulted primarily from the introduction of ipratropium bromide inhalation solution in 1997, which generated $50.7 million in net sales, and the acquisition of exclusive marketing rights for EpiPen(Registered) products, which produced $19.2 million in net sales during 1997. This increase was partially offset by a $15.1 million decrease in net sales of cromolyn sodium inhalation solution due to a declining market and increased price competition.


     Gross profit increased by 39.5%, from $102.2 million to $142.6 million. Gross profit as a percentage of net sales increased from 61.4% to 64.9% due to the introduction of ipratropium bromide inhalation solution and due to an improved gross profit margin on albuterol MDI. Ipratropium bromide inhalation solution, which was introduced in early 1997, contributed $45.2 million in gross profit. The gross profit percentage on albuterol MDI improved from a negative gross margin in 1996 to a 23.0% gross margin profit in 1997. The 1996 negative gross margin on albuterol MDI was attributable to relatively high purchase prices from the manufacturer and competitive pricing pressures in the market.


     Selling, marketing and distribution expenses increased by 54.6%, from $14.0 million to $21.7 million. This increase was primarily attributable to increased personnel and advertising costs associated with the addition of new products. Advertising expenses and additional sales force required to market EpiPen(Registered)and other new products in 1997 totaled approximately
$1.9 million. The Company's line of hypothyroid products gave rise to additional selling, marketing and distribution expenses totaling $1.8 million with minimal related revenues.

     General and administrative expenses increased by 18.1%, from $9.6 million to $11.3 million, due primarily to increased costs related to the continued growth of the Company. As a percentage of net sales, general and administrative expenses decreased from 5.8% to 5.1%.

     Research and development expenses increased by 4.1%, from $19.3 million to $20.1 million. As a percentage of net sales, research and development decreased from 11.6% to 9.1%.

     Income from operations increased by 50.9%, from $59.3 million to $89.5 million, as a result of the above factors.

     Income taxes increased by 48.6%, from $25.0 million to $37.2 million. The effective tax rate was 41.1% and 40.8% for 1996 and 1997, respectively.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO THE YEAR ENDED DECEMBER 31, 1995

     Net sales increased by 21.8%, from $136.7 million to $166.5 million. The increase resulted primarily from $14.0 million in net sales due to the introduction of albuterol MDI, a $9.8 million increase in net sales of cromolyn sodium inhalation solution and a $5.0 million increase in albuterol sulfate inhalation solution net sales.


     Gross profit increased by 4.6%, from $97.7 million to $102.2 million. Gross profit as a percentage of net sales decreased from 71.5% to 61.4%. The decrease in gross profit percentage resulted primarily from a loss on albuterol MDI products introduced in 1996, partially offset by a high gross margin on cromolyn sodium inhalation solution. The 1996 negative gross margin on albuterol MDI was attributable to relatively high purchase prices from the manufacturer and competitive pricing pressures in the market. Due to the losses incurred in 1996, the Company renegotiated the supply agreements on terms more favorable to the Company. Excluding albuterol MDI products, the 1996 gross profit percentage would have been 69.3%, compared to 71.5% in 1995.


     Selling, marketing and distribution expenses increased by 23.5%, from $11.4 million to $14.0 million. As a percentage of net sales, selling, marketing and distribution expenses were 8.4% and 8.3% in 1996 and 1995, respectively.

     General and administrative expenses increased by 12.0%, from $8.5 million to $9.6 million, resulting primarily from increased costs related to the continued growth of the Company. As a percentage of net sales, general and administrative expenses decreased from 6.3% to 5.8%.

     Research and development expenses increased by 53.7%, from $12.5 million to $19.3 million. This increase was primarily attributable to increased spending on clinical trials.


     Income from operations decreased by 9.0%, from $65.3 million to $59.3 million, as a result of the above factors.

     Income taxes decreased by 7.6%, from $27.1 million to $25.0 million. The effective tax rate was 41.0% and 41.1% for 1995 and 1996, respectively.

LIQUIDITY AND CAPITAL RESOURCES


     At June 30, 1998, the Company's working capital totaled $25.3 million, compared to $38.7 million, $17.3 million and $31.3 million at December 31, 1997, 1996 and 1995, respectively. Cash and cash equivalents were $17.2 million at June 30, 1998, compared to $18.6 million, $5.7 million and $5.3 million at December 31, 1997, 1996 and 1995, respectively.



     The Company's primary source of cash has been from operating activities. Net cash provided by operating activities during the six months ended June 30, 1998 totaled $38.5 million, consisting primarily of net income of $34.1 million. Net cash provided by operating activities during 1997 was $56.0 million compared to $51.3 million and $48.4 million in 1996 and 1995, respectively. The increase in cash provided by operating activities in 1997 was primarily the result of a significant increase in net income offset somewhat by increases in receivables and inventory levels.



     During the six month period ended June 30, 1998, research and development expenses totaled $6.4 million, compared to $8.5 million during the six month period ended June 30, 1997. During 1997, research and development expenses totaled $20.1 million, compared to $19.3 million and $12.5 million in 1996 and 1995, respectively. The Company plans to spend substantial amounts of capital over the next several years to continue the research and development of pharmaceutical products.



     The Company's primary uses of cash from operations to date have been for the payment of dividends and the funding of expansion of manufacturing and other facilities.



     During the six month period ended June 30, 1998, the Company declared cash dividends to Lipha Americas, the Company's sole stockholder, totaling
$43.3 million, of which $38.3 million were paid during such period. During 1997, 1996 and 1995, the Company paid cash dividends to Lipha Americas totaling $25.0 million, $38.9 million and $31.0 million, respectively. On June 26, 1998, the Company declared a dividend of $24.45 million to Lipha Americas, of which $24.43 million was paid on June 30, 1998. On June 30, 1998, the Company declared a dividend of $4.9 million to Lipha Americas, which was paid on August 14, 1998, and on July 21, 1998, the Company declared a dividend of $225 million to Lipha Americas, which was paid on August 14, 1998. Payment of $200 million of the July 21, 1998 dividend was funded by the Company borrowing $200 million under a revolving credit agreement with Merck KGaA. It is the Company's intention to use all or substantially all of the proceeds of the Offering to repay such indebtedness to Merck KGaA. The Company does not anticipate declaring additional dividends in the foreseeable future. See "Risk Factors--Proceeds of the Offering Will Benefit Parent," "Dividend Policy," "Use of Proceeds" and "Certain Transactions."



     The Company invested $8.7 million in property, plant and equipment during the six month period ended June 30, 1998, compared to $16.1 million, $18.0 million and $10.4 million in 1997, 1996 and 1995, respectively. The Company's future capital expenditure plans include investing approximately $78.3 million during the period 1998 through 2001 to expand its manufacturing facilities and technologies.


     The Company expects that its available cash, cash generated from operations and, as necessary, borrowing under its credit facility with its parent, Merck KGaA (see "Certain Transactions"), will be adequate to satisfy its anticipated working capital and other capital requirements through the foreseeable future. However, in the event the Company's capital and other expenditures exceed internally generated funds, it may be necessary to raise funds through additional external or related party borrowings or the issuance of debt or additional equity securities. There can be no assurance, in such case, that adequate funds, whether through the financial markets or from other sources, will be available on terms acceptable to the Company or at all.

NEW ACCOUNTING STANDARD

     In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133), which is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. SFAS 133 establishes accounting and reporting standards for derivatives instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Earlier application of all provisions of this Statement is encouraged, but it is permitted only as of the beginning of any fiscal quarter that begins after issuance of this Statement. The Company anticipates that adoption of this Statement will not be material to the consolidated financial statements.

YEAR 2000 COMPLIANCE


     The Company is conducting a comprehensive review of its internal computer systems to ensure these systems are adequately able to address the issues expected to arise in connection with the Year 2000. These issues include the possibility that software which does not have the capacity to recognize four digits in a date field may no longer function properly when use of that date becomes necessary. In addition, the Company plans to review the status of its customers and suppliers with regard to this issue and assess the potential impact of non-compliance by such parties on the Company's operations.



     The Company has developed a phased program to address Year 2000 issues. The first phase consists of identifying necessary changes to application software. The Company utilizes an integrated MRP system for the majority of its manufacturing and financial systems and has received the Year 2000 compliant version of the software from the vendor. Testing and implementation of the upgraded software is expected to be completed by the end of 1998.



     The second phase consists of determining whether Company systems not addressed in the first phase, including non-IT ("information technology") systems, are Year 2000 compliant. The second phase is expected to be completed by the first quarter of 1999 for critical systems and the second quarter of 1999 for non-critical systems.



     The third phase consists of determining the extent to which the Company may be impacted by third parties' systems, which may not be Year 2000-compliant. The Year 2000 computer issue creates risk for the Company from third parties with whom the Company deals on financial transactions worldwide. While the Company expects to complete efforts to seek reassurance from its suppliers, service providers and customers by the second quarter of 1999, there can be no assurance that the systems of other companies that the Company deals with or upon which the Company's systems rely will be made Year 2000 compliant on a timely basis, or that any such failure to convert by another company could not have an adverse effect on the Company.



     Based on current estimates, management expects the total incremental cost to remediate non-compliant systems will be less than $1 million (approximately $300,000 of which has been incurred to date). This estimate may change materially as the Company continues to review and audit the result of its work.



     The Company has not yet developed any formal contingency plans for addressing any problems which may result if the work performed in phase one and phase two do not successfully resolve all issues by the Year 2000, or if the Company encounters material problems as a result of the failure of third parties to become Year 2000 compliant on a timely basis. The Company intends to develop preliminary plans for these areas by the first quarter of 1999, but any such plan will need to be revised as additional information becomes available.



     Failure on the part of the Company to complete any necessary remediation by the Year 2000 may have a material adverse impact on the operations of the Company. Failure of third parties, such as customers, suppliers and service providers, to remediate Year 2000 problems in their IT and non-IT systems would also have a material adverse impact on the operations of the Company.

                                    BUSINESS


OVERVIEW

     Dey is a specialty pharmaceutical company focused on the development, manufacturing and marketing of prescription drug products for the treatment of respiratory diseases (such as COPD and asthma) and respiratory-related allergies (such as anaphylaxis and rhinitis). Dey is particularly strong in the development and high-volume manufacture of sterile, unit dose inhalation solution products. The U.S. market in 1997 for inhalation therapy prescription pharmaceutical products was estimated by IMS to have been approximately
$3.4 billion, consisting of nebulizer inhalation solutions ($0.4 billion), metered dose inhalers ($1.7 billion), intranasal products ($0.9 billion) and other inhalation therapy products ($0.4 billion). Dey had net sales of $220 million in 1997.

     Dey is one of the largest U.S. manufacturers of sterile, unit dose inhalation solution products for the treatment of respiratory diseases. Unit dose solution products, because they are pre-measured, are convenient to use and reduce the risk of dosage error, medication waste and cross-contamination. Dey's sterile, unit dose inhalation solution products include albuterol sulfate and cromolyn sodium for the treatment of asthma and ipratropium bromide for the treatment of COPD. Dey also markets sterile sodium chloride solution products, under the brand name Dey-Pak(Registered), used for diluting concentrated inhalation solutions and in tracheal care for patients who require periodic tracheal suctioning and cleaning. Dey also has the exclusive right to market EpiPen(Registered) brand autoinjectors, which permit patients to self-administer epinephrine for severe anaphylactic reactions. EpiPen(Registered) is currently the only epinephrine autoinjector on the U.S. market.


     Dey is pursuing new product development through a combination of its own research and development, sponsored research and development and acquiring or licensing of products developed by others. Dey currently has pending three NDAs and two ANDAs before the FDA. These include two NDAs for sterile, unit dose inhalation solution products for the treatment of asthma and COPD, one NDA for a patented product for the treatment of IRDS and two ANDAs for mechanical pump nasal spray products for the treatment of allergic rhinitis. Dey is also developing a proprietary inhalation delivery system for dry powders; pivotal studies on the first of a series of products using this delivery system are scheduled to begin in late 1998 or early 1999.


     Dey has its own comprehensive U.S. marketing and distribution network, which markets Dey's products to large institutional purchasers, wholesalers, group purchasing organizations, chain pharmacies, HMOs and home health care organizations, as well as directly to physicians, including allergists, pulmonologists and pediatricians. Dey currently employs approximately
100 people in marketing and sales, and expects that number to increase significantly as new products are launched. Dey distributes its products throughout the United States from two locations: its manufacturing and distribution facility in Napa, California and its distribution center in Allen, Texas.

INDUSTRY


     Dey focuses on the segments of the pharmaceutical industry relating to respiratory diseases, such as COPD, asthma, IRDS and cystic fibrosis, and respiratory-related allergies, such as anaphylactic reactions and rhinitis. See the tables under the headings "Dey's Current Products" and "Products in Development" for, respectively, a listing of products currently sold by Dey and of products Dey currently has in development which have or will have as their principal indicated use (i.e., the labelled use of the product as approved by the FDA) the treatment of such diseases.


  Respiratory Diseases

     Chronic Obstructive Pulmonary Disease. Chronic bronchitis and emphysema constitute the majority of COPD cases. The primary risk factor for the development of COPD is cigarette smoking. In COPD, airflow limitation is chronic due to the irreversible nature of the damage caused by the disease. COPD affects about 5% of the U.S. population (12-15 million people) and is the fourth leading cause of death in the United States. The number of COPD cases is expected to increase through the end of the century as the population ages and as the number of smokers increases in the critical ages associated with COPD (65-84 years). Ipratropium bromide is increasingly the preferred first line method of treatment for COPD and has replaced albuterol sulfate as the preferred treatment in recent years. However, there are numerous new products in development for the treatment of COPD, including new chemical entities, new corticosteroid compounds, long-acting bronchodilators and biotechnology products. Dey is developing a combination product for the treatment of COPD.


     Asthma. Asthma is a chronic inflammatory disorder of the airways. Airway inflammation contributes to airway hyperresponsiveness, airflow limitation, respiratory symptoms and disease chronicity. Asthma affects nearly 15 million people in the United States, including almost 5 million patients under 18 years of age. The prevalence and severity of asthma have increased over the past two decades, and the disease was responsible for more than 5,500 deaths in the United States in 1996. The goals of asthma therapy are directed toward achieving normal pulmonary function and preventing exacerbations. Currently, the leading pharmaceutical therapies for asthma in the United States are short-acting bronchodilators (principally albuterol sulfate) for relief of acute symptoms, inhaled anti-inflammatory agents including corticosteroids, and long-acting bronchodilators such as salmeterol. Leukotriene antagonist compounds have been introduced recently in the U.S., but at the present time these do not replace the need for short-acting bronchodilators or corticosteroids. It is too soon to predict what part these newer compounds will play in the overall asthma market. A structurally modified chemical form of albuterol sulfate may be available on the U.S. market soon and reportedly may give rise to reduced side effects as compared to the existing albuterol sulfate compound. Dey is seeking to expand its coverage of the asthma market by developing new formulations of the bronchodilator albuterol sulfate and of corticosteroids, as well as novel delivery systems for a variety of drug products.


     Infant Respiratory Distress Syndrome. IRDS results from a deficiency in pulmonary surfactant and is a major cause of acute morbidity and mortality in infants born at less than 30 weeks gestation. IRDS may also cause long term respiratory and neurological problems. It affects about 50,000 premature infants born in the United States each year. Treatment consists of supplemental oxygen, mechanical ventilation and replacement of lung surfactant. Lung surfactants are expected to remain the preferred treatment for IRDS in infants. The majority of lung surfactants currently used in the United States are bovine-derived, while in Europe the porcine-derived surfactant, Curosurf(Registered), is the market leader. Dey has the exclusive marketing rights for Curosurf(Registered) in the United States and Canada.


     Cystic Fibrosis. Cystic fibrosis is an obstructive airway disorder that affected approximately 30,000 people in the United States in 1997, with approximately 1,000 new cases diagnosed each year. Current treatment is aimed at symptom management, including reducing airway obstruction and inflammation, controlling airway infection and improving nutritional status. Medications for cystic fibrosis includes mucolytics (including acetylcysteine solutions marketed by the Company) and antibiotics. There are also numerous new products in development by other pharmaceutical companies to treat cystic fibrosis. Among these are gene therapy treatments which are believed to be several years away from approval.


  Respiratory Allergies


     Anaphylaxis. Anaphylaxis is an acute, systemic allergic reaction with a variety of manifestations, from a mild reaction which affects only the skin, to the most severe reaction, affecting many organ systems in the body. A full anaphylactic attack is a medical emergency and is potentially life-threatening. During an anaphylactic attack, the immune system mounts a series of chemical reactions leading to symptoms such as swelling, particularly in the throat and airways, as well as a sudden drop in blood pressure. Medications are the primary cause of anaphylactic reactions, with more than 2,000 deaths each year in the United States attributed to such reactions. Other common triggers of anaphylaxis include insect stings, latex allergy and food allergies. It is estimated that up to 4% of the U.S. population suffer from insect sting anaphylaxis, up to 6% of the U.S. population are latex sensitive and up to 1.5% of U.S. adults and 5% of U.S. children under 3 years of age experience food-related anaphylaxis. Injectable epinephrine is recognized as the first line treatment for anaphylaxis. Patients at risk are recommended to carry epinephrine on their person, for use immediately to reverse symptoms when an attack occurs. The EpiPen(Registered) line of products, which are marketed exclusively by the Company and its licensees, are the only epinephrine products currently on the U.S. market available in autoinjector form. Epinephrine is also available in the United States in pre-filled syringes and in multi-dose vials. Unlike autoinjectors, pre-filled syringes must be self-administered by inserting the exposed needle of the syringe and depressing the syringe to deliver the medication. Autoinjectors automatically deliver medication when the patient places the autoinjector against his or her body and applies pressure to the injector.

Based on data published by IMS, in 1997 epinephrine autoinjectors had approximately an 80.2% share of the U.S. market for epinephrine sales.



     Allergic Rhinitis. Allergic rhinitis can be perennial (caused by dust, mold or animal allergens) or seasonal (caused by pollen). Exposure to allergens (seasonal or perennial) causes the release of histamines and other chemical mediators, which in turn causes rhinitis, the inflammation of the mucous membrane lining the nasal passages. The resulting inflammation causes congestion, a runny nose, sneezing and itching. In 1994, there were 26.1 million cases of hay fever or allergic rhinitis reported. Pharmaceutical treatments for allergic rhinitis include antihistamines, nasally-administered corticosteroids and non-steroidal anti-inflammatory agents. Numerous new products have been launched over recent years including combinations of oral antihistamines and decongestants, new longer-acting corticosteroids and other products. In addition, over-the-counter non-prescription products are widely used to treat this disease. The Company does not currently market any products to treat rhinitis. However, Dey is developing several products for use with its mechanical pump delivery system, including novel formulations of corticosteroids to treat the underlying inflammation.


  Inhalation Drugs and Delivery Systems

     In respiratory therapy for lung and airway diseases, drugs are administered through inhalation, orally in capsule, tablet or liquid form or through intravenous injection. The primary method of delivering pharmaceuticals to patients with lung or airway diseases is through inhalation. The advantages of inhalation therapy include delivery of the medication directly to the desired site and a rapid onset of effect. The U.S. retail market for inhalation pharmaceuticals used in the treatment of respiratory diseases was estimated by IMS to be approximately $2.8 billion in 1997. The U.S. hospital market for such inhalation pharmaceuticals was estimated by IMS to be approximately
$612 million during such period.

     There are four distinct categories of inhalation delivery systems available:

     Metered dose inhalers ("MDIs"), which consist of pressurized canisters containing drug and propellant, represent the most common method of delivering inhaled medications due to convenience. MDIs rely on pressurized gas which aerosolizes a drug through a metering valve which dispenses a specified amount of drug. MDIs are small, portable and convenient and can be breath-activated. However, the pressurized gas propellant used in most MDIs relies on the use of chlorofluorocarbons ("CFCs"). The use of CFCs is expected to be substantially phased out in the United States and prohibited as a propellent worldwide in the coming years under international agreements that address concerns about ozone destructive characteristics of CFC propellants. Accordingly, new propellants are being developed as substitutes for CFCs. In 1997, the total U.S. market for pharmaceuticals delivered by MDIs was estimated by IMS to be approximately
$1.7 billion.

     Nebulization devices (using unit dose and multi-dose inhalation solutions) are used to deliver aerosolized medication by compressing air to make vapor or mist. Inhalation pharmaceuticals for nebulizers are packaged either in multi-dose containers, from which each dose must be measured by bulb dropper and transferred to the nebulizer, or unit doses, in which each dose is separately packaged and can be poured directly into the nebulizer. Unit doses are consistently accurate and more convenient than the multi-dose measuring process. Nebulizers are popular with patients who have difficulty using MDIs because of the coordination required to inhale and activate the MDI simultaneously. In 1997, the total U.S. market for pharmaceuticals delivered using nebulizers was estimated by IMS to be approximately $400 million, with multi-dose solutions accounting for approximately $52 million and unit dose solutions accounting for approximately $348 million.


     Dry powder inhalers ("DPIs") are the newest inhalation delivery systems and are being developed as alternatives to MDIs. DPIs deliver inhalation pharmaceuticals in dry powder form and do not use environmentally harmful propellants. In 1997, the total U.S. market for inhalation pharmaceuticals delivered using DPIs was estimated by IMS to be approximately $9.0 million. This delivery system is expected to grow in popularity, as an efficacious and cost effective alternative to MDIs, as more DPI devices are approved by the FDA.


     Intranasal delivery systems are used to treat allergic rhinitis which is primarily treated by delivering nasal corticosteroids, through either pressurized or mechanical pump nasal sprays or by taking oral antihistamines and decongestant drugs. In 1997, the total U.S. market for nasal sprays was estimated by IMS to be approximately $885 million.

  Other Trends in Respiratory Care


     Current trends in the segments of the respiratory disease markets in which Dey competes include the following two FDA proposals. In 1997, the FDA proposed that all inhalation solutions marketed in the United States be sterile, as opposed to preserved. Preserved solutions contain an anti-microbial agent, usually benzalkonium chloride, to prevent microbial contamination over the shelf life of the solution, whereas sterile solutions are manufactured and sealed under sterile conditions and do not require a preservative. The markets for Dey's sterile, unit dose inhalation solutions could expand if such proposal becomes law. Also in 1997, the FDA proposed eliminating CFC propellants in MDIs and nasal sprays. Companies are developing various products, including DPIs, to replace CFC propelled MDIs and companies are increasingly developing nasal spray products that utilize mechanical pump nasal spray delivery technology.


STRATEGY

     Dey's objective is to be a specialty pharmaceutical company focused on respiratory diseases. The key elements of Dey's strategy to achieve this objective are as follows:

     o Focus on products for respiratory diseases. The Company intends to continue its focus on developing, manufacturing and marketing prescription drugs for the treatment of respiratory diseases and allergies and the marketing of associated medical devices. The Company believes that this area of the pharmaceutical market constitutes an attractive and growing niche market. Through continued specialization and by continuing to refine its capabilities in research, development, manufacturing and marketing, the Company believes it can enhance its already strong market position.


     o Enhance leadership of sterile, unit dose market. The Company believes it is one of the leading U.S. manufacturers of sterile, unit dose inhalation products, which it manufactures at its facility in Napa, California using advanced aseptic form-fill-seal technology. The Company believes that sterile, unit dose inhalation products, because of their attractiveness in hospitals and other settings as a result of their decreased risk of contamination and dosage errors, will continue to have a prominent role in the specialty market for respiratory prescription drugs. The Company believes that each of its Key Products, all of which are sterile, unit dose products, occupies first, second or third market share position in the U.S. Dey is actively engaged in developing new sterile, unit dose inhalation products.


     o Develop additional and novel drug delivery technologies for use in the treatment of respiratory diseases. Following its success in respiratory care products based on sterile, unit dose technology, Dey has developed, and is continuing to invest significantly in, mechanical pump nasal spray and dry powder inhaler technologies as delivery systems for respiratory care drugs. Nasal spray technology capitalizes on the Company's strengths in the development of liquid and suspension formulations and provides a logical extension to its respiratory care product line. Dey believes that dry powder inhaler delivery systems will potentially replace a substantial portion of the market for MDI aerosols for existing as well as new compounds. Dey is currently developing a dry powder inhaler delivery system for use with a series of important respiratory drugs.

     o Aggressively expand product line. The Company intends to develop, in-license and acquire new products that treat respiratory diseases, represent unique market opportunities, offer some form of market protection (including patent rights, marketing exclusivity or orphan drug designation) and/or complement Dey's existing product lines.


     o Leverage existing strengths in respiratory marketing, distribution and sales. The Company has a comprehensive distribution and marketing network in its niche market. The Company intends to capitalize on its strong reputation with hospitals, physicians, pharmacists and distributors to expand its customer base and to introduce new products. Dey currently employs approximately 100 people in marketing and sales and expects that number to increase significantly as new products are launched.

DEY'S CURRENT PRODUCTS

     All information set forth below concerning the definition and size of the various U.S. product markets in which Dey participates is based on figures published by IMS for 1997. Data audited and reported by IMS does not include sales to all markets in which Dey competes; most notably, with respect to Dey's products, IMS does not audit and report sales to the home health care market and the mail order market. Prospective investors are, accordingly, urged to review such market data reported by IMS with caution, and should recognize that the market share of any particular product marketed by Dey may be overstated or understated when comparing such product's actual sales solely with the market data reported by IMS.

     The table below provides information on significant products currently marketed by Dey:

                                                                                           1997 NET SALES
PRODUCT               DOSAGE FORM                                 PRINCIPAL INDICATIONS    (IN MILLIONS)
--------------------  -----------------------------------------   ----------------------   --------------
Albuterol sulfate     Unit dose inhalation solution               Asthma                       $ 82.7
                      CFC propelled inhalation aerosol            Asthma                       $ 12.7
                      Inhalation solution concentrate             Asthma                       $  7.0
Ipratropium bromide   Unit dose inhalation solution               COPD                         $ 50.7(1)
Cromolyn sodium       Unit dose inhalation solution               Asthma                       $ 30.8
EpiPen(Registered)    Autoinjector                                Anaphylaxis                  $ 19.2(2)
brand epinephrine
Dey-Pak(Registered)   Unit dose inhalation solutions              Nebulization diluents        $  8.3
sodium chloride
Acetylcysteine        Vial solution                               Cystic fibrosis              $  4.3
(Mucosil(Trademark))
Metaproterenol        Unit dose inhalation solution               Asthma                       $  2.6
sulfate

------------------

(1) 1997 net sales represents sales commencing in January 1997 when the product was introduced by Dey.


(2) 1997 net sales represents sales commencing in July 1997 when Dey acquired the exclusive right to market this product.

     Albuterol Sulfate. This product is a beta-adrenergic bronchodilator indicated for relief of bronchospasm in patients with asthma. It is classified as a quick-relief rescue medication. It works on the sympathetic pathway and stimulates adrenergic receptors which result in relaxation of bronchial smooth muscle. In 1997, the total U.S. market for all forms of albuterol sulfate inhalation products to treat respiratory diseases was estimated by IMS to be $549.7 million. Dey markets three separate albuterol sulfate products:

     o Sterile, unit dose inhalation solution. The FDA approved Dey's ANDA for this product in 1992. IMS reported that the U.S. albuterol sulfate unit dose market was approximately $119.2 million in 1997.

     o MDI aerosol. This product is an MDI form of albuterol that uses CFC propellant and is manufactured for the Company by Glaxo Wellcome, the manufacturer of the brand version of the product. IMS reported that the U.S. albuterol sulfate MDI market was approximately $381.2 million in 1997.

     o Inhalation solution concentrate. This product is a multi-dose concentrate form of albuterol. It is also manufactured for the Company by Glaxo Wellcome. IMS reported that the U.S. market for albuterol sulfate inhalation solution concentrate was approximately $49.3 million in 1997.

     Ipratropium bromide sterile, unit dose inhalation solution. This product is an anticholinergic bronchodilator indicated as maintenance treatment for bronchospasm associated with COPD. It works on the parasympathetic pathway and blocks the bronchoconstrictive effects of acetylcholine primarily in the large airways. Ipratropium is used as first-line therapy in COPD and is often co-prescribed with albuterol because the combined therapy produces greater improvements in lung function than either ipratropium or albuterol alone.

This product is manufactured by Dey using aseptic form-fill-seal technology. Dey's ANDA for this product was approved by the FDA in early 1997. IMS reported that the U.S. ipratropium unit dose market was approximately $129.2 million in 1997.

     Cromolyn sodium sterile, unit dose inhalation solution. This product is a nonsteroidal, inhaled anti-inflammatory agent. It is a prophylactic agent indicated for the management of bronchial asthma and exercise-induced bronchospasm. Cromolyn is considered first line therapy in mild persistent asthma and is frequently prescribed for children. The FDA approved Dey's ANDA for this product in 1994. IMS reported that the U.S. cromolyn sodium unit dose market was approximately $69.2 million in 1997.

     EpiPen(Registered) brand epinephrine autoinjectors. In July 1997, Dey acquired the exclusive rights to market the EpiPen(Registered) brand of products from EM Industries, Inc. (a wholly-owned subsidiary of Merck KGaA). See "Certain Transactions." The EpiPen(Registered) and EpiPen(Registered) Jr. brands of epinephrine autoinjector, for self-administration of epinephrine in the event of an anaphylactic reaction, are manufactured for the Company by Meridian. These are currently the only epinephrine autoinjectors in the U.S. market, and EpiPen(Registered) Jr. is the only epinephrine product in the United States specifically for use by pediatric patients. Their automatic function is of great importance during an anaphylactic attack, making them, the Company believes, the leading products in the category. IMS reports the total U.S. market for self-administered epinephrine injectors in 1997 to be approximately
$41.2 million. See "Risk Factors--Potential Product Liability; Risk of Product Recall" and "--Competition."

     Sodium chloride sterile, unit dose solutions. Marketed under the brand name Dey-Pak(Registered), Dey's sterile sodium chloride solutions are available in a wide variety of concentrations and sizes, providing clinicians with treatment flexibility. Sterile, unit dose sodium chloride solutions are used for diluting concentrated inhalation solutions in nebulization therapy and in tracheal care for patients who need periodic tracheal suctioning and cleaning. Dey currently manufactures 3% and 10% sodium chloride solutions and the remaining line of Dey-Pak(Registered) products of 0.9% and 0.45% sodium chloride solutions and sterile water are manufactured for Dey by Automatic Liquid Packaging, Inc. IMS reported that the total U.S. market for unit dose sodium chloride inhalation solutions was approximately $7.1 million in 1997.


     Mucosil(Trademark) acetylcysteine solutions. This product is a mucolytic agent indicated to break down, and facilitate elimination of, mucous in patients with chronic bronchopulmonary disease, pulmonary complication or cystic fibrosis. It is also indicated for use as an antidote to acetaminophen poisoning. The FDA approved Dey's initial ANDA for this product in 1985. Mucosil(Trademark) is manufactured by Bayer for Dey and is marketed in 4ml, 10ml and 30ml bottles in 10% and 20% concentrations and in 100ml bottles in 20% concentration only. IMS reported that the U.S. acetylcysteine solutions market was approximately $12.8 million in 1997.


     Metaproterenol sulfate sterile, unit dose inhalation solution. This product is a bronchodilator for use in bronchial asthma and for reversible bronchospasm which may occur in association with bronchitis and asthma. This product is similar to albuterol sulfate but has declined in use due to replacement by newer products. IMS reported that the U.S. market for metraproterenol sulfate inhalation solution was approximately $6.9 million in 1997.

     Other products. Dey's other products, which complement its respiratory product line, but contributed less than 0.6% to the Company's 1997 net sales, include the following: the Astech(Registered) Peak Flow Meter, for which Dey acquired the exclusive rights to market in July 1997 and which is used by asthma patients to monitor lung function as part of an overall asthma management plan; the ACE(Registered) Holding Chamber, a device for use with MDIs, permitting better patient compliance when using pressurized MDI canisters for drug delivery; and the EasiVent(Trademark) Holding Chamber introduced by Dey in May 1998 as an alternative to the ACE(Registered) Holding Chamber in the non-hospital market.

PRODUCTS IN DEVELOPMENT

     The Company's approach to product development has permitted it to grow rapidly while self-funding its research and development expenses through cash generated from operations. The Company now has in development a variety of products which require regulatory approval through different pathways, including: (i) generic products which do not require bioequivalency testing in connection with seeking approval from the FDA through the ANDA process; (ii) generic products which do require bioequivalency testing in connection with seeking approval from the FDA through the ANDA process; (iii) products consisting of new dosages, new formulations or combinations of currently marketed pharmaceutical ingredients, which must be approved by the FDA through the NDA process but which may not require certain preclinical data because the effects of the active ingredients are well known and documented; and (iv) products which consist of new formulations and/or new chemical entities which have never before been marketed, which must be approved by the FDA through the NDA process.

     The Company is currently developing products in three dosage forms:

     Sterile, unit dose inhalation products. Utilizing its core technology, the Company has four sterile, unit dose inhalation solution products in various stages of development. One of these products is subject to the ANDA approval process. The remaining three products are subject to the NDA approval process. Two of these NDA submissions were filed with the FDA in 1998. The other NDA product in development utilizes patented formulations from LDS Technologies, Inc., licensed exclusively to Dey.

     Mechanical pump nasal sprays. The Company has five products in development using mechanical pump nasal spray technology. Four products are subject to the ANDA process, two of which are the subject of ANDAs filed with the FDA and two of which are in development. One product will be subject to the NDA process and uses the patented formulations of LDS Technologies, Inc., licensed exclusively to Dey.

     Dry powder inhalers. The Company is developing a series of products using a proprietary dry powder inhaler delivery system being licensed from its affiliate, Lipha. The first proposed product, albuterol sulfate, is scheduled to begin pivotal clinical trials late in 1998 or early 1999. All DPI products will be subject to the NDA approval process.


     Dey conducts its own formulation and product development work on new products and may also fund such work by others on its behalf. All animal and human studies are performed through other entities under contract with Dey. The Company's research and development costs have increased from approximately
$2 million in 1992 to approximately $20 million in 1997, including amounts paid to other entities for clinical and developmental contract research, outside services and testing, and consulting services. The Company's research and development costs paid to outside entities were $10.7 million, $16.5 million and $16.5 million in 1995, 1996 and 1997, respectively. The Company believes that the amount it spends on research and development will continue to grow significantly over the next several years.

     The table below lists and describes material products Dey currently has in development and the status of each such product:


PRODUCT                     DOSAGE FORM            PRINCIPAL INDICATIONS     STATUS
------------------------    -------------------    ---------------------     ---------------------------------
Accuvent(Trademark)         Sterile, unit dose     Pediatric Asthma          NDA filed
                            inhalation
                            solutions
DuoNeb(Trademark)           Sterile, unit dose     COPD                      NDA filed
                            inhalation solution
Albuterol Mini-             Sterile, unit dose     Asthma                    Formulation development
Dose(Trademark)             inhalation solution
LDS Technologies, Inc.      Sterile, unit dose     Asthma and COPD           Pre-clinical
Product No.1                inhalation solution
Corticosteroid              Nasal spray            Rhinitis                  ANDA filed
suspension No.1
Nasal solution No.1         Nasal spray            Rhinitis                  ANDA filed
Nasal solution No.2         Nasal spray            Rhinitis                  ANDA being prepared for late 1998
                                                                             filing
Corticosteroid              Nasal spray            Rhinitis                  Pre-clinical
suspension No.2
Corticosteroid solution,    Nasal spray            Rhinitis                  Pre-clinical
LDS formulation
Albuterol sulfate           Dry powder inhaler     Asthma                    Phase III clinical trial
                                                                             scheduled to begin late
                                                                             1998/early 1999
Corticosteroid No.1         Dry powder inhaler     Asthma                    Pre-clinical
Combination                 Dry powder inhaler     Asthma and COPD           Pre-clinical
Curosurf(Registered)        Sterile vial           IRDS                      NDA filed


  Sterile, unit dose inhalation solution products

     Using its expertise in sterile, unit dose solutions, Dey is developing novel and proprietary formulations of certain products that will be manufactured using aseptic form-fill-seal manufacturing technology. Pending completion of development and NDA approval from the FDA, these products will be marketed by Dey as branded drugs. Dey believes that the market for pharmaceuticals in sterile, unit dose inhalation solution products could increase if FDA proposals for such products to be sterile, as opposed to preserved, become law.

o Accuvent(Trademark). These products are new dosages of albuterol sulfate solution indicated for the prevention and relief of bronchospasms in patients with asthma and acute attacks of bronchial spasm in pediatric patients aged two and above. Three clinical studies have been conducted with respect to these products, including a pivotal study in over 300 pediatric patients. Dey filed an NDA for these products with the FDA in 1998.

o DuoNeb(Trademark). This product is a combination sterile, unit dose solution of albuterol sulfate and ipratropium bromide in premixed form. It is indicated for the prevention and relief of bronchospasm in patients with COPD who require more than one bronchodilator. Two clinical studies have been conducted in relation to this product, including a pivotal study in over 800 patients. Dey filed an NDA for this product with the FDA in 1998.


o Albuterol Mini-Dose(Trademark). Dey is developing a new dosage of albuterol sulfate inhalation solution as an extension of the Company's existing albuterol sulfate product line. This product is a beta-adrenergic bronchodilator indicated for relief of bronchospasm in patients with asthma. It is classified as a quick-relief rescue medication. It works on the sympathetic pathway and stimulates adrenergic receptors which result in relaxation of bronchial smooth muscle. The product will be manufactured by a third party under the technical direction of Dey. Dey anticipates that it will file an ANDA for this product in 1999.

o New products using formulations from LDS Technologies, Inc. In 1997, Dey entered into an exclusive license agreement with LDS Technologies, Inc. ("LDS"), the owner of certain patents for formulation technology for difficult-to-solubilize drugs. Dey is currently developing a number of sterile, unit dose inhalation solutions and one nasal spray using this technology. The principal indications for these products will be the treatment of asthma, COPD and rhinitis. Under the terms of the license agreement, Dey will have worldwide rights to manufacture and market any such products developed by Dey and also to sublicense third parties to manufacture and market such products outside the United States. Dey expects that extensive animal toxicology studies, human dose response studies and large safety and efficacy studies will be required prior to any NDA submissions to the FDA.


  Nasal spray products

     As part of its respiratory strategy, the Company has recognized and targeted a niche market for mechanical pump nasal spray products for the treatment of rhinitis in allergy patients. Although many existing nasal spray products on the market are not protected by patents, there are presently no competitive generic equivalents being marketed. Dey now has the technology to manufacture nasal sprays in suspension and solution formulations and currently has several nasal spray products in development, including the following:


     o Corticosteroid suspension No. 1. This product contains a corticosteroid, which is an anti-inflammatory indicated for the treatment of seasonal, perennial and allergic rhinitis and is a generic version of a branded nasal spray currently on the U.S. market. Dey filed an ANDA, including bioequivalency studies, for this product with the FDA in 1996; however, the FDA has yet to produce guidelines on what requirements must be met to determine bioequivalency for corticosteroid nasal sprays for the treatment of rhinitis.


     o Nasal solution No. 1. This product is an anti-inflammatory indicated for the treatment of seasonal, perennial and allergic rhinitis and is a generic version of a currently marketed product. Dey filed an ANDA for this product with the FDA in 1996. As a nasal spray solution, bioequivalency studies will not be required for Dey to obtain FDA approval for this product pursuant to its ANDA.

     o Nasal solution No. 2. This product is indicated to treat rhinitis and is a generic version of a currently marketed product. Dey anticipates that it will file an ANDA for this product with the FDA in late 1998. As a nasal spray solution, bioequivalency studies will not be required for Dey to obtain FDA approval for this product pursuant to its ANDA.

     o Corticosteroid suspension No. 2. This product contains a corticosteroid which is an anti-inflammatory agent indicated for the treatment of seasonal, perennial and allergic rhinitis and is a generic version of a currently marketed product. Dey is currently developing the formulation of this product in preparation for bioequivalency studies.


     o Corticosteroid solution, LDS formulation. This product is a solution of an existing corticosteroid being developed using the formulations licensed from LDS. The product is indicated for the treatment of seasonal, perennial and allergic rhinitis. Dey has not yet filed an IND application to begin clinical trials for this product. This product will be the subject of an NDA because the formulation has not been marketed previously.


  Dry powder inhaler products

     Dey believes that MDIs that rely on CFC propellants will be phased out in the United States, and worldwide, because of the international agreements concerning the elimination of CFC propellants. Accordingly, the Company has elected not to develop drugs delivered by CFC propelled MDIs and instead has focused on the development of DPI technology, which the Company believes will capture a significant portion of the market for respiratory drugs administered by inhalation.


     In conjunction with Lipha, the Company is engaged in a development project for a DPI to deliver drugs to the bronchial tubes and lungs (the "Dey/Lipha DPI"). Lipha owns the patent rights on which the Dey/Lipha DPI is based; Dey and Lipha are currently negotiating a license agreement whereby Dey would have an exclusive license from Lipha to use such patent rights in North America to develop and market respiratory and broncho-pulmonary prescription drugs for humans. Dey would also have the right to sublicense its rights under the exclusive license. Two U.S. patents have been registered and two additional patent applications have been filed in the United States relating to the Dey/Lipha DPI. Patent applications have also been filed in Canada. It is contemplated that additional patent applications may be filed.


     The Dey/Lipha DPI consists of a patented drug-carrier with multiple, pre-measured individual doses, hermetically sealed and protected from the environment. This device opens each individual dose compartment and delivers the dose through inspiratory force created by the patient (breath-actuated on demand). The Company expects the Dey/Lipha DPI to be compatible with nearly all current bronchodilators, corticosteroids and non-steroidal anti-inflammatories used in respiratory therapy. Dey believes that the Dey/Lipha DPI will have certain advantages over MDIs and other DPIs currently being marketed or that are under development, including the following:

     o Convenience of operation. The Dey/Lipha DPI is designed to deliver drugs to the bronchial tubes and lungs without the need for patient coordination between inhalation and activation of the drug delivery device. In contrast, MDIs require patient coordination to simultaneously activate the MDI and inhale.

     o Accurate and consistent dosing. The Dey/Lipha DPI is designed to deliver accurate and consistent drug doses over a wide range of inspiratory flow rates.

     o Familiarity of design. The Dey/Lipha DPI is similar to the size and shape of traditional MDIs for familiarity to patients, physicians and pharmacists.

     o Dose-counting. The Dey/Lipha DPI has an integral dose-counting mechanism which displays the quantity of remaining doses in the unit and indicates to the patients when it is time to get their prescriptions refilled.

     o Disposability. The Dey/Lipha DPI is disposable, which eliminates the time and risk associated with maintenance, reloading and cleaning to avoid contamination and any build-up of medication.

     Dey plans to develop a number of drug products for use in the Dey/Lipha DPI that the Company intends to manufacture at its facility in Napa, California and market itself or with others. These new products under development include the following:


     o Albuterol sulfate. This is a product for relief of bronchoconstriction associated with asthma. The Company contemplates that numerous clinical studies for this product, including dose-ranging studies in adults and in children as well as safety and efficacy studies in adults and children, will be required for FDA approval of this product via the NDA process. Phase III clinical studies are scheduled to begin in late 1998 or early 1999.


     o Corticosteroids (multiple products). As first-line therapy in asthma, these products would treat asthma with an anti-inflammatory agent delivered using the Dey/Lipha DPI. FDA guidelines will require a clinical study program over a 52-week period for each of these products.

     o Combination products. The Company believes combination therapy will play an important role in the future treatment of asthma, COPD and other respiratory diseases and has dedicated a portion of its development program to selected combination formulations. The Company has one such product in the formulation stage. However, because of the complexities associated with clinical studies of combination products, it is expected the filing of an NDA for a first product developed by Dey would not occur for at least several years.

  Other


     Curosurf(Registered). In 1994, Dey obtained an exclusive license to market Curosurf(Registered) in the United States and Canada from Chiesi Farmaceutici, S.p.A. ("Chiesi"), of Parma, Italy. Curosurf(Registered) is a porcine-derived lung surfactant and is the leading lung surfactant on the European market indicated for the prevention and cure of IRDS. Under the terms of the license agreement, Dey submitted an NDA for Curosurf(Registered) to the FDA in 1996. Curosurf(Registered) will be manufactured for Dey by Chiesi at its facility in Italy. On September 3, 1998, the FDA issued an "approvable letter" to Dey with respect to Curosurf(Registered). Receipt of an approvable letter represents a stage prior to actual approval of an NDA, where the basic clinical data submitted in support of the NDA has been reviewed and accepted by the FDA, but certain final matters with respect to the NDA remain to be resolved.

MARKETING AND SALES

     The Company believes that its marketing and sales capabilities are among its core competencies. Dey markets its products by emphasizing the advantages of its unit dose and other products over competitive products. These product features are communicated through advertising and promotion and through its support of consumer advocacy groups. The Company believes that its marketing expertise and the personal relationships of its sales force in the respiratory marketplace are essential to the Company's business. By marketing a range of respiratory care products to its audience, Dey has established its identity as a specialty respiratory company.


     The Company's track record of successes has demonstrated that it can sell its products across a broad range of distribution channels. Dey currently employs 13 people in marketing and 92 in sales and expects this number to increase to over 250 in total marketing and sales staff in the next several years. It is anticipated that most of the planned growth in marketing and sales staff will come in the clinical specialty sales group, which the Company intends to expand to over 130 field representatives as new branded products are approved by the FDA. Substantially all of the Company's sales are in the United States.


     Dey's specialty sales organization is structured to maximize coverage at all levels of its target audience in the distribution and physician marketplace. The Company focuses its marketing efforts on three target markets: institutional/retail, managed care and clinical sales. The Company believes it has developed a competitive advantage by focusing sales coverage at multiple levels in the U.S. distribution chain as well as targeting specialty prescribers such as allergists, pediatricians and pulmonologists. Following is a brief description of each of Dey's three selling groups:

  Institutional/Retail Sales Group


     Dey's institutional/retail sales group has 46 representatives marketing its respiratory products to hospital, retail and long term care accounts through direct contact and telephone account sales. This group markets Dey's products to respiratory, pharmacy and emergency room departments of the hospital market and small regional buying groups in the retail market.



     There are approximately 5,400 hospitals in the United States, nearly all of which are regularly contacted by Dey's sales force. The Company believes that it has secured a strong position in the institutional market by sales to many of these hospitals and by having been awarded contracts with substantially all major hospital group purchasing organizations. Dey products purchased in accordance with such contracts are purchased either directly from Dey or from wholesalers. This position in turn materially assists the Company in its relationships with hospital pharmacists and respiratory therapists.


  Managed Care Sales Group

     Dey has dedicated six specialists to service its products directly to the larger managed care organizations and HMOs throughout the United States. The Company believes it is focusing on those accounts which represent the majority of the potential for its current products. In addition, this group is responsible for coverage of larger national chain pharmacies, home health care and wholesaler accounts such as Walgreens, CVS, McKesson, Rite-Aid and Apria.

     Dey has built strong name recognition through this distribution system because of its success with respiratory drugs and sodium chloride solutions. The Company believes that this strong name recognition will enhance Dey's ability to market its new products successfully in the future through the same network.

  Clinical Specialty Sales Group


     Dey's clinical specialty sales group, which currently consists of 32 sales persons, was started in July 1997 when Dey acquired the rights to market the EpiPen(Registered), Astech(Registered) peak flow meter and ACE(Registered)/EasiVent(Trademark) holding chamber line of products. The clinical specialty sales group is trained to promote the EpiPen(Registered), Astech(Registered) peak flow meter and ACE(Registered)/EasiVent(Trademark) holding chamber line of products to a physician base that includes allergists, pulmonologists and pediatricians. The Company believes these relatively small groups of physicians write a significant portion of respiratory prescriptions for its current product line. The Company believes that marketing directly to physicians creates prescriptions for Dey's products throughout its distribution network.

     The clinical specialty sales group has an established reputation with allergists, and Dey believes it has built strong name recognition with its EpiPen(Registered) product line. The Company believes that this reputation, together with the expansion of this selling force to pulmonologists and pediatricians in anticipation of future new product approvals, will enhance Dey's ability to market new products in the future. It is anticipated that this sales group will be the platform sales force for new products in development which are going through or will go through the NDA approval process. The Company anticipates that this sales group will be increased to at least 130 positions over the next several years.

MANUFACTURING


     Manufacturing by Dey



     The Company's principal manufacturing facility is located in Napa, California, where in 1997 it manufactured approximately 76% (in dollar volume) of the products that it marketed. See "--Properties." The Napa facility is constructed on a 25 acre site owned by Dey and is registered with and licensed by various regulatory authorities and complies with current Good Manufacturing Practices ("cGMP") requirements prescribed by the FDA. The Napa facility includes highly automated state-of-the-art equipment for manufacturing of sterile pharmaceutical products, as well as associated laboratory testing equipment and systems. The Company operates its manufacturing facility 24 hours a day, 7 days a week.


     Dey believes it is a high-quality, low-cost provider of sterile, unit dose inhalation solutions. The manufacture of high volumes of any sterile pharmaceutical product requires state-of-the-art facility, equipment and testing controls as well as expertise. Many of Dey's employees have extensive experience in a variety of pharmaceutical companies and manufacturing applications for sterile products. The Company believes that its Quality Control, Quality Assurance and Regulatory Affairs systems are among the best in the industry for the control and compliance of all operations with applicable compendia, regulatory guidelines and the laws governing prescription drug development, manufacture and marketing.

     Company-wide training and re-training programs are designed to ensure compliance with procedures and regulations with particular emphasis on cGMP, FDA guidelines, Occupational Safety and Health Act ("OSHA") and internal Company policies.


     Manufacturing by third parties



     The Company relies on third parties to manufacture some of its products, including its albuterol sulfate MDI aerosol and inhalation solution concentrate products, Dey-Pak(Registered) sodium chloride solutions and Mucosil(Trademark) acetylcysteine solutions. The Company's contracts with such third party manufacturers are typically short term contracts subject to renewal. In addition, certain products sold by the Company under license, notably the EpiPen(Registered) product line (which is licensed from an affiliated company, see "Certain Transactions"), are manufactured by third party manufacturers. All third party manufacturers currently used by the Company manufacture products in finished dosage form and must comply with cGMP. With respect to Dey's products in development, Albuterol Mini-Dose(Trademark) will be manufactured by a third party under the technical direction of the Company and Curosurf(Registered) will be manufactured for the Company by its licensor, Chiesi.



     Supplies of raw materials for manufacturing



     The Company currently obtains certain raw materials for its manufacturing operations, such as albuterol sulfate, ipratropium bromide, cromolyn sodium and low density polyethylene resin, from single sources, each of which is an FDA-approved supplier. The Company does not currently have alternate FDA-approved sources for such raw materials. The Company actively manages inventory levels for such materials and is engaged in the evaluation of second source suppliers of selected materials.


GOVERNMENT REGULATION

     The FDA regulates the development, testing, formulation, manufacture, safety, efficacy, labeling, storage, record keeping, approval, marketing, advertising and promotion of the Company's products. Product development and approval within this regulatory framework takes a number of years and involves the expenditure of substantial resources.

     To obtain NDA approval for a drug, the FDA requires each of the following steps and possibly others to be conducted: (i) preclinical testing (laboratory and possibly animal tests), (ii) the submission to the FDA of an Investigational New Drug ("IND") Application, which must become effective before human clinical trials may commence, (iii) adequate and well-controlled human clinical trials to establish safety and efficacy, (iv) the submission to the FDA of an NDA and
(v) FDA approval of the NDA prior to any commercial sale or shipment.

     Preclinical testing includes laboratory evaluation of product chemistry and animal studies, if appropriate, to assess the safety and stability of the product and its formulation. The results of the preclinical tests are submitted to the FDA as part of an IND Application and, unless the FDA objects, the IND Application will become effective 30 days following its receipt by the FDA, and the product is then permitted to be tested in humans.

     Clinical trials involve the administration of the pharmaceutical product to healthy volunteers or to patients identified as having the condition for which the pharmaceutical agent is being tested. The pharmaceutical product is administered under the supervision of a qualified principal investigator. Clinical trials are conducted in accordance with Good Clinical Practice and protocols previously submitted to the FDA (as part of the IND Application) that detail the objectives of the study, the parameters used to monitor safety and the efficacy criteria evaluated. Each clinical study is conducted under the auspices of an independent Institutional Review Board ("IRB") at the institution at which the study is conducted. The IRB considers, among other things, the design of the study, ethical factors, the safety of the human subjects and the possible liability risk for the institution.

     Clinical trials for new products are typically conducted in three sequential phases that may overlap. In Phase I, the initial introduction of the pharmaceutical into healthy human volunteers, the emphasis is on testing for safety (adverse effects), dosage tolerance, metabolism, distribution, excretion and clinical pharmacology. Phase II involves studies in a limited patient population to determine the initial efficacy of the pharmaceutical for specific targeted indications, to determine dosage tolerance and optimal dosage and to identify possible adverse side effect and safety risks. Once a compound is found to be effective and to have an acceptable safety profile in Phase II evaluations, Phase III trials are undertaken to more fully evaluate clinical outcomes. The FDA reviews both the clinical plans and the results of the trials and may require the study to be discontinued at any time if there are significant safety issues.

     The results of the preclinical and clinical trials and all manufacturing, chemistry, quality control and test methods data are submitted to the FDA in the form of an NDA for marketing approval. FDA approval can take several months to several years, or approval may be denied. The approval process can be affected by a number of factors, including the severity of the side effects and the risks and benefits demonstrated in clinical trials. Additional animal studies or clinical trials may be requested during the FDA review process and may delay marketing approval. After FDA approval for the initial indication, further clinical trials are necessary to gain approval for the use of the product for any additional indications. The FDA may also require post-marketing testing and surveillance to monitor for adverse effects, which can involve significant additional expense.


     ANDA approval is required for most drug products that are duplicates or generic versions of "original" drug products that have already been the subject of FDA review and approval. The applicant is generally required to demonstrate that its version is properly manufactured and labeled, is bioequivalent to the original product and is stable after manufacture. ANDA approvals typically take up to two years to obtain from the date of the initial application, although the time required varies greatly depending upon the particular drug product and dosage form involved. Furthermore, there can be no assurance that the FDA will approve a particular ANDA at all, or that the FDA will agree that an ANDA is a suitable vehicle through which to secure approval rather than an NDA, which requires the conduct of lengthy clinical trials prior to submission. Bioequivalence studies may be waived by the FDA for drug product solutions. After the active ingredient is dissolved in water, the rate of absorption or uptake of such active ingredient in the human body remains predictable, provided the strength and purity of the active ingredient are identical. Accordingly, in practice, the FDA waives bioequivalence testing of solutions of prescription drugs.


     The FDA may confer periods of marketing exclusivity for existing drugs in new dosage forms or having new indications for use if supported by acceptable clinical data generated by a sponsor of an NDA. Such exclusivity would apply for three years from the date of FDA approval and market launch. Also, the Orphan Drug Act provides for a market exclusivity period of five years after approval, provided select criteria are met qualifying a product for orphan drug status.


     In the case of medical devices, often all that is required by the FDA to approve a medical device is that a notification submission be filed prior to marketing, demonstrating that the device is substantially equivalent to other products already on the market. In other cases, involving more complex medical devices of a type with which the Company is not currently involved, a premarket approval application for a particular medical device, demonstrating that it is both safe and effective for its intended uses, would have to be reviewed and approved by the FDA prior to marketing. Typically, products which do not require premarket approval take at least 60 days to receive FDA review and marketing clearance.

     In addition to obtaining FDA approval for each product, each domestic drug and device manufacturing facility must be registered with and approved by the FDA. Dey's manufacturing facilities are subject to biennial (or more frequent) inspections by the FDA and inspections by other jurisdictions and must comply with cGMP for both drugs and devices. To supply products for use in the United States, foreign manufacturing establishments must comply with cGMP, and other requirements, and are subject to periodic inspection by the FDA or by regulatory authorities in such countries under reciprocal agreements with the FDA. The Company has no foreign manufacturing facilities, but it does rely on foreign manufacturers for the supply of certain products.

     For both currently marketed and future products, failure to comply with applicable regulatory requirements after obtaining regulatory approval can, among other things, result in the suspension of regulatory approval, as well as possible civil and criminal sanctions. In addition, changes in regulations could have a material adverse effect on the Company. See "Risk Factors--Uncertainty of New Product Development and Approvals."

     In addition to regulations enforced by the FDA, the manufacturing and marketing of the Company's products are also subject to regulation under OSHA, the Environmental Protection Act and other federal, state and local regulations.

COMPETITION


     The pharmaceutical market is highly competitive, and the Company is required to compete with a number of substantially larger companies that have greater financial, sales, marketing, regulatory and scientific resources. The Company believes that the principal factors on which it competes are marketing ability, product development capability, product quality, product manufacturing, price and customer service. However, there can be no assurance that new product developments by others will not render the Company's products uncompetitive or obsolete. Certain hospitals, pharmacies and other groups seeking to control costs through the formation of purchasing cooperatives have entered or may enter into multi-year agreements with a single manufacturer. There can be no assurance that the Company can successfully bid to become such a single source manufacturer or can continue to offer its products at prices attractive to these important customers. In addition, competitors may be able to complete the regulatory processes for new products sooner than, and may begin to market their products in advance of, the Company. There can be no assurance that the Company will be able to develop successfully and introduce new products in order to maintain its competitive position. Third party payors, in order to reduce costs, also exert pressure on the pharmaceutical suppliers to lower prices. While Dey's existing products, which are principally generic drugs, and as such are priced as less expensive alternatives to the branded drugs with which they compete, may benefit from such policies, Dey's branded products will face increased competition for formulary preference and approval from third party payors. Pharmocoeconomic and patient benefits will be important in formulary acceptance of Dey's new branded products, and there can be no assurance that Dey's new products will be accepted by third party payors.


     In the U.S. inhalation solution product markets for the treatment of respiratory disease, the Company directly competes with several other companies which are currently engaged in developing, marketing and selling inhalation solution products. For example, in the U.S. albuterol sulfate solutions market, the Company's principal competitors are Glaxo Wellcome with its Ventolin(Registered) brand solutions and Schering-Plough with its Proventil(Registered) brand solutions and the generic versions thereof marketed by Schering-Plough's Warrick division; in the U.S. ipratropium bromide inhalation solution market, the Company's principal competitor is Boehringer Ingelheim with its Atrovent(Registered) brand solution and the generic version thereof marketed by Boehringer Ingelheim's Roxane division; in the U.S. cromolyn sodium inhalation solution market, the Company's principal competitor is Rhone-Poulenc Rorer with its Intal(Registered) brand solution and the generic version thereof marketed by Rhone-Poulenc Rorer's Arcola division; in the U.S. market for sterile sodium chloride solutions, the Company's principal competitor is Automatic Liquid Packaging, Inc.; in the U.S. market for acetylcysteine solutions, the Company's principal competitor is Bristol-Myers Squibb with its Mucomyst(Registered) brand solutions and the generic versions thereof marketed by Bristol-Myers Squibb's Apothecon division; and in the U.S. market for metaproterenol sulfate inhalation solutions, the Company's principal competitor is Boehringer Ingelheim with its Alupent(Registered) brand solutions and the generic versions thereof marketed by Boehringer Ingelheim's Roxane division.

     In the market for anaphylactic reaction products, the Company's principal competitor is Bayer. However, Bayer's competitive product is a pre-filled syringe containing epinephrine, while Dey's EpiPen(Registered) brand products are the only epinephrine autoinjectors currently on the U.S. market. The Company is aware of other companies that are developing epinephrine autoinjectors, which may be future competitors to Dey's products if they receive FDA approval.



     Dey is aware of other companies in the United States which are attempting to develop generic versions of mechanical pump nasal spray products. Currently there are no such generic products marketed for the treatment of rhinitis. Dey believes its products may be among the first such generic products approved for the U.S. market. The major branded products available in the United States include the following: Glaxo Wellcome's Beconase(Registered) AQ (beclomethasone); Schering-Plough's Vancenase(Registered) AQ 84 mcg (beclomethasone double-strength); Glaxo Wellcome's Flonase(Registered) (fluticasone); Rhone-Poulenc-Rorer's Nasacort(Registered) AQ (triamcinolone); and Boehringer Ingelheim's Atrovent(Registered) (ipratropium).


     The Company is aware of at least 10 companies worldwide currently involved in the development, marketing or sales of DPIs for the treatment of respiratory diseases. There are two types of DPIs currently in commercial use worldwide, individual dose DPIs and multiple dose DPIs. In the United States, individual dose DPIs currently marketed include the Spinhaler(Registered) (marketed by Rhone-Poulenc-Rorer). The Turbuhaler(Registered), a multiple dose DPI marketed in the United States and worldwide by Astra, is considered the current industry standard. Dey anticipates that the Dey/Lipha DPI will be highly competitive with the DPIs on the market now as well as those it is aware of in development.

LITIGATION


     A complaint was filed on August 18, 1998 with the Circuit Court of Cook County, Illinois, against Dey, Meridian and Walgreen Co., as co-defendants, alleging negligence, breach of warranty and strict liability claims in connection with the death of an individual allegedly resulting from the use of an ineffective EpiPen(Registered) product in March 1998. The Company is currently investigating the allegations made in the complaint, but has insufficient details at this time to determine if it has any liability in respect of this matter and, if so, in what amount.



     The Company is not a party to any other material litigation.


EMPLOYEES


     As of June 30, 1998, the Company employed 684 persons, of whom 18 were in research and development; 105 in sales and marketing (excluding 22 people involved in the sale and marketing of the Company's hypothyroid product line, which the Company transferred to an affiliate as of September 1, 1998); 439 in manufacturing; 44 in distribution; and 56 in general and administrative positions. The Company considers its employee relations to be good.


PROPERTIES


     The principal corporate office and manufacturing facilities of the Company are in Napa, California. These facilities currently include a total of approximately 267,900 square feet. In 1997, the Company initiated construction of an additional 68,800 square feet of manufacturing and laboratory space which will be dedicated to products employing mechanical pump nasal sprays and the Dey/Lipha DPI. This expansion, which is scheduled for completion early in 1999, will increase the total size of the Napa facility to approximately
336,700 square feet. Upon completion of this expansion, the total facility will comprise approximately 103,600 square feet of office space, 125,400 square feet of manufacturing space, 16,300 square feet of laboratory space and 91,400 square feet of warehouse space. These facilities are owned by the Company. See "--Manufacturing."



     The Company has a distribution facility in Allen, Texas. This facility has 109,800 square feet of warehouse space and 14,200 square feet of office space. This facility is leased under an agreement expiring in 2003 with provisions for renewals.

INTELLECTUAL PROPERTY


     The Company does not hold patents or patent applications with respect to the products it currently manufactures, including its sterile, unit dose inhalation solution products.



     With respect to products in development, Dey has licenses from Chiesi in relation to Curosurf(Registered) (the "Chiesi License") and from LDS in relation to certain patents for formulations held by LDS (the "LDS License"). Under the Chiesi License, Dey has an exclusive, non-transferable license to sell Curosurf(Registered) in the United States and Canada utilizing certain patents, trademarks and know-how of Chiesi. The Chiesi License continues in effect in each country for the greater of (i) the life of the patents in force in the respective country or (ii) ten years starting from the date of the first commercial sale of the product in such country, and is extendable for additional periods. In return for the Chiesi License, the Company has paid a license fee, will pay for clinical studies and will pay a royalty on net sales to Chiesi. Under the LDS License, Dey has an exclusive license to develop, make and sell difficult to solubilize products for respiratory diseases worldwide utilizing certain patents and certain other intellectual property rights of LDS. The LDS License continues in effect, on a country by country basis, until the later of
(i) expiration of the last to expire patents covered by the license or (ii) ten years after the first commercial sale of a product covered by such patent or intellectual property rights in a country following receipt of all required government approvals. In return for the LDS License, Dey will make certain milestone payments to LDS during development, will fund development in its entirety (including clinical studies) and will pay royalties to LDS when products are marketed. See "Business--Products in Development."



     The Company does not rely on trademarks for the sale of its generic products. The branded products sold by Dey are sold under a variety of trademarks. While the Company believes that it has valid proprietary interests in all currently used trademarks, only Dey-Pak(Registered) is registered with the United States government as a trademark in the name of the Company. However, Dey has filed applications with the United States government to register the trademarks EasiVent(Trademark), Accuvent(Trademark) and DuoNeb(Trademark). Under an exclusive license granted to the Company by EM Industries, Inc., Dey has the worldwide right to market and sell the EpiPen line of products until 2010 using the trademark EpiPen(Registered). The Company also uses the trademarks Astech(Registered) and ACE(Registered), and will use the trademark Curosurf(Registered), under license.


     The Company also relies upon trade secrets, unpatented proprietary know-how and continuing technological innovation to develop its competitive position. The Company enters into confidentiality agreements with certain of its employees pursuant to which such employees agree to assign to the Company any inventions relating to the Company's business made by them while in the Company's employ. See "Risk Factors--Uncertainty of Enforceability of Patents, Proprietary Rights and Trademarks."

COMPANY STRUCTURE

     Dey, Inc. has two subsidiaries that were formed in 1993. Dey Limited Partner, Inc. is a Delaware corporation and is wholly-owned by Dey, Inc. Dey, L.P. is a Delaware limited partnership in which Dey, Inc. is the general partner with a 1% partnership interest and Dey Limited Partner, Inc. is a limited partner with a 99% partnership interest. All of Dey's business is conducted, and all of Dey's assets are held, by Dey, L.P.

COMPANY HISTORY

     In 1977, Dey Laboratories, Inc. was incorporated as a California corporation and established a successful business manufacturing and marketing sterile, unit dose bronchodilators for inhalation, packaged in plastic vials, and unit dose sodium chloride solution.


     In 1988, Dey Laboratories, Inc. was acquired by Lipha Pharmaceuticals, Inc., a Delaware corporation incorporated in 1987 and an indirect wholly owned subsidiary of Lipha. In 1988, Dey Laboratories, Inc. and Lipha Pharmaceuticals, Inc. were merged with the surviving entity being Lipha Pharmaceuticals, Inc., whose name was changed to Dey Laboratories, Inc. In 1991, E. Merck, a German partnership that now controls Merck KGaA (see "Principal Shareholders"), acquired a majority interest in Lipha and subsequently increased its interest (through Merck KGaA) to essentially all of the shares of Lipha. In June 1998, the name of Dey Laboratories, Inc. was changed to Dey, Inc.


     In 1998, Lipha transferred all of its shares in Lipha Americas to Merck-Lipha, a 99.53% owned subsidiary of Merck KGaA.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company, and their ages as of July 15, 1998, are as follows:


NAME                          AGE    POSITION
---------------------------   -----  ------------------------------------------------------------------
Charles A. Rice............    47    Director, President and Chief Executive Officer
Pamela R. Marrs............    44    Director, Executive Vice President and Chief Financial Officer
Robert F. Mozak............    57    Executive Vice President, Sales and Marketing
Gary L. Michaud............    50    Executive Vice President of Operations
Bernhard Scheuble..........    44    Director
Jean-Noel Treilles.........    53    Director
Peter A. Wriede............    54    Director


     Charles A. Rice has been a director of the Company since January 1990 and has been President and Chief Executive Officer of Dey since August 1992. Prior to that, he served as Chief Operating Officer of Dey from 1991 to 1992, as Vice President of Operations from 1988 to 1991 and as Vice President of Quality Assurance from 1987 to 1988. Prior to joining Dey, Mr. Rice worked for Kendal-McGaw (formerly American-McGaw) in a variety of corporate and local quality assurance and quality control positions.

     Pamela R. Marrs has been a director of the Company since July 1998 and has been Executive Vice President and Chief Financial Officer since February 1997. Prior to that, she was Vice President of Finance and Chief Financial Officer from 1989 to 1997. Prior to joining Dey, Ms. Marrs worked for Ernst & Young as a Senior Manager.

     Robert F. Mozak has been Executive Vice President, Sales and Marketing since February 1997. Prior to that, he served as Vice President, Sales and Marketing of Dey from 1989 to 1996. Prior to joining Dey, from 1971 to 1989, Mr. Mozak worked for 3M Company and held various executive positions, including Director, Group Business Development (Healthcare Group), General Business Unit Manager (Personal Care Products Division) and Director, Sales and Marketing (Personal Care Products Division).

     Gary L. Michaud has been Executive Vice President of Operations since July 1998. Prior to that, he was Vice President of Operations of Dey from 1993 to 1997, Director of Manufacturing from 1991 to 1993 and Director of Engineering from 1988 to 1991. Prior to joining Dey, Mr. Michaud worked for Baxter in a variety of engineering positions.

     Prof. Dr. Bernhard Scheuble has been a director of Dey since July 1998. Prof. Dr. Scheuble is President and Chief Executive Officer of the Pharmaceutical Division of Merck KGaA and a General Partner and Member of the Executive Board of Merck KGaA and E. Merck. Prior to that, he was Deputy Member of the Executive Board of Merck KGaA in 1997, Senior Vice President and Head of the Ethical Pharmaceutical Division from 1996 to 1997, Vice President, Pharma International Business from 1995 to 1996 and General Manager, Liquid Crystals Unit, from 1993 to 1994. Prof. Dr. Scheuble is a member of the Board of Directors of Pharmaceutical Resources, Inc., an affiliate of Merck KGaA.

     Jean-Noel Treilles has been a director of the Company since June 1991. Mr. Treilles has been Chairman, President and CEO of Merck-Lipha S.A. and of Lipha S.A. (formerly Laboratoires Albert Rolland), both French pharmaceutical companies, since 1993. He has been a Director of Lipha Americas since 1991 and Chairman and CEO of Lipha Americas since 1993.

     Dr. Peter A. Wriede has been a director of the Company since July 1998. He is presently President and CEO of EM Industries, Inc., an affiliate of Merck KGaA, as well as the Regional Manager, North America for Merck KGaA. From 1994 to 1998 Dr. Wriede held the position of Divisional Director and Vice President for Merck KGaA in charge of the worldwide pigments and cosmetics division and, from 1987 to 1994, he was Group Vice President in charge of the specialty chemicals division of EM Industries, Inc.

BOARD COMMITTEES

     The Board of Directors has two standing committees, a Compensation
Committee and an Audit Committee, each of which was formed in             .

     Audit Committee. The Audit Committee will meet with the Company's independent public accountants to discuss the scope and results of their examination of the books and records of the Company. It will also meet with the independent public accountants to discuss the adequacy of the Company's accounting and control systems. The Committee will review the audit schedule and consider any issues raised by any member of the Committee, the independent public accountants, the internal audit staff, the legal staff or management. Each year it will recommend to the full Board of Directors the name of an accounting firm to audit the financial statements of the Company. The Audit
Committee consists of Messrs.            (Chairman),            and            .

     Compensation Committee. The Compensation Committee will establish overall employee compensation policies and recommend major compensation programs to the Board. The committee will also administer the Company's incentive plan (see "Employee Plans") and will review and approve compensation of directors and corporate officers, including bonus compensation and stock option and other
stock awards. The Compensation Committee consists of Messrs.            ,
           and            .

DIRECTOR COMPENSATION

     Outside directors will receive a meeting fee of $3,000 for each meeting of the Board attended and a meeting fee of $1,000 for each meeting attended as a member of a Board committee at a time other than at a regular Board meeting.

EXECUTIVE OFFICER COMPENSATION

                           SUMMARY COMPENSATION TABLE

     The following table sets forth the aggregate cash compensation paid to the Company's chief executive officer and the four other most highly compensated executive officers (the "Named Officers") by the Company or its subsidiaries during 1997:


                                                                                         LONG-TERM COMPENSATION AWARDS
                                                                                  --------------------------------------------
                                            ANNUAL COMPENSATION                   PAYOUTS
                              ------------------------------------------------    (PAYMENT OF
NAME AND                                                       OTHER ANNUAL       VESTED PRIOR                 ALL OTHER
PRINCIPAL POSITION            YEAR    SALARY($)    BONUS($)    COMPENSATION($)    AWARDS) ($)     AWARDS($)    COMPENSATION($)
---------------------------   ----    ---------    --------    ---------------    ------------    ---------    ---------------
Charles Rice
  President and CEO........   1997     244,583      165,632         10,250(2)           --            --             127
Alan Kaplan
  Vice President of
  Research and
  Development(1)...........   1997     188,102       91,000        202,732(3)           --            --             245
Robert Mozak
  Executive Vice President,
  Sales and Marketing......   1997     174,316       91,000         10,250(2)           --            --             224
Pamela Marrs
  Executive Vice President
  and CFO..................   1997     163,750       91,000         10,250(2)           --            --              47
Gary Michaud
  Vice President of
  Operations...............   1997     149,460       91,000         10,250(2)           --            --              72


                                                        (Footnotes on next page)

(Footnotes from previous page)
------------------
(1) Dr. Kaplan resigned in February 1998. Since resigning, Dr. Kaplan has served as a consultant to Dey in a research and development capacity.

(2) Represents car allowance.

(3) Represents $10,250 car allowance and $192,482 in relocation compensation.

EMPLOYEE PLANS

     Lipha Americas Employees' Retirement Plan. The Lipha Americas Employees' Retirement Plan (the "Retirement Plan") is a defined benefit plan for the benefit of eligible employees, including employees of the Company. A participant's normal retirement benefit is equal to 32% of the participant's average pay up to the participant's covered compensation level plus 45% of such pay above the participant's covered compensation level, provided the participant has completed 20 years of service upon reaching his or her normal retirement date. The Retirement Plan defines normal retirement date as the later of age 65 or 5 years of participation. A participant may receive an actuarially reduced benefit once he or she attains age 55 and has completed 10 years of service. If a participant retires after his or her normal retirement date, his or her benefit is computed under the Retirement Plan's pension formula based on the participant's covered compensation, average pay and service as determined on the participant's actual retirement date. The Retirement Plan provides that a participant is not vested prior to his or her completion of 3 years of service, at which time the benefit becomes 20% vested. The participant continues to vest at a rate of 20% per year, becoming fully vested after the seventh year of service. If a participant is discharged or resigns before qualifying for retirement or disability benefits, he or she will be entitled to a vested benefit equal to a percentage of his or her accrued pension benefit, payable as of the first day of the month following his or her normal retirement date, provided he or she has completed 3 full years of service. Benefits may also be payable upon the death of a participant who has earned a vested percentage of his or her accrued pension. Amounts contributed under the Retirement Plan are invested and distributed by the plan's trustee, currently State Street Bank and Trust Company. The normal form of distribution for a single participant under the Retirement Plan is a pension payable for life. In the event of the participant's death before he or she receives 120 monthly payments, the same income will be payable to the participant's beneficiary for the balance of the 120 month period. If the participant is married and has a spouse living when he or she retires, the participant's retirement income will automatically be adjusted and paid under the joint and 50% survivor option with the participant's spouse as the beneficiary, although a participant may also elect the joint and 100% survivor option. A participant may also elect to waive the payment of retirement income to his or her spouse under the joint and survivor options by naming a beneficiary other than his or her spouse or by electing one of the alternative optional forms of payment available under the Retirement Plan. The Company made a contribution to the Retirement Plan in 1997 in the amount of $549,000.

     Lipha Americas Savings and Investment Plan. The Lipha Americas Savings and Investment Plan (the "401(k) Plan") is a defined contribution plan maintained by Lipha Pharmaceuticals, Inc. for the benefit of its eligible employees and the employees of its affiliates, including the Company. Employees eligible to participate may elect to contribute, on a before-tax basis, an amount not to exceed 10% of their compensation, up to statutorily prescribed limits, to the 401(k) Plan as a savings contribution. The Company currently matches 50% of the pre-tax contributions made by a participant, up to 6% of the participant's compensation. The Company's contribution to the 401(k) Plan for the 1997 year was $300,000. A participant's interest in his or her pre-tax contributions, after-tax contributions and rollover contributions to the 401(k) Plan are 100% vested when contributed to the plan. A participant's interest in the Company's matching contributions generally vests at the rate of 25% per year commencing after the participant's completion of one year of service with the Company or with certain affiliates of the Company.

     1998 Incentive Plan. The Company will adopt, effective as of the date of the Offering and subject to the approval of shareholders of the Company, the Dey, Inc. 1998 Incentive Plan (the "Incentive Plan") for the benefit of eligible employees of the Company and its subsidiaries. Employees (including officers and, if not members of the Compensation Committee appointed to administer the Incentive Plan, directors) of the Company and its subsidiaries will be selected to participate in the Incentive Plan by the Compensation Committee of the

Board of Directors of the Company. Under the Incentive Plan, participants may be awarded stock options, stock appreciation rights, restricted shares, stock units and performance awards payable in cash or property.

     Subject to the terms of the Incentive Plan, the Compensation Committee has the sole discretion to administer the plan, including the discretion to make awards, and to determine the number of shares to be covered by an option, stock appreciation right, restricted shares or restricted stock unit awards, the exercise price with respect to options, the length of the restricted period with respect to restricted shares, the performance goals to be achieved with respect to performance awards and the form of payment thereof, vesting requirements and other terms and conditions of the awards. The Incentive Plan provides that the aggregate number of shares of the Company's Common Stock which will be available under the Incentive Plan for award to participants will be 900,000. The number of shares with respect to which awards may be granted to any participant during
any calendar year under the plan may not exceed            shares. The maximum
number of shares available for restricted stock awards under the plan is
           . In the event of any approved transaction, board change or control purchase (each as defined in the plan), all outstanding awards held by participants will vest fully, become immediately exercisable or payable or have all restrictions removed, as applicable.

     The Compensation Committee is expected to grant, effective as of the date of the Offering and with an exercise price equal to the initial public offering
price, option awards under the Incentive Plan to            , with respect to
       shares, to            , with respect to        shares, and to
           , with respect to        shares each, for a total option award to
executives with respect to                   shares. In addition, the
Compensation Committee is expected to grant, effective as of the date of the Offering and with an exercise price equal to the initial public offering price,
option awards to managers with respect to approximately        shares.

                              CERTAIN TRANSACTIONS

FINANCIAL TRANSACTIONS WITH AFFILIATES


     On August 13, 1998, the Company and Merck KGaA entered into a revolving credit facility of up to $220 million over a three year period (the "Merck KGaA Credit Facility"). For this Facility, the Company paid Merck KGaA an establishment fee of $100,000 and will pay a commitment fee of 0.08% per annum on the undrawn balance. Amounts drawn on the Facility bear interest payable quarterly in arrears at an interest rate of LIBOR plus 1% and are repayable three years from the date of establishment of the Facility.



     On June 26, 1998, the Company declared a dividend of $24,450,000 to Lipha Americas and paid $24,426,544 of such amount to Lipha Americas on June 30, 1998. On June 30, 1998, the Company declared a dividend of $4,900,000 to Lipha Americas, which was paid on August 14, 1998. On July 21, 1998, the Company declared a dividend of $225,000,000 to Lipha Americas, which was paid on August 14, 1998. The Company borrowed $200,000,000 under the Merck KGaA Credit Facility in order partially to fund the unpaid amount of the aforesaid dividends. The Company intends to apply the proceeds of the Offering to pay indebtedness of the Company under the Merck KGaA Credit Facility. See "Use of Proceeds."



     On June 24, 1998, the Company advanced Lipha Americas $1,200,000, which advance bore interest at the applicable federal short-term rate provided by the Internal Revenue Code for loans between related taxpayers. On June 30, 1998 this interest rate was 5.46%. This advance was repaid on August 31, 1998.



     On December 17, 1997, the Company advanced Lipha Pharmaceuticals, Inc. (an affiliate of Lipha Americas) $750,000, which advance bore interest at the applicable federal rate. This advance was repaid on July 22, 1998.


     On May 22, 1997, the Company issued an unconditional guaranty of the performance of obligations of Allergy Free, L.P. (an affiliate of Lipha Americas) under a lease for 40,982 square feet of office and manufacturing space in Houston, Texas occupied by Allergy Free, L.P. The total rental obligation of Allergy Free, L.P. under such lease is $984,000. The lease expires on June 30, 2002.

     On July 2, 1996, the Company advanced Allergy Free, L.P. $7,000,000, which advance bore interest at 5.88%. The advance was repaid on March 27, 1998. From June 1997 through February 1998, the Company advanced working capital loans to Allergy Free, L.P. totaling $1,550,000, which loans bore interest at the applicable federal rate. These loans were repaid on March 27, 1998.


     On April 13, 1995, the Company advanced EM Industries, Inc. (an affiliate of Merck KGaA) $18,000,000, which advance bears interest at the applicable federal rate. EM Industries repaid $13,000,000 of the amount during 1996, leaving a remaining balance of $5,000,000, which the Company expects to be repaid by September 30, 1998.


     On July 26, 1994, Lipha Americas, the Company's sole stockholder, loaned $22,000,000 to the Company. This loan is evidenced by a Note dated July 31, 1997 which is due and payable on July 31, 1999 and bears interest payable quarterly in arrears at the applicable federal rate.

OTHER AGREEMENTS WITH AFFILIATES


     Prior to the consummation of the Offering, the Company intends to enter into a license agreement with Lipha to obtain the exclusive right and license to manufacture and sell the Dey/Lipha DPI, under Lipha's patent rights, in North America. The Company will pay Lipha $5,000,000 upon execution of such agreement and undertake to pay Lipha a royalty of up to 3% on net sales until the expiration of Lipha's patent rights. See "Business--Products in Development."


     The Company is currently, and after the Offering will be (so long as Lipha Americas beneficially owns at least 80% of the total voting power and value of the Company's outstanding Common Stock), included in Lipha Americas's consolidated group for federal income tax purposes. Prior to the consummation of the Offering, the Company intends to enter into a tax sharing agreement with Lipha Americas which, among other things, would require the Company to bear the federal, state, local and foreign income, franchise and similar taxes which would be payable, subject to certain adjustments, by the Company were it not affiliated with Lipha Americas. As the parent company of its consolidated group, Lipha Americas will have the exclusive authority to make most federal income tax elections and tax filings for, and deal with tax controversies concerning, all members of its consolidated group, including the Company. Moreover, each member of a consolidated group is jointly and severally liable to the Internal Revenue Service for the consolidated group's federal income tax liability (for any period such member was a member of such group).

     The Company pays certain management fees to Lipha. Such fees totaled $286,000 in 1995, $271,000 in 1996 and $173,000 in 1997. Prior to consummation of the Offering, the Company intends to enter into a Management Services Agreement with each of Lipha Americas, Allergy Free, L.P. and EM Pharma, Inc., pursuant to which the Company would provide certain accounting and administrative services to such companies for a quarterly fee. All such Management Services Agreements would be terminable by the Company on thirty days' notice.


     The Company transferred the assets and certain liabilities of its hypothyroid business to EM Pharma, Inc. (an affiliate of Lipha Americas in process of formation) effective September 1, 1998, for consideration equal to the book value thereof at August 31, 1998, which was approximately zero.


     As of July 1, 1997, the Company licensed from EM Industries, Inc. all of EM Industries, Inc.'s rights to distribute worldwide the EpiPen(Registered) autoinjector, the Astech(Registered) Peak Flow Meter and the ACE(Registered) Holding Chamber. The Company's rights to distribute the EpiPen(Registered) autoinjector terminate on December 31, 2010. In consideration thereof, the Company has agreed to pay EM Industries a royalty at the rate of 16.5% on net sales of EpiPen(Registered), up to $31.5 million in any calendar year. The Company has also agreed to pay a royalty of 7% of net sales of the Astech(Registered) Peak Flow Meter. See "Business--Dey's Current Products" and "Business--Products in Development."

     On December 19, 1995, the Company entered an agreement with Genpharm Inc. and Alphapharm Parties Ltd. (affiliates of the Company) to co-develop a number of pharmaceutical products which were to be marketed in the United States by the Company. This agreement was terminated effective July 23, 1998.


     The Company currently participates in two group insurance programs with other companies in the Merck KGaA group. The Company's properties are insured against certain risks of property damage and business interruption under such programs, for which the Company paid $242,000 in 1997. Risks of product liability are covered under an umbrella policy arranged by Lipha, for which the Company paid $446,000 in 1997. See "Risk Factors -- Risk of Product Liability and Product Recalls."

                             PRINCIPAL STOCKHOLDERS

     Prior to the Offering, all 72,885,000 outstanding shares of Common Stock of the Company will be owned by Lipha Americas. After the Offering, Lipha Americas will continue to own such 72,885,000 shares of the Common Stock of the Company, or approximately 84% of the Common Stock outstanding (or approximately 82% of the Common Stock outstanding, if the Underwriters' over-allotment option is exercised in full).


     Lipha Americas is a wholly-owned subsidiary of Merck-Lipha which, in turn, is a 99.53%-owned subsidiary of Merck KGaA. Merck KGaA is a publicly traded German pharmaceuticals, laboratory supplies and chemicals company. Merck KGaA is controlled by E. Merck, a German partnership, which holds approximately 74% of the shares of Merck KGaA. The remaining 26% interest in Merck KGaA is held by public shareholders. E. Merck is a German offene Handelsgesellschaft, a general partnership, with eight offene Gesellschafter ("general partners") and approximately 100 stille Gesellschafter ("silent partners"). The general partners of E. Merck constitute seven of the eight members of the Executive Board of E. Merck. No general or silent partner of E. Merck holds 5% or more equity interest in E. Merck.


     The Company and Merck KGaA have agreed that the Company will not, and Merck KGaA will cause Lipha Americas not to, directly or indirectly, issue, sell, offer or agree to sell, grant any option for the sale of, pledge or otherwise dispose of or encumber and, in the case of Lipha Americas, otherwise create a put equivalent position in any shares of Common Stock (or any securities convertible into or exercisable or exchangeable for shares of Common Stock) for a period of 180 days from the date of this Prospectus without the prior written consent of Bear, Stearns & Co. Inc. See "Underwriting."

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Pursuant to the Company's Certificate of Incorporation, the Company's authorized capital stock consists of 140,000,000 shares of Common Stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $1.00 per share (the "Preferred Stock"), of which 72,885,000 shares of Common Stock and no shares of Preferred Stock were outstanding immediately prior to the Offering. Upon completion of the Offering, there will be 86,985,000 shares of Common Stock outstanding (89,100,000 shares if the Underwriters' over-allotment option is exercised in full). The Company's Certificate of Incorporation provides that the Company may not issue more than an aggregate of 90,000,000 shares of Common Stock (including, without limitation, any shares of Common Stock reserved and/or in respect of options, warrants or other rights or in respect of any securities convertible into or exchangeable for Common Stock) without first receiving the consent in writing of any person who, directly and/or through any direct or indirect over fifty percent-owned subsidiary, owns over fifty percent of the Company's outstanding Common Stock.

     The Certificate of Incorporation and By-laws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of the Company.

     The following summary of certain provisions of the Company's capital stock describes provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, the Certificate of Incorporation and the By-laws of the Company that are included as exhibits to the Registration Statement of which this Prospectus forms a part and by the provisions of applicable law.

COMMON STOCK

     Each holder of Common Stock is entitled to one vote for each share held on all matters on which holders of Common Stock are entitled to vote and, except as otherwise required by law and except for any voting rights applicable to any outstanding series of Preferred Stock, the holders of Common Stock possess all voting power held by stockholders of the Company. All holders of shares of Common Stock, subject to any preferences that may be applicable to any outstanding series of Preferred Stock, are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of shares of Common Stock would be entitled to share ratably in the Company's assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted the holders of any outstanding shares of Preferred Stock. Holders of shares of Common Stock have no preemptive or other subscription rights. In addition, there are no cumulative voting rights with respect to the election of directors. The rights, preferences and privileges of the holders of shares of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate in the future.

PREFERRED STOCK


     The Board of Directors is authorized, subject to any limitations prescribed by law, without stockholder approval, from time to time to issue up to an aggregate of 10,000,000 shares of Preferred Stock in one or more series, each of such series to have such terms, rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as may be determined by the Board of Directors. Issuance of Preferred Stock, while providing desirable flexibility in connection with possible financing, acquisitions and other corporate purposes, could decrease the amount of earnings and assets available for distribution to holders of Common Stock (whether by way of dividend, liquidation or otherwise) or adversely effect the rights and powers, including voting rights, of holders of Common Stock. Issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of the outstanding voting stock of the Company and, as a result, the issuance of Preferred Stock could discourage bids for the Common Stock at a premium over the market price therefor. Additionally, the issuance of Preferred Stock may have the effect of decreasing the market price of the Common Stock. The Board of Directors has no present plans to issue any shares of Preferred Stock. The Board of Directors will make any determination to issue shares of Preferred Stock based on its judgment as to the best interests of the Company and its stockholders.

CERTAIN CHARTER, BY-LAW AND DELAWARE LAW PROVISIONS

     Certain provisions of the DGCL and the Company's Certificate of Incorporation and By-laws, summarized below, may be considered to have an anti-takeover effect and may delay, deter or prevent a tender offer, proxy contest or other transaction that some, or a majority, of the Company's stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of such stock.


     Number of Directors; Staggered Board. The Certificate of Incorporation provides that there be between five and twelve directors, the exact number of directors to be determined from time to time by the Board of Directors. The Certificate of Incorporation and By-laws divide the Board of Directors into three classes, as nearly equal in number as possible, serving staggered terms. Approximately one-third of the Board will be elected each year. Any vacancy on the Board of Directors, including those created by an increase in the size of the Board, may be filled by the vote of a majority of the directors in office, even if less than a quorum. Any director elected to fill a vacancy will hold office for a term coincident with the term of the class to which he or she was elected which will not necessarily be the next annual stockholders' meeting. The provision of the Certificate of Incorporation providing for a staggered Board could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the Board of Directors until the fourth annual stockholders meeting following the date the acquiror obtains the controlling stock interest. This provision could have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company and could increase the likelihood that incumbent directors will retain their positions.


     Special Stockholder Meetings. The Certificate of Incorporation and By-laws provide, subject to the rights of holders of any class or series of stock having a preference as to dividends or upon liquidation, that special meetings of stockholders may be called by the Board of Directors, the Chairman or the President. Thus, stockholders, in their capacity as such, are not entitled to call a special meeting of stockholders.


     Indemnification. The Certificate of Incorporation provides that the Company will indemnify, to the full extent authorized or permitted by the DGCL, any person made, or threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Company or by reason of the fact that such director or officer, at the request of the Company, is or was serving any other corporation, partnership, joint venture, trust or other enterprise as a director, officer, employee or agent.


     Limitation of Liability. The Certificate of Incorporation provides that no director of the Company will be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty by such a director, as a director, other than for: (i) any breach of the director's duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) authorization of illegal dividends or (iv) any transaction from which such director derived an improper personal benefit.

     Delaware Anti-Takeover Law. The Company is subject to Section 203 of the DGCL which, subject to certain exceptions, prohibits a publicly held Delaware corporation from engaging in a broad range of "business combinations" with any "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) for a period of three years from the date of the transaction in which the person became an interested stockholder, unless: (i) prior to such date, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Company's Common Stock is American Stock Transfer & Trust Company. Its telephone number is (212) 936-5100.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have 86,985,000 shares of Common Stock outstanding. Of these shares, the 14,100,000 shares sold in the Offering (16,215,000 shares, if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction under the Securities Act, except for any such shares which may be acquired by an "affiliate" of the Company as that term is defined in Rule 144 under the Securities Act. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by, or are under common control with, the Company and may include directors and executive officers of the Company. Shares purchased by affiliates of the Company may generally be sold in compliance with the resale limitations of Rule 144.

     The 72,885,000 shares of Common Stock which continue to be held by Lipha Americas upon completion of the Offering, will be "restricted securities" within the meaning of Rule 144 and may not be sold in the absence of registration under the Securities Act or unless an exemption from registration is available, including the exemptions contained in Rule 144 under the Securities Act.

     In general, under Rule 144, persons such as Lipha Americas who hold restricted securities and who have beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of restricted securities that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume on the NYSE during the four calendar weeks preceding such sale, provided that the seller files a Form 144 with respect to such sale, that certain public information concerning the Company is available and that the seller complies with certain requirements concerning the manner of sale. A person who is deemed to be an affiliate of the Company, including members of the Board of Directors and executive officers of the Company, would also need to comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of Common Stock that are not restricted securities, unless such sale is registered under the Securities Act.

     Prior to consummation of the Offering, there has been no public market for the Common Stock, and no prediction can be made as to the effect, if any, that future sales of shares of Common Stock, or the availability of such shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of such shares in the public market, or the perception that such sales may occur, could adversely affect the then-prevailing market prices for the Common Stock.

                                  UNDERWRITING

     The Underwriters named below, represented by Bear, Stearns & Co. Inc., Hambrecht & Quist LLC, J.P. Morgan Securities Inc. and Lehman Brothers Inc. (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement") by and among the Company, Merck KGaA and the Underwriters, to purchase from the Company the aggregate number of shares of Common Stock indicated below opposite their respective names at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus.

                                                                                                         NUMBER
UNDERWRITER                                                                                            OF SHARES
----------------------------------------------------------------------------------------------------   ----------
Bear, Stearns & Co. Inc.............................................................................
Hambrecht & Quist LLC...............................................................................
J.P. Morgan Securities Inc..........................................................................
Lehman Brothers Inc.................................................................................
                                                                                                       ----------
     Total..........................................................................................   14,100,000
                                                                                                       ----------
                                                                                                       ----------

     The Underwriting Agreement provides that the obligations of the several Underwriters to purchase shares of Common Stock are subject to approval of certain legal matters by counsel and to certain other conditions precedent. If any of the shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares of Common Stock (other than shares of Common Stock covered by the over-allotment option described below) must be so purchased.

     The Representatives have advised the Company that the Underwriters propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow selected dealers a
concession of not more than $     per share, and the Underwriters may allow, and
such dealers may reallow, a concession of not more than $   per share to certain
other dealers. After the initial public offering, the offering price and other selling terms may be changed by the Representatives. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

     The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 2,115,000 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial 14,100,000 shares to be purchased by the Underwriters. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with the initial public offering.

     The Underwriting Agreement provides that the Company will indemnify the several Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

     The Representatives have advised the Company that the Underwriters do not expect to confirm sales to any accounts over which they exercise discretionary authority.

     The Company and Merck KGaA have agreed that the Company will not, and Merck KGaA will cause Lipha Americas not to, directly or indirectly, issue, sell, offer or agree to sell, grant any option for the sale of, pledge or otherwise dispose of or encumber and, in the case of Lipha Americas, otherwise create a put equivalent position in any shares of Common Stock (or any securities convertible into or exercisable or exchangeable for shares of Common Stock) for a period of 180 days from the date of this Prospectus without the prior written consent of Bear, Stearns & Co. Inc.

     Prior to the Offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock will be negotiated between the Company and the Representatives. Among the factors to be considered in determining the initial public offering price of the Common Stock will be prevailing market and economic conditions, market valuations of other companies engaged in activities similar to the Company, estimates of the business potential and prospects of the Company, the present state of the Company's business operations, the Company's management and other factors deemed relevant.

     In order to facilitate the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock during and after the Offering. Specifically, the Underwriters may over-allot or otherwise create a short position in the Common Stock for their own account by selling more shares of Common Stock than have been sold to them by the Company. The Underwriters may elect to cover any such short position by purchasing shares of Common Stock in the open market or by exercising the over-allotment option granted to the Underwriters. In addition, the Underwriters may stabilize or maintain the price of the Common Stock by bidding for or purchasing shares of Common Stock in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the Offering are reclaimed if shares of Common Stock previously distributed in the Offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the Common Stock to the extent that it discourages resales thereof. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Coudert Brothers, New York, New York. Certain legal matters relating to the offering will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

                                    EXPERTS

     The consolidated financial statements and schedule of Dey, Inc. and subsidiaries as of December 31, 1996 and 1997, and for each of the years in the three-year period ended December 31, 1997, have been included herein and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION


     The Company has filed with the Commission a Registration Statement (File No. 333-59857) under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules filed therewith. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the principal office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all or any part thereof may be obtained at prescribed rates from the Commission's Public Reference Section at such addresses. Also, the Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.


     As a result of the Offering, the Company will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). So long as the Company is subject to the periodic reporting requirements of the Exchange Act, it will continue to furnish the reports and other information required thereby to the Commission. The Company intends to furnish holders of the Common Stock with annual reports containing, among other information, audited financial statements certified by an independent public accounting firm. The Company also intends to furnish such other reports from time to time as it may determine or as may be required by law.

                                   DEY, INC.
                       CONSOLIDATED FINANCIAL STATEMENTS
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                              PAGE
                                                                                                              ----

Independent Auditors' Report...............................................................................    F-2

Consolidated Balance Sheets................................................................................    F-3

Consolidated Statements of Income..........................................................................    F-4

Consolidated Statements of Stockholder's Equity (Deficit)..................................................    F-5

Consolidated Statements of Cash Flows......................................................................    F-6

Notes to Consolidated Financial Statements.................................................................    F-7

     When the filing of the Restated Certificate of Incorporation and the stock split referred to in Note 11 of the Notes to Consolidated Financial Statements have been consummated, we will be in a position to render the following report, assuming that no other events will have occurred which would affect the consolidated financial statements.



KPMG PEAT MARWICK LLP



                          INDEPENDENT AUDITORS' REPORT


Board of Directors
Dey, Inc.:

We have audited the accompanying consolidated balance sheets of Dey, Inc. and subsidiaries as of December 31, 1996 and 1997, and the related consolidated statements of income, stockholder's equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dey, Inc. and subsidiaries as of December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.


San Francisco, California
January 16, 1998, except as to Note 11,
  which is as of            , 1998

                                   DEY, INC.
                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)


                                                                      DECEMBER 31,              JUNE 30, 1998
                                                                  --------------------    --------------------------
                                                                    1996        1997      HISTORICAL     PRO FORMA
                                                                  --------    --------    -----------    -----------
                                                                                          (UNAUDITED)    (UNAUDITED)
                            ASSETS
Current assets:
  Cash and cash equivalents....................................   $  5,728    $ 18,615     $  17,215      $  17,215
  Accounts receivable, less allowances for doubtful accounts of
     $1,100, $983 and $1,101 for 1996, 1997 and 1998,
     respectively..............................................      9,497      17,354        20,405         20,405
  Inventories..................................................     10,680      21,445        15,737         15,737
  Prepaids and other assets....................................      1,058         701         4,082          4,082
  Related party notes receivable and advances..................     12,000      14,000         6,950          6,950
  Related party receivables....................................         27         402           682            682
  Deferred income taxes........................................      4,760       7,318        16,416         16,416
                                                                  --------    --------     ---------      ---------
Total current assets...........................................     43,750      79,835        81,487         81,487

Property, plant and equipment, net.............................     47,746      57,441        62,529         62,529
Goodwill, net..................................................     53,396      51,678        50,819         50,819
                                                                  --------    --------     ---------      ---------
Total assets...................................................   $144,892    $188,954     $ 194,835      $ 194,835
                                                                  --------    --------     ---------      ---------
                                                                  --------    --------     ---------      ---------
        LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)
Current liabilities:
  Accounts payable.............................................   $  1,327    $    834     $   3,463      $   3,463
  Accrued liabilities..........................................     11,594      17,633        18,927         18,927
  Accrued Medicaid rebate......................................      2,001       3,759         4,187          4,187
  Accrued liabilities to related parties.......................      1,982       3,703         4,415          4,415
  Income taxes payable.........................................      9,582      15,166        20,238         20,238
  Dividends payable............................................         --          --         4,923        229,923
                                                                  --------    --------     ---------      ---------
Total current liabilities......................................     26,486      41,095        56,153        281,153
Deferred income taxes..........................................      1,440       1,871         1,860          1,860
Long-term related party debt...................................     22,000      22,000        22,000         22,000
                                                                  --------    --------     ---------      ---------
Total liabilities..............................................     49,926      64,966        80,013        305,013
                                                                  --------    --------     ---------      ---------
Commitments and contingencies

Stockholder's Equity (Deficit):
  Preferred Stock, $1 par value; 10,000,000 shares authorized;
     none issued and outstanding for 1996, 1997 and 1998,
     respectively..............................................
  Common stock, $0.01 par value; 140,000,000 shares authorized;
     72,885,000 issued and outstanding for 1996, 1997 and 1998,
     respectively..............................................        729         729           729            729
  Additional (negative) paid-in capital........................     57,094      57,094        57,094       (110,907)
  Retained earnings............................................     37,143      66,165        56,999             --
                                                                  --------    --------     ---------      ---------
Total stockholder's equity (deficit)...........................     94,966     123,988       114,822       (110,178)
                                                                  --------    --------     ---------      ---------
Total liabilities and stockholder's equity (deficit)...........   $144,892    $188,954     $ 194,835      $ 194,835
                                                                  --------    --------     ---------      ---------
                                                                  --------    --------     ---------      ---------


          See accompanying notes to consolidated financial statements.

                                   DEY, INC.
                       CONSOLIDATED STATEMENTS OF INCOME
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)


                                                                                        SIX MONTHS ENDED
                                                  YEARS ENDED DECEMBER 31,                  JUNE 30,
                                             ----------------------------------      ----------------------
                                               1995         1996         1997          1997          1998
                                             --------     --------     --------      --------      --------
                                                                                          (UNAUDITED)
Net sales................................    $136,685     $166,461     $219,810      $103,924      $135,675
Cost of sales:...........................
  --related parties......................                      431        2,887           146         1,610
  --other................................      38,999       63,824       74,317        30,679        47,135
                                             --------     --------     --------      --------      --------
                                               38,999       64,255       77,204        30,825        48,745
                                             --------     --------     --------      --------      --------

     Gross profit........................      97,686      102,206      142,606        73,099        86,930
Selling, marketing and distribution:.....
  --related parties......................         255          304          499           160           265
  --other................................      11,111       13,728       21,199         7,881        13,506
                                             --------     --------     --------      --------      --------
                                               11,366       14,032       21,698         8,041        13,771
General and administrative expenses:.....

  --related parties......................         348          355          409            41           281
  --other................................       8,201        9,218       10,898         4,903        12,224
                                             --------     --------     --------      --------      --------
                                                8,549        9,573       11,307         4,944        12,505
Research and development:................
  --related parties......................       2,538        1,766        4,051         1,016             0
  --other................................       9,997       17,500       16,005         7,511         6,381
                                             --------     --------     --------      --------      --------
                                               12,535       19,266       20,056         8,527         6,381
                                             --------     --------     --------      --------      --------

     Income from operations..............      65,236       59,335       89,545        51,587        54,273
Interest expense related parties.........      (1,371)      (1,237)      (1,267)         (639)         (597)
Interest income related parties..........         863          940          754           366           280
Interest income other....................         649          578        1,403           428           999
Other income, net........................         543        1,164          747           416           439
                                             --------     --------     --------      --------      --------
     Income before taxes.................      65,920       60,780       91,182        52,158        55,394
Income taxes.............................     (27,055)     (24,999)     (37,160)      (21,206)      (21,310)
                                             --------     --------     --------      --------      --------
     Net income..........................    $ 38,865     $ 35,781     $ 54,022      $ 30,952      $ 34,084
                                             --------     --------     --------      --------      --------
                                             --------     --------     --------      --------      --------
Net income per share (basic).............    $   0.53     $   0.49     $   0.74      $   0.42      $   0.47
                                             --------     --------     --------      --------      --------
                                             --------     --------     --------      --------      --------
Weighted average common shares
  outstanding............................  72,885,000   72,885,000   72,885,000    72,885,000    72,885,000
                                           ----------   ----------   ----------    ----------    ----------
                                           ----------   ----------   ----------    ----------    ----------
Pro forma net income per share (basic)
  (unaudited)............................                            $     0.61                  $     0.38
                                                                     ----------                  ----------
                                                                     ----------                  ----------
Pro forma weighted average common shares
  outstanding (unaudited)................                            89,100,000                  89,100,000
                                                                     ----------                  ----------
                                                                     ----------                  ----------


          See accompanying notes to consolidated financial statements.

                                   DEY, INC.
           CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY (DEFICIT)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)


                                                                             ADDITIONAL                   TOTAL
                                                         COMMON STOCK        (NEGATIVE)                STOCKHOLDER'S
                                                     --------------------     PAID-IN      RETAINED      EQUITY
                                                       SHARES      AMOUNT     CAPITAL      EARNINGS     (DEFICIT)
                                                     ----------    ------    ----------    --------    -------------
Balance as of December 31, 1994...................   72,885,000     $729     $   57,094    $ 32,362      $  90,185
  Net income......................................           --       --             --      38,865         38,865
  Dividends paid (0.43 per share).................           --       --             --     (31,000)       (31,000)
                                                     ----------     ----     ----------    --------      ---------
Balance as of December 31, 1995...................   72,885,000      729         57,094      40,227         98,050
  Net income......................................           --       --             --      35,781         35,781
  Dividends paid (0.53 per share).................           --       --             --     (38,865)       (38,865)
                                                     ----------     ----     ----------    --------      ---------
Balance as of December 31, 1996...................   72,885,000      729         57,094      37,143         94,966
  Net income......................................           --       --             --      54,022         54,022
  Dividends paid (0.34 per share).................           --       --             --     (25,000)       (25,000)
                                                     ----------     ----     ----------    --------      ---------
Balance as of December 31, 1997...................   72,885,000      729         57,094      66,165        123,988
  Net income (unaudited)..........................           --       --             --      34,084         34,084
  Dividends declared (0.59 per share)
     (unaudited) .................................           --       --             --     (43,250)       (43,250)
                                                     ----------     ----     ----------    --------      ---------
Balance as of June 30, 1998 (unaudited)...........   72,885,000     $729     $   57,094    $ 56,999      $ 114,822
                                                     ----------     ----     ----------    --------      ---------
                                                     ----------     ----     ----------    --------      ---------
Pro forma balance as of June 30, 1998
  (unaudited).....................................   72,885,000     $729     $ (110,907)   $     --      $(110,178)
                                                     ----------     ----     ----------    --------      ---------
                                                     ----------     ----     ----------    --------      ---------


          See accompanying notes to consolidated financial statements.

                                   DEY, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                                                SIX MONTHS ENDED
                                                              YEARS ENDED DECEMBER 31,              JUNE 30,
                                                          --------------------------------    --------------------
                                                            1995        1996        1997        1997        1998
                                                          --------    --------    --------    --------    --------
                                                                                                  (UNAUDITED)
Cash flows from operating activities:
  Net income...........................................   $ 38,865    $ 35,781    $ 54,022    $ 30,952    $ 34,084
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation and amortization.....................      6,011       6,512       8,111       3,988       4,401
     Provision for excess and obsolete inventory.......          7         678        (599)        (64)      1,750
     Loss on sale of property, plant and equipment.....         47          25           6          --          22
     Deferred income taxes.............................     (1,203)       (436)     (2,127)         --      (9,109)
  Changes in operating assets and liabilities:
     Accounts receivable...............................     (2,458)      4,858      (7,857)       (876)     (3,051)
     Inventories.......................................       (872)     (3,540)    (10,166)     (4,481)      3,958
     Prepaids and other assets.........................       (209)         51         357        (586)     (3,381)
     Accounts payable..................................        105         174        (493)      2,282       2,629
     Accrued liabilities...............................        923       5,136       7,797      (3,391)      1,722
     Related party receivables.........................       (782)      2,561        (375)       (815)       (280)
     Accrued liabilities to related parties............      4,277      (3,645)      1,721        (702)        712
     Income taxes payable..............................      3,659       3,126       5,584       6,289       5,072
                                                          --------    --------    --------    --------    --------
Net cash provided by operating activities..............     48,370      51,281      55,981      32,596      38,529
                                                          --------    --------    --------    --------    --------
Cash flows from investing activities:
  Proceeds from related party notes receivable
     and advances......................................     46,200      14,525       1,000       1,000       9,000
  Issuance of related party notes receivable
     and advances......................................    (51,200)     (8,525)     (3,000)     (1,250)     (1,950)
  Purchase of property, plant and equipment............    (10,362)    (18,013)    (16,095)     (3,771)     (8,659)
  Proceeds from sale of property, plant equipment......          4          23           1          --           7
                                                          --------    --------    --------    --------    --------
Net cash used in investing activities..................    (15,358)    (11,990)    (18,094)     (4,021)     (1,602)
                                                          --------    --------    --------    --------    --------
Cash flows from financing activities:
  Dividends paid.......................................    (31,000)    (38,865)    (25,000)    (12,500)    (38,327)
                                                          --------    --------    --------    --------    --------
Net cash used in financing activities..................    (31,000)    (38,865)    (25,000)    (12,500)    (38,327)
                                                          --------    --------    --------    --------    --------
Net increase (decrease) in cash and cash equivalents...      2,012         426      12,887      16,075      (1,400)
Cash and cash equivalents at beginning of the period...      3,290       5,302       5,728       5,728      18,615
                                                          --------    --------    --------    --------    --------
Cash and cash equivalents at end of the period.........   $  5,302    $  5,728    $ 18,615    $ 21,803    $ 17,215
                                                          --------    --------    --------    --------    --------
                                                          --------    --------    --------    --------    --------
Supplemental cash flow disclosures:
  Cash paid during the year for:
     Interest paid to related parties..................   $  1,371    $  1,237    $  1,267    $    639    $    597
                                                          --------    --------    --------    --------    --------
                                                          --------    --------    --------    --------    --------
     Income taxes......................................   $ 24,600    $ 22,309    $ 33,703    $ 14,917    $ 25,347
                                                          --------    --------    --------    --------    --------
                                                          --------    --------    --------    --------    --------


          See accompanying notes to consolidated financial statements.

                                   DEY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(EXCEPT AS TO NOTE 11, INFORMATION SUBSEQUENT TO DECEMBER 31, 1997 AND AS OF
      AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED)


NOTE 1. BUSINESS AND COMPANY STRUCTURE

     Dey, Inc. (the Company) is a Delaware corporation which manufactures and markets pharmaceutical products through Dey, L.P. primarily in the U.S.

     Dey, Inc. is a wholly-owned subsidiary of Lipha Americas, Inc. (Lipha Americas), which is a wholly-owned subsidiary of Merck-Lipha S.A., a French corporation. Merck-Lipha S.A. is a 99.53% owned subsidiary of Merck KGaA (Merck
KGaA) of Germany.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


  Basis of Presentation



     The Company was acquired by Lipha Pharmaceuticals, Inc. in 1988. Ownership of the Company was transferred to Lipha Americas in 1990. The accompanying consolidated financial statements reflect the "push-down" of Lipha Pharmaceuticals, Inc.'s cost to acquire the Company in 1988, to the Company's consolidated financial statements.


  Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of Dey, Inc., its wholly-owned subsidiary Dey Limited Partner, Inc., and a partnership, Dey, L.P. Dey, Inc. has a 1% general partnership interest, and Dey Limited Partner, Inc., has a 99% limited partnership interest, in Dey, L.P. All significant intercompany balances and transactions have been eliminated in consolidation.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. Cash equivalents consist primarily of commercial paper and are held to maturity.

  Inventories

     Inventories are recorded at the lower of cost or market using the first-in, first-out method. Costs include material, labor, and applicable factory overhead. Provision for potentially obsolete or slow moving inventory is made based upon management's analysis of inventory levels and forecasted sales.

  Property, Plant and Equipment

     Property, plant and equipment are recorded at cost and are depreciated using the straight-line method over the respective estimated useful lives of the assets, which range from three to thirty years. Leasehold improvements are amortized over the shorter of the respective lease terms or the respective estimated useful lives of the assets.

  Long-Lived Assets

     The Company accounts for long-lived assets under SFAS No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. In accordance with this standard, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

                                   DEY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


(EXCEPT AS TO NOTE 11, INFORMATION SUBSEQUENT TO DECEMBER 31, 1997 AND AS OF AND
         FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED)


NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)
  Goodwill


     The Company was acquired in January 1988. Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities of the Company at the date of acquisition. Goodwill is being amortized over 40 years.


  Fair Value of Instruments

     In management's opinion, financial assets and liabilities have carrying values which approximate fair values due to their short-term nature and variable interest rates.

  Concentration of Market, Credit and Suppliers Risk

     The Company has three product lines that accounted for 60%, 26% and 0% of net sales in 1995, 53%, 28% and 0% of net sales in 1996, 38%, 14% and 23% of net sales in 1997, respectively.

     The Company sells its products to a diverse group of pharmaceutical distributors and retailers across broad geographic areas. Accounts receivable from customers are uncollateralized. One of the Company's customers accounted for 11% and 13% of net sales for the years ended December 31, 1995 and 1996, respectively. The Company's top three customers accounted for 12%, 12% and 11%, respectively, of net sales for the year ended December 31, 1997. The Company's top two customers accounted for an aggregate of 24% and 25% of accounts receivable as of December 31, 1996 and 1997.

     Certain of the raw materials used in the manufacture of the Company's products are subject to FDA approval. The Company currently purchases some of these raw materials from single-source FDA-approved suppliers. Any additional supply sources for these materials must be approved by the FDA before the materials can be used by the Company.

     Concentration of credit risk principally consists of cash and cash equivalents and accounts receivable. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential uncollectible accounts.

  Income Taxes

     The Company is included in the consolidated federal income tax return of Lipha Americas. Income taxes in the Company's financial statements have been determined on a separate-return basis.

     The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred income taxes are recognized for tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each balance sheet date based on enacted tax laws and statutory tax rates expected to apply in the periods in which the differences are expected to affect taxable income.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Revenue Recognition


     The Company recognizes sales upon shipment of products to its customers. Allowances for estimated discounts, chargebacks, customer rebates, and returns are recognized in the same period as the related sales. Accounts receivable are presented net of such allowances, which totaled $11,412,000, $15,059,000 and $16,909,000 at December 31, 1996 and 1997 and June 30, 1998, respectively. Accruals for estimated Medicaid

                                   DEY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


(EXCEPT AS TO NOTE 11, INFORMATION SUBSEQUENT TO DECEMBER 31, 1997 AND AS OF AND
         FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED)


NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

rebates, which represent payments due to states based on distribution of the Company's products to beneficiaries of the various state Medicaid programs, also are recognized in the same period as the related sales.


  New Accounting Standard

     In June, 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133) which is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. SFAS 133 establishes accounting and reporting standards for derivatives instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Earlier application of all provisions of this Statement is encouraged, but it is permitted only as of the beginning of any fiscal quarter that begins after issuance of this Statement. The Company anticipates that adoption of this Statement will not be material to the consolidated financial statements.

  Unaudited Interim Consolidated Financial Information


     The unaudited interim consolidated financial information as of June 30, 1998 and for the six months ended June 30, 1997 and 1998 has been prepared on the same basis as the audited consolidated financial statements and the requirements of Regulation S-X. In the opinion of management, such unaudited information includes all adjustments (consisting only of normal recurring accruals with the exception of the accrual recognized for the six months ended June 30, 1998 referred to in Note 10) necessary for a fair presentation of this interim information. Operating results for the six months ended June 30, 1998 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1998.


  Unaudited Pro Forma Consolidated Financial Data


     On July 21, 1998, the Company declared a $225,000,000 dividend to Lipha Americas, which was paid on August 14, 1998. The Company partially funded the payment of the aforementioned dividend by utilizing a revolving credit facility provided by Merck KGaA (See Note 12).



     The information presented in the unaudited pro forma consolidated balance sheet as of June 30, 1998 was prepared as if the aforementioned dividend had been declared as of June 30, 1998.



     The amount reported in the unaudited pro forma consolidated balance sheet and statement of stockholder's equity (deficit) of negative paid-in capital of $110,907,000 is the excess of the aforementioned $225,000,000 dividend over the additional paid-in capital and retained earnings as of June 30, 1998 which totaled $114,093,000.



     The pro forma net income per share amounts are calculated by dividing the historical net income amounts by the sum of (1) the historical weighted average common shares outstanding during the periods presented and (2) 16,215,000 common shares to be registered in connection with the Company's initial public offering, including 2,115,000 shares which the underwriters may require the Company to sell solely to cover over-allotments, if any. The assumed net proceeds from the sale by the Company of 16,215,000 common shares at an assumed public offering price of $14.00 per share (the mid-point of the price range), after deduction of estimated underwriting discounts and commissions and expenses of the offering, are estimated to be $211,700,000. Accordingly, the pro forma net income per share amounts include the total amount of the common shares to be registered because the assumed net proceeds from the offering are less than the amount of the $225,000,000 dividend referred to above.

                                   DEY, INC.

(EXCEPT AS TO NOTE 11, INFORMATION SUBSEQUENT TO DECEMBER 31, 1997 AND AS OF AND
         FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED)


NOTE 3. INVENTORIES

     Inventories consisted of the following (in thousands):


                                                                            DECEMBER 31,
                                                                         ------------------    JUNE 30,
                                                                          1996       1997        1998
                                                                         -------    -------    ---------
Raw materials.........................................................   $ 4,132    $ 4,219     $ 2,815
Work in process.......................................................     1,065      2,290       1,549
Finished goods........................................................     5,483     14,936      11,373
                                                                         -------    -------     -------
                                                                         $10,680    $21,445     $15,737
                                                                         -------    -------     -------
                                                                         -------    -------     -------



NOTE 4. PROPERTY AND EQUIPMENT, NET

     Property and equipment, net consisted of the following (in thousands):


                                                                            DECEMBER 31,
                                                                         ------------------    JUNE 30,
                                                                          1996       1997        1998
                                                                         -------    -------    ---------
Land..................................................................   $ 3,309    $ 3,309     $ 3,309
Equipment and machinery...............................................    42,075     48,511      54,877
Buildings and improvements............................................    17,946     18,805      23,850
Equipment deposits, construction in progress..........................     6,060     14,308      11,096
                                                                         -------    -------     -------
                                                                          69,390     84,933      93,132
Less accumulated depreciation.........................................   (21,644)   (27,492)    (30,603)
                                                                         -------    -------     -------
                                                                         $47,746    $57,441     $62,529
                                                                         -------    -------     -------
                                                                         -------    -------     -------


NOTE 5. INTANGIBLE ASSETS, NET

     Intangible assets, net consisted of the following (in thousands):


                                                                            DECEMBER 31,
                                                                         ------------------    JUNE 30,
                                                                          1996       1997        1998
                                                                         -------    -------    ---------
Goodwill..............................................................   $66,185    $66,185     $66,185
Less accumulated amortization.........................................   (12,789)   (14,507)    (15,366)
                                                                         -------    -------     -------
                                                                         $53,396    $51,678     $50,819
                                                                         -------    -------     -------
                                                                         -------    -------     -------



NOTE 6. RELATED PARTY TRANSACTIONS



     Related party notes receivable and advances of $12,000,000, $14,000,000 and $6,950,000 at December 31, 1996 and 1997 and June 30, 1998, respectively, represents amounts due from affiliated companies. Related party receivables of $27,000, $402,000 and $682,000, at December 31, 1996 and 1997 and June 30, 1998,
respectively, represents amounts due from affiliated companies for accrued interest on the aforementioned note receivables and costs incurred on behalf of other affiliates. The amounts are due on demand.



     With the exception of a $7,000,000 related party note receivable, all loans bear interest at the monthly applicable federal rate, which was 5.60%, 5.54% and 5.44% for the month ended December 31, 1996, 1997 and June 30, 1998, respectively. The $7,000,000 related note party receivable is at a fixed rate of 5.88% for the years ended December 31, 1996 and 1997. This note was repaid on March 27, 1998.



     The long-term related party debt of $22,000,000 at December 31, 1996, 1997 and June 30, 1998, respectively, represents a note payable to an affiliated company, due on July 31, 1999, and bearing interest at the quarterly applicable federal rate, which was 5.63%, 5.56% and 5.46% for the quarters ended December 1996, 1997 and June 30, 1998, respectively.



     The Company's operating expenses include charges from affiliates for expenses incurred on behalf of the Company. These expenses were $3,141,000, $2,425,000 and $4,959,000 for the years ended December 31, 1995,

                                   DEY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)



(EXCEPT AS TO NOTE 11, INFORMATION SUBSEQUENT TO DECEMBER 31, 1997 AND AS OF AND
         FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED)



NOTE 6. RELATED PARTY TRANSACTIONS--(CONTINUED)


1996 and 1997, respectively. Approximately $2,500,000, $1,800,000 and $4,100,000
of those expenses in 1995, 1996 and 1997, respectively, related to clinical trial services performed in exchange for certain marketing rights in the U.S. of any approved products developed pursuant to an agreement which the Company entered into with Genpharm, Inc. and Alphapharm Parties Limited (the Genpharm Agreement), affiliated companies, in 1995. The accrued liabilities to related parties of $1,982,000 and $3,703,000 at December 31, 1996 and 1997,
respectively, primarily related to the aforementioned expenses. The accrued liabilities to related parties of $4,415,000 at June 30, 1998 primarily relates to licensing fees and amounts related to taxes due to affiliates.



     The Company's cost of sales include licensing fees due to an affiliate. Effective July 1, 1997, the Company agreed to pay a royalty on a licensed product of 16.5% of annual net sales up to $15.75 million for 1997 and up to $31.5 million for 1998 through 2010. In the event the Company does not achieve certain minimum net sales or gross margins on the licensed product, both parties agree to negotiate in good faith to determine a new royalty percentage which should be applicable. Minimum net sales and gross margins were achieved in 1997. Total licensing fees relating to this agreement were $-0-, $-0- and $2,600,000 for the years ended December 31, 1995, 1996, and 1997, respectively.



NOTE 7. INCOME TAXES


     Income tax expense (benefit) for the years ended December 31, 1995, 1996 and 1997, consisted of (in thousands):

                                     1995                            1996                            1997
                         ----------------------------    ----------------------------    ----------------------------
                         CURRENT   DEFERRED    TOTAL     CURRENT   DEFERRED    TOTAL     CURRENT   DEFERRED    TOTAL
                         -------   --------   -------    -------   --------   -------    -------   --------   -------
Federal...............   $22,990   $ (1,071)  $21,919    $20,466   $   (208)  $20,258    $32,020   $ (1,907)  $30,113
State.................     5,268       (132)    5,136      4,969       (228)    4,741      7,267       (220)    7,047
                         -------   --------   -------    -------   --------   -------    -------   --------   -------
                         $28,258   $ (1,203)  $27,055    $25,435   $   (436)  $24,999    $39,287   $ (2,127)  $37,160
                         -------   --------   -------    -------   --------   -------    -------   --------   -------
                         -------   --------   -------    -------   --------   -------    -------   --------   -------

     The total income tax expense differed from the amount computed by applying the federal statutory income tax rate of 35% to income before taxes as a result of the following (in thousands):

                                                                                  DECEMBER 31,
                                                                          -----------------------------
                                                                           1995       1996       1997
                                                                          -------    -------    -------
Computed tax expense at federal statutory rate of 35%..................   $23,072    $21,273    $31,914
State taxes............................................................     3,338      3,081      4,581
Amortization of goodwill and other permanent differences...............       645        645        665
                                                                          -------    -------    -------
                                                                          $27,055    $24,999    $37,160
                                                                          -------    -------    -------
                                                                          -------    -------    -------

                                   DEY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


(EXCEPT AS TO NOTE 11, INFORMATION SUBSEQUENT TO DECEMBER 31, 1997 AND AS OF AND
         FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED)



NOTE 7. INCOME TAXES--(CONTINUED)


     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows (in thousands):

                                                                              DECEMBER 31,
                                                                           ------------------
                                                                            1996       1997
                                                                           -------    -------
Deferred tax assets:
  Accounts receivable, principally due to allowance for doubtful
     accounts and chargebacks...........................................   $ 2,823    $ 4,380
  Inventories, principally due to reserves and additional costs
     capitalized for tax purposes.......................................       389        172
  Other accrued liabilities.............................................     1,548      2,766
                                                                           -------    -------
     Total gross deferred tax assets....................................     4,760      7,318
Deferred tax liabilities:
  Property, plant and equipment.........................................    (1,440)    (1,871)
                                                                           -------    -------
     Total gross deferred tax liabilities...............................    (1,440)    (1,871)
                                                                           -------    -------
     Net deferred tax asset.............................................   $ 3,320    $ 5,447
                                                                           -------    -------
                                                                           -------    -------


NOTE 8. LEASES


     As part of its operations, the Company enters into various leasing arrangements. The Company currently leases two facilities under noncancellable operating leases.

     Aggregate rent expense was $247,000, $196,000 and $212,000 for the years ending 1995, 1996 and 1997, respectively.

     The future minimum payments with an initial term in excess of one year, for the years ending December 31 are as follows:

                                                                MINIMUM
                                                                RENTALS
                                                               ----------
1998........................................................   $  495,000
1999........................................................      723,000
2000........................................................      695,000
2001........................................................      685,000
2002........................................................      685,000
Thereafter..................................................    1,763,000
                                                               ----------
                                                               $5,046,000
                                                               ----------
                                                               ----------


NOTE 9. EMPLOYEE BENEFIT PLANS


     The Lipha Americas Employees' Retirement Plan is a defined benefit pension plan for the benefit of eligible employees of Lipha Americas and its affiliates, including the Company, who meet age and service requirements. Benefits are generally based on average salary and years of service. Lipha Americas funds its pension plans in accordance with federal laws and regulations. Plan assets are invested primarily in cash and cash equivalents, government securities, stocks and bonds.

     The Company recognizes as net pension expense, its allocated total contributions for the period. With respect to this plan, the Company funded and recorded expenses of $365,000, $410,000 and $549,000 for the years ended December 31, 1995, 1996 and 1997, respectively.

                                   DEY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(EXCEPT AS TO NOTE 11, INFORMATION SUBSEQUENT TO DECEMBER 31, 1997 AND AS OF AND
         FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED)



NOTE 9. EMPLOYEE BENEFIT PLANS--(CONTINUED)

      In addition, the Company sponsors a contributory 401(k) savings and investment plan in which employees meeting the minimum service requirements are eligible to participate. Participants may contribute up to 10% of their basic pay annually. Through September 1997, the Company contributed an amount of 33-1/3% of the participants' contribution up to 6% of the participants' base annual pay. The Company contribution increased to 50% of the participants' contribution up to 6% of the participants' base annual pay as of October 1, 1997. The Company's contribution to the plan was $119,000, $156,000 and $300,000 for the years ending December 31, 1995, 1996 and 1997, respectively.


NOTE 10. COMMITMENTS AND CONTINGENCIES


     In December 1996, the Company entered into a ten year agreement with a pharmaceutical company whereby the Company was granted exclusive selling, marketing, and distribution rights for a product in the United States, excluding Puerto Rico and the Virgin Islands (the Territory). Under the terms of the agreement, the Company is required to make minimum payments of forty percent (40%) of the contribution margin resulting from sales of the Product within the Territory. For purposes of this contract, contribution margin is defined as sales less cost of sales, marketing, selling, distribution, clinical testing and administrative expenses. Pursuant to the agreement, the Company made an initial payment of $500,000 in 1996 and made a minimum payment of $500,000 in 1997 and is required to make an additional $1,000,000 minimum payment each subsequent calendar year during the term of the agreement. The agreement may be terminated by the Company if for three consecutive calendar years, the annual contribution margin is lower than $1,000,000.

     On May 22, 1997 the Company issued an unconditional guaranty of the performance of obligations of Allergy Free L.P., an affiliated company, under a lease of office and manufacturing space in Houston, Texas occupied by Allergy Free, L.P. The total rental obligation of Allergy Free, L.P. under such lease is $984,000. The lease expires on June 30, 2002.


     Commitments for the expansion of the Napa facilities and purchase of capital equipment over the next year are approximately $4,800,000 and $6,200,000 as of December 31, 1997 and June 30, 1998.



     A number of pharmaceutical companies, including the Company, received federal subpoenas in October 1997 from the Office of Inspector General, U.S. Department of Health and Human Services in connection with an ongoing investigation of the reporting by such companies of "wholesale acquisition cost" data. Six states use such data to determine the rate at which they reimburse pharmacies for pharmaceuticals dispensed under Medicaid programs. The Company understands that the government is investigating to determine whether reimbursement to pharmacies and other health care providers was higher than required and that reporting of data with respect to albuterol products is one of the specific areas being investigated by the government. The Company understands that it is one of several pharmaceutical companies manufacturing albuterol which are being investigated. The Company is complying with the subpoena. The Company does not at this point know what further action the government will take in this matter. During the six-month period ended June 30, 1998, the Company has accrued for the estimated costs related to this matter which was charged to general and administrative expenses.



NOTE 11. RESTATED CERTIFICATE OF INCORPORATION AND STOCK SPLIT



     On                         , 1998, the Company filed a Restated Certificate
of Incorporation, pursuant to which the Company is authorized to issue up to 140,000,000 shares of Common Stock, par value $.01 per share, and 10,000,000 shares of Preferred Stock, par value $1.00 per share and effected a 72,885 for 1 split of the Common Stock. All common share and per share amounts in the accompanying consolidated financial statements have been retroactively adjusted to reflect the aforementioned amendments and stock split.

                                   DEY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


(EXCEPT AS TO NOTE 11, INFORMATION SUBSEQUENT TO DECEMBER 31, 1997 AND AS OF AND
         FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED)



NOTE 12. SUBSEQUENT EVENTS (UNAUDITED)


  Initial Public Offering

     On July 23, 1998, the Company's Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission to register for sale shares of common stock in a proposed initial firm commitment underwritten public offering of approximately 18% of the total outstanding shares of the Company's common stock.


  Dividends



     On July 21, 1998, the Company declared a $225,000,000 dividend to Lipha Americas which was paid on August 14, 1998.


  Financing


     On August 13, 1998, the Company and Merck KGaA entered into an agreement, where Merck KGaA will provide the Company with a revolving credit facility of up to $220,000,000 over a three year period. For this facility, the Company paid Merck KGaA an establishment fee of $100,000 and will pay a commitment fee of 0.08% per annum on the undrawn balance. Amounts drawn on the facility bear interest payable quarterly in arrears at LIBOR plus 1% and are repayable three years from the date of establishment of the facility.



     On August 14, 1998, the Company borrowed $200,000,000 under this facility to partially fund the $225,000,000 dividend to Lipha Americas.



1998 Incentive Plan



     The Company plans to adopt the 1998 Incentive Plan for the benefit of eligible employees of the Company and its subsidiaries. Under the Incentive Plan, participants may be awarded stock options, stock appreciation rights, restricted shares, stock units and performance awards payable in cash or property. The aggregate number of common shares available for award to participants is estimated to be 900,000.


  Genpharm Agreement


     The Genpharm Agreement referred to in Note 6 has been terminated effective July 23, 1998. As a result of the termination of this agreement, the Company is no longer required to fund research and development related to this agreement and no longer has rights to the products included in the agreement.



  Litigation



     A complaint was filed on August 18, 1998 with the Circuit Court of Cook County, Illinois, against Dey, Meridian Technologies, Inc. and Walgreen Co., as co-defendants, alleging negligence, breach of warranty and strict liability claims in connection with the death of an individual allegedly resulting from the use of an ineffective EpiPen(Registered) product in March 1998. The Company is currently investigating the allegations made in the complaint, but has insufficient details at this time to determine if it has any liability in respect of this matter and, if so, in what amount.



Licensing agreement with a related party



     The Company intends to enter into a license agreement with Lipha S.A. (Lipha) to obtain the exclusive right and license to manufacture and sell the Dey/Lipha dry powder inhaler, under Lipha's patent rights, in North America. The Company will pay Lipha $5,000,000 upon execution of such agreement and undertake to pay Lipha a royalty of up to 3% on net sales until the expiration of Lipha's patent rights.

      [PHOTOGRAPH -- Child inhaling from prototype unit of dry powder inhaler being developed by the Company.]

     Photo of child using prototype of the Dey/Lipha DPI, currently under development.

===============================================================================
     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                     PAGE
                                                     ----
Prospectus Summary.................................     4
Risk Factors.......................................     7
Special Note Regarding Forward-Looking
 Statements........................................    16
Use of Proceeds....................................    17
Dividend Policy....................................    17
Capitalization.....................................    18
Dilution...........................................    19
Selected Consolidated Financial Data...............    20
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations........................................    21
Business...........................................    27
Management.........................................    43
Certain Transactions...............................    47
Principal Stockholders.............................    49
Description of Capital Stock.......................    50
Shares Eligible for Future Sale....................    52
Underwriting.......................................    53
Legal Matters......................................    54
Experts............................................    54
Additional Information.............................    54
Index to Consolidated Financial Statements.........   F-1

                            ------------------------

     UNTIL                 , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS),
ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               14,100,000 SHARES

                                   DEY, INC.
                                  COMMON STOCK
                             ----------------------
                                   PROSPECTUS

                             ----------------------
                            BEAR, STEARNS & CO. INC.
                               HAMBRECHT & QUIST
                               J.P. MORGAN & CO.
                                LEHMAN BROTHERS
                                                , 1998
===============================================================================

                                    PART II.

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


     The following table sets forth all expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of the Common Stock being registered. All the amounts shown are estimates.



SEC registration fee......................................................................   $   76,535
NASD filing fee...........................................................................       26,444
New York Stock Exchange listing fee.......................................................      383,000
Blue Sky fees and expenses................................................................       15,000
Printing and engraving expenses...........................................................      300,000
Legal fees and expenses...................................................................      500,000
Accounting fees and expenses..............................................................      300,000
Miscellaneous expenses....................................................................       74,021
                                                                                             ----------
     TOTAL................................................................................   $1,675,000
                                                                                             ----------
                                                                                             ----------


     All of such expenses are to be borne by the Company.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the DGCL authorizes, inter alia, a corporation generally to indemnify any person ("indemnitee") who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation in a similar position with another corporation or entity, against expenses (including attorney's fees), judgements, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. With respect to actions or suits by or in the right of the corporation, however, an indemnitee who acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation is generally limited to attorneys' fees and other expenses, and no indemnification shall be made if such person is adjudged liable to the corporation unless and only to the extent that a court of competent jurisdiction determines that indemnification is appropriate. Section 145 further provides that any indemnification shall be made by the corporation only as authorized in each specific case upon a determination by the (i) stockholders, (ii) board of directors by a majority voted of a quorum consisting of directors who were not parties to such action, suit or proceeding or (iii) independent counsel if a quorum of disinterested directors so directs, that indemnification of the indemnitee is proper because he has met the applicable standard of conduct.
Section 145 provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise.

     The Certificate of Incorporation provides that the registrant will indemnify, to the full extent authorized or permitted by law, any person made, or threatened to be made, a party or witness to any action, suit or proceeding, whether civil or criminal or otherwise, by reason of the fact that he or she is or was a director or officer of the registrant or by reason of the fact that such director or officer, at the request of the registrant, is or was serving any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, in any capacity.

     The Certificate of Incorporation also provides that no director of the registrant will be personally liable to the registrant or its stockholders for monetary damages for any breach of fiduciary duty by such a director as a director other than for: (i) any breach of the director's duty of loyalty to the registrant or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) authorization of illegal dividends or (iv) any transaction from which such director derived an improper personal benefit.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     The registrant has not issued any securities within the past three years.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits.


 EXHIBIT
   NO.      DESCRIPTION
---------   -----------------------------------------------------------------------------------------------------------
     1.1     --   Underwriting Agreement*
     3.1     --   Amended and Restated Certificate of Incorporation of the Company*
     3.2     --   Amended and Restated By-laws of the Company*
     4.1     --   Note dated July 31, 1997, issued by the Company to Lipha Americas, Inc.*
     4.2     --   Facility Agreement dated as of August 13, 1998 between the Company and Merck KGaA as Lender**
     5.1     --   Opinion of Coudert Brothers*
    10.1     --   Master Agreement between EM Industries, Incorporated and Dey Laboratories, L.P., dated as of May 26,
                  1998***
    10.2     --   License Agreement dated          , 1998 between Dey Laboratories, L.P. and Lipha S.A.*
    10.3     --   Tax Sharing Agreement dated          , 1998 between the Company and Lipha Americas, Inc.*
    10.4     --   Management Services Agreement dated          , 1998 between the Company and Lipha Americas, Inc.*
    10.5     --   Management Services Agreement dated          , 1998 between the Company and Allergy Free L.P.*
    10.6     --   Management Services Agreement dated              , 1998 between the Company and EM Pharma, Inc.*
    10.7     --   Lease between Dey Laboratories, L.P. and EBP 2, Ltd.*
    10.8     --   Acquisition Agreement dated          , 1998 between Dey, L.P. and EM Pharma, Inc.*
    10.9     --   Dey, Inc. 1998 Incentive Plan*
    21.1     --   Subsidiaries of the Company****
    23.1     --   Consent of Coudert Brothers (filed as Exhibit 5.1 hereto)*
    23.2     --   Report on Schedule and Consent of KPMG Peat Marwick LLP, Independent Auditors**
    24.1     --   Power of Attorney*
    27.1     --   Financial Data Schedule**


------------------
   * To be filed by amendment


  ** Filed herewith



 *** Previously filed. Confidential material omitted and filed separately with the Commission pursuant to the Company's Application Requesting Confidential Treatment under Rule 406 under the Securities Act.



**** Previously filed.


     (b) Financial Statements and Schedules.

          Schedule II     Valuation and Qualifying Accounts

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance of Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                   DEY, INC.
                  SCHEDULE II-VALUATION & QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)


                                                                         ADDITIONS
                                                                  ------------------------
                                                  BALANCE AT      CHARGED TO                                  BALANCE AT
                                                  BEGINNING OF    COSTS AND     CHARGED TO                     END OF
                  DESCRIPTION                       PERIOD        EXPENSES      NET SALES     DEDUCTIONS       PERIOD
-----------------------------------------------   ------------    ----------    ----------    ------------    -----------
Year Ended 1995:
  Allowance for Doubtful Accounts..............     $    458         $182        $      0       $   (108)       $   532
  Allowance for Chargebacks, Rebates Returns
     and Discounts.............................     $  3,463         $200        $ 37,638       $(37,286)       $ 4,015
                                                    --------         ----        --------       --------        -------
Year Ended 1996:
  Allowance for Doubtful Accounts..............     $    532         $635        $      0       $    (67)       $ 1,100
  Allowance for Chargebacks, Rebates Returns
     and Discounts.............................     $  4,015         $(28)       $ 55,224       $(47,799)       $11,412
                                                    --------         ----        --------       --------        -------
Year Ended 1997:
  Allowance for Doubtful Accounts..............     $  1,100         $300        $      0       $   (417)       $   983
  Allowance for Chargebacks, Rebates Returns
     and Discounts.............................     $ 11,412         $489        $ 62,452       $(59,294)       $15,059
                                                    --------         ----        --------       --------        -------

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NAPA, STATE OF CALIFORNIA, ON SEPTEMBER 10, 1998.


                              DEY, INC.
                              By:         /s/ CHARLES A. RICE
                                  -------------------------------------------
                                               Charles A. Rice
                                    President and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



               SIGNATURES                                       TITLE                               DATE
-----------------------------------------  -----------------------------------------------   ------------------

           /s/ CHARLES A. RICE             President, Chief Executive Officer and Director        Sept. 10, 1998
----------------------------------------   (Principal Executive Officer)
             Charles A. Rice

                    *                      Executive Vice President, Chief Financial              Sept. 10, 1998
----------------------------------------   Officer and Director (Principal Financial and
             Pamela R. Marrs               Accounting Officer)


                    *                      Director                                               Sept. 10, 1998
----------------------------------------
            Bernhard Scheuble

                    *                      Director                                               Sept. 10, 1998
----------------------------------------
           Jean-Noel Treilles

                    *                      Director                                               Sept. 10, 1998
----------------------------------------
             Peter A. Wriede



* By  /S/ CHARLES A. RICE
----------------------------------------
          Charles A. Rice

                                 EXHIBIT INDEX


 EXHIBIT                                                                                                    SEQUENTIAL
  NUMBER     DESCRIPTION                                                                                     PAGE NO.
----------   --------------------------------------------------------------------------------------------   -----------
    1.1       --   Underwriting Agreement*
    3.1       --   Amended and Restated Certificate of Incorporation of the Company*
    3.2       --   Amended and Restated By-laws of the Company*
    4.1       --   Note dated July 31, 1997, issued by the Company to Lipha Americas, Inc.*
    4.2       --   Facility Agreement dated as of August 13, 1998 between the Company and Merck KGaA as
                   Lender**
    5.1       --   Opinion of Coudert Brothers*
   10.1       --   Master Agreement between EM Industries, Incorporated and Dey Laboratories, L.P., dated as of May 26, 1998***
   10.2       --   License Agreement dated          , 1998 between Dey Laboratories, L.P. and Lipha S.A.*
   10.3       --   Tax Sharing Agreement dated          , 1998 between the Company and Lipha Americas,
                   Inc.*
   10.4       --   Management Services Agreement dated          , 1998 between the Company and Lipha
                   Americas, Inc.*
   10.5       --   Management Services Agreement dated          , 1998 between the Company and Allergy
                   Free L.P.*
   10.6       --   Management Services Agreement dated              , 1998 between the Company and
                   EM Pharma, Inc.*
   10.7       --   Lease between Dey Laboratories, L.P. and EBP 2, Ltd.*
   10.8       --   Acquisition Agreement dated          , 1998 between Dey, L.P. and EM Pharma, Inc.*
   10.9       --   Dey, Inc. 1998 Incentive Plan*
   21.1       --   Subsidiaries of the Company****
   23.1       --   Consent of Coudert Brothers (filed as Exhibit 5.1 hereto)*
   23.2       --   Report on Schedule and Consent of KPMG Peat Marwick LLP, Independent Auditors**
   24.1       --   Power of Attorney*
   27.1       --   Financial Data Schedule**


------------------
   * To be filed by amendment


  ** Filed herewith



 *** Previously filed. Confidential material omitted and filed separately with the Commission pursuant to the Company's Application Requesting Confidential Treatment under Rule 406 under the Securities Act.



**** Previously filed.